RELEASING
THE POTENTIAL
OF DATA

2005 Annual Report

P.E. 3/31/05 TALX Corp

RECD S.E.C.
AUG 1 2005
1086

0-21465



PROCESSED
AUG 03 2005
THOMSON FINANCIAL

TALX

RECORD FINANCIAL PERFORMANCE IN FISCAL 2005 REFLECTS OUR ABILITY TO RELEASE THE POTENTIAL OF DATA



FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

March 31,	2004	**2005**	% change
Revenues:			
The Work Number services	$ 46,608	$ 65,373	40%
Tax management services	73,667	90,208	22%
Maintenance and support	4,120	2,814	(32)%
Total revenues	$ 124,395	$ 158,395	27%
Gross profit	$ 71,142	$ 93,678	32%
Operating income *(adjusted in 2005*)*	$ 21,228	$ 33,140*	56%
Earnings from continuing operations *(adjusted in 2005*)*	$ 12,493	$ 18,528*	48%
Diluted earnings per share from continuing operations *(adjusted in 2005*)*	$ 0.59	$ 0.86*	46%
Shareholders' equity	$ 133,817	$ 151,864	13%







*RECONCILIATION FOR THE 2005 FISCAL YEAR:

	Operating Income *(millions)*	Operating Margin	Earnings from Continuing Operations *(millions)*	Diluted EPS
GAAP	$ 30.6	19.3%	$ 16.0	$ 0.74
SEC settlement charge	2.5	1.6	2.5	0.12
Excluding SEC settlement charge	$ 33.1	20.9%	$ 18.5	$ 0.86

Likewise, our two acquisitions at the beginning of fiscal 2006 emphasize our strategic focus. The first, Jon-Jay Associates, specializes in providing unemployment cost management services, as well as an employment verification service. The second, Glick & Glick Consultants, adds to our tax credit and incentive services business. Both acquisitions complement our existing services, provide cross-selling opportunities and should be accretive to earnings in fiscal 2006.

UNDERSTANDING OUR CLIENTS Our solid results reflect a core strength of TALX — our ability to understand and respond to our clients' needs. That understanding begins with listening to our clients, a process aided in great measure by our Client Advisory Board. This group, established in 2003, brings together forward-looking companies that use TALX services. The Client Advisory Board convenes several times a year to provide valuable feedback on the use of TALX services, discuss legislative and marketplace issues affecting payroll and human resources business processes, and exchange views on topics of mutual interest. The 18-member board includes executives from major Fortune 500 employers in a diverse range of industries, including retail, financial services, communications, logistics and transportation, and staffing. Collectively, the companies represented on the TALX Client Advisory Board encompass a workforce of more than six million.

The effectiveness of our Client Advisory Board is borne out by its input leading directly to the creation of new TALX services such as I-9 eXpress, which allows paperless management of the I-9 forms that immigration law requires organizations to maintain for each employee. In addition, board members' concerns about the difficulty of managing employment-related tax credits and incentives led us to expand into that business, which we expect to be a significant contributor to future growth.

TRUSTED PROVIDER TALX has become a leader in outsourced services through our conscientious stewardship of our clients' payroll data. In short, we treat our clients' data as if it were our own. That attitude has enabled us to develop a level of trust with our clients that we count as one of our key assets.

We know that trust is not to be taken lightly, especially in light of recent high-profile news stories about unauthorized access to confidential data. We employ a number of technical systems and procedural controls to ensure our clients' data is protected to the highest standards. In addition, we continually evaluate and update our security practices to maintain the utmost level of protection. As an added safeguard, we utilize an independent third party to conduct regular Statement on Auditing Standards (SAS) No. 70 Type II audits to confirm that our control structures are effectively implemented and correctly followed.

POSITIONED FOR GROWTH In summary, 2005 was an outstanding year for TALX. We continued to demonstrate the strength of our business model, the validity of our strategies and our ability to execute those strategies. We believe that TALX is well-positioned for 2006 and years to come because of our robust portfolio of service offerings, strong client base, proven strategies and innovation. Most of all, the dedication of more than 1,300 TALX employees makes me confident that a year from now I will report to you that fiscal 2006 was another strong year for TALX.



WILLIAM W. CANFIELD
President, Chief Executive Officer and Chairman of the Board
June 24, 2005



TO OUR SHAREHOLDERS

Fiscal year 2005 was an outstanding year for TALX. Our financial performance, as I will detail below, was very strong. Additionally, shareholder value was enhanced by:

- 24 percent growth in our stock price;
- A 33 percent increase in our dividend rate;
- A 3-for-2 stock split.

Our objective, as always, is to maintain our momentum and create additional value for our shareholders. We have built a successful track record by releasing the potential of data to improve payroll and human resources processes such as employment and income verification and employment- and unemployment-related tax management. In fiscal 2005, we again demonstrated the strength of our business model as we achieved record financial performance, introduced new services, expanded client relationships and made several strategic acquisitions.

Payroll data drives our business. Our strategies focus on providing services that result in a more robust database designed to yield increased transactions and revenues. Because we align our operating decisions with those strategies, shareholders can depend on us to deliver value.

RECORD FINANCIAL PERFORMANCE By any measure, 2005 was an outstanding year for TALX. For instance:

- Revenues **grew by 27 percent** to $158.4 million, including a 40 percent increase in The Work Number® services and a 22 percent increase in tax management services.
- Gross profit **expanded 32 percent** to $93.7 million, with gross margin at 59 percent of revenues, compared with the year-earlier 57 percent.
- Earnings from continuing operations were $16.0 million, or $0.74 per diluted share, including a charge of $2.5 million, or $0.12 per diluted share, related to an SEC settlement recorded in the first quarter. Excluding this settlement, earnings from continuing operations would have been $18.5 million, or $0.86 per diluted share, representing a **48 percent increase**.
- Operating income was $30.6 million, including the SEC settlement charge. Excluding this charge, operating income would have been $33.1 million, a **56 percent increase**. Operating margin for the year was 19.3 percent of revenues, including the SEC settlement charge. Excluding this charge, our operating margin would have been 20.9 percent of revenues, a **380-basis-point improvement** over the prior year's 17.1 percent.
- The number of records on The Work Number database **grew 19 percent** to 106.9 million from 90.1 million a year ago. Total employment records under contract, including those in the contract backlog to be added to the database, increased to 113.1 million from 97.2 million.
- Our leadership position in payroll-related data services expanded as we successfully acquired and integrated businesses from three companies.

As we enter fiscal 2006, we have continued this positive momentum by:

- Acquiring two companies in April 2005, Jon-Jay Associates, Inc. and Glick & Glick Consultants, LLC, which augment The Work Number and tax management services businesses;
- Supporting our continued growth by refinancing and expanding our credit facility into a $100 million revolving credit facility with the ability to increase to $125 million within the five-year term; and
- Further expanding our product offerings with two new services — I-9 eXpress℠ in The Work Number services business and TALX Learning Solutions in the tax management services area.

These accomplishments clearly validate our strategies and business model. Even so, our continued success requires us to have both a clear vision of where we are going and the ability to understand and adapt to the changing needs of our clients as well as the payroll and human resources marketplace. In the next few pages, I will share with you our vision for continued growth and why I believe TALX is on the right path and remains well-positioned for 2006 and beyond.



WILLIAM W. CANFIELD

President, Chief Executive Officer and Chairman of the Board

GROWTH STRATEGIES We see significant growth opportunities for TALX in four distinct areas. The first two represent specific growth initiatives within our core services, the third represents opportunities for cross-selling, and the fourth is growth through strategic acquisitions.

Within The Work Number services, the key to growth in our verification business is adding records to our database, through direct sales to employers and by partnering with providers of payroll and human resources services. Each new record in the database represents an opportunity to generate additional transactions from our existing verifier clients. To further leverage those opportunities, we implemented a program that we call REACH.

The goal of the first phase of REACH is to increase the use of our database among verifiers with multiple locations and integrate our services into their systems and processes. We implemented Phase I during fiscal 2005 and began to see the results by year-end, as third- and fourth-quarter revenues in The Work Number business segment not only increased substantially but also grew more quickly than the increase in records in the database.

In Phase II, being rolled out in fiscal 2006, our goal is to ensure that employers are fully utilizing The Work Number database for all verifications. To achieve this goal, we are dedicating a group of our client relationship managers to The Work Number rather than have them support multiple services. We also are helping our clients improve their processes to ensure that payroll and human resources personnel refer all requests for employment or salary verification to our service rather than running the risk of providing inconsistent or inappropriate responses.

Other areas within The Work Number services, including W-2 eXpress,® FasTime,® ePayroll, HireXpress℠ and I-9 eXpress, also show encouraging growth opportunities as we leverage our client base. For example, companies with between 5,000 and 15,000 employees represent a promising market for the paid-time-off ("PTO") application of our FasTime automated time entry and approval services.

In tax management services, we expect the largest growth driver to be our new tax credit and incentive services business. We believe that this business will create excellent cross-selling opportunities for us, primarily within our existing Work Number and unemployment client base. Within our unemployment services business, we expect revenue growth to result from fee escalation provisions we have built into longer-term contracts with our clients. We are also unbundling standard services in our UC eXpress® business, such as claims contingencies, hearings support, and tax rate verifications. Unbundling makes it easier for clients to choose the services that best match their needs, simplifying billing and more closely matching pricing to the value that each service delivers. Additionally, we see revenue growth possibilities in TALX Learning Solutions, our new web-based learning modules just introduced as fiscal 2006 began.

Cross-selling represents another growth opportunity. In a sample of 170 large clients, the number using more than one TALX service has more than doubled since the end of fiscal 2002, demonstrating that our acquisitions have given us additional clients and services that enhanced our cross-selling opportunities. We expect our recent acquisitions to continue that trend.

Identifying, executing and fully integrating strategic acquisitions comprise another key initiative. When we evaluate possible acquisitions, we focus on four criteria: first, we consider only companies that are accretive to earnings per share; second, we look for companies with records that can be added to The Work Number database; third, we look for companies that offer the same or complementary services and fit into our cross-selling strategy; and fourth, we look for strong management.

Each of our acquisitions has met these criteria. In April 2004, we acquired the unemployment compensation, employment verification, and applicant screening and hiring workflow services businesses of Sheakley-Uniservice, Inc. In October 2004 we acquired TBT Enterprises, Inc. and Net Profit, Inc. These businesses represent the initial building blocks of our new tax credit and incentive services business. They assist employers by identifying employment-related tax credit and incentive programs available to them under both federal and state legislation, including Work Opportunity Tax Credit (WOTC), Welfare to Work (WtW), and location-based incentive programs. As a result of these acquisitions, we now offer a more robust suite of tax services, and we have acquired additional clients that can benefit from other TALX services.

who we are

TALX HAS RECURRING, PREDICTABLE REVENUE STREAMS IN THE WORK NUMBER SERVICES AND TAX MANAGEMENT SERVICES.

At TALX, releasing the potential of simple payroll data has solidified our leadership in the payroll and human resources business process outsourcing market. We specialize in niche services that are designed to help our clients become more efficient by taking paper out of their processes.

We have grouped our services into two major categories: The Work Number services and tax management services. With a focus on web-based functions, the primary services we provide include:

THE WORK NUMBER SERVICES

- Employment and income verification
- Initial distribution, reissue and correction of W-2s
- Electronic paystubs (paperless pay)
- Electronic time entry and approval
- Applicant screening and hiring workflow (electronic onboarding)
- Electronic I-9 and compliance reporting

TAX MANAGEMENT SERVICES

- Unemployment claims administration and hearings-related services
- Unemployment tax services
- Employment-related tax credit and incentive services

We are a growth-oriented company driven by a strong business model and proven financial results. Our marketing studies show that we command a solid leadership position in our chosen markets. We have a strong client base and have earned our clients' trust with quality services that make their payroll and human resources processes more efficient. We believe that we understand our audience in the payroll and human resources outsourcing market and know how to meet our clients' needs with the right services at the right time. And we successfully execute our strategies even as we continue to sharpen them.

The following pages provide an overview of our approach to market growth, how we create value and what we see ahead for TALX.

TALX SOLUTIONS:
A BROAD RANGE OF PAYROLL DATA-BASED APPLICATIONS



FISCAL 2005 REVENUE

The Work Number Services: 41%
Tax Management Services: 57%
Maintenance and Support: 2%



TALX operates under a business model characterized by standard services and processes, contractual and transaction-driven revenues and a recurring, predictable revenue stream. One of the keys to our success has been the growth of our employment and income verification database, which contained more than 106 million records as of March 31, 2005, an increase of 19 percent in total records from a year ago. As we have added records to the database, transactions have increased at an accelerated rate, yielding revenue growth, as TALX has become the first stop for verifiers.

While our business model may be simple, what differentiates TALX is our ability to release the data's potential by developing services that respond to our clients' needs. Furthermore, because so much of our business is web-based, the incremental cost of each transaction is much lower than with paper-based solutions. As a result, the gross margin for The Work Number services exceeds 70 percent.

EXPANDING OUR SERVICES As our employment and income verification database has grown, TALX has also expanded our suite of payroll data-centric services to include a broad range of applications:

1. Automated hiring solutions, from applicant screening to obtaining hiring tax credits;
2. Paperless pay services, from time reporting to W-2 distribution, correction and reissue; and
3. Compliance services, such as federal, state and local tax laws, with our new I-9 service.

Our clients' payroll and human resources teams have an enormous opportunity to positively impact their businesses through process improvements that complement their corporate strategies.

In developing and implementing best practices, payroll and human resources organizations face the pressures of doing more with fewer resources while improving productivity. TALX has achieved leadership in our market niche by creating value-added services that enable those organizations to meet their challenges as well as support the business strategies that are helping their companies achieve success.

TALX SERVICES: SAVING OUR CLIENTS TIME AND MONEY

At TALX, our ability to see payroll and human resources data differently has enabled us to develop and expand our services to help clients develop paperless payroll and HR methods, improve efficiency, and remove costs. Working closely with our clients, we continue to pursue new services that save them time and money and create value for TALX and our shareholders.

	TALX SERVICES	FEATURES	BENEFITS
THE WORK NUMBER SERVICES	W-2 Distribution (W-2 eXpress)	○ Offers initial printing and electronic distribution. ○ Generates reprints when needed and processes correction requests. ○ Complies with IRS regulations.	○ Minimizes time spent by payroll/HR furnishing W-2s, reprints, and W-2c's. ○ Reduces printing and postage charges and the need for temporary staffing. ○ Imports W-2s into tax returns.
	Employment and Income Verification (The Work Number)	• Replaces phone, mail and fax requests for verification. • Interfaces with mortgage and credit verifiers, pre-employment screeners and government agencies. • Available via the web or phone. • Accessible only to authorized verifiers.	• Eliminates verification paperwork and frees staff time. • Mitigates liability risk of biased information. • Improves employee service. • Reduces identity theft opportunities.
	Paperless Pay (ePayroll)	○ Offers electronic paystubs and paycard support. ○ Gives employees the ability to update direct deposit, W-4 and personal information. ○ Complies with applicable laws and regulations in all 50 states.	○ Reduces costs for printing and distributing paystubs. ○ Increases direct deposit participation. ○ Increases employee satisfaction with online pay access. ○ Reduces employee calls for payroll information.
	Electronic Onboarding (HireXpress)	• Electronically collects and manages information related to candidate screening, hiring and onboarding. • Offers paperless hiring and onboarding workflow process.	• Minimizes time to hire and reduces hiring costs. • Eliminates paper-based forms in the onboarding process. • Promotes hiring standards and consistency.
	Electronic I-9 and Compliance Reporting (I-9 eXpress)	○ Generates I-9s online. ○ Incorporates electronic signatures. ○ Stores I-9s in a central repository. ○ Offers monthly compliance reports and reverification notices.	○ Eliminates storage and maintenance of paper I-9s. ○ Frees staff time. ○ Simplifies audits and minimizes risk of penalties.
	Electronic Time Entry (FasTime)	• Applies to hourly and salaried employees including PTO tracking. • Accessible via the web or phone. • Integrates with existing payroll system.	• Reduces paper and saves time spent printing, copying, routing and storing timesheets. • Accurately values PTO liability. • Eliminates erroneous data entry.
TAX MANAGEMENT SERVICES	Unemployment Tax Management (UC eXpress)	Unemployment claims administration ○ Streamlines unemployment claims management and protects from erroneous and fraudulent charges. ○ Offers detailed expertise on hearing processes.	○ Lowers tax rates through benefit charge analysis. ○ Reduces time spent by HR personnel responding to claims and handling paper. ○ Improves hearing preparedness.
		Unemployment tax services ○ Provides annual rate verification for all taxable entities. ○ Offers enhanced employment tax services from over 100 experienced consultants.	○ Reduces unemployment tax expenses. ○ Minimizes exposure by consulting on how to interpret unemployment tax laws. ○ Ensures accurate tax filings.
	Tax Credits and Incentives	• Identifies applicants eligible for federal (such as Work Opportunity Tax Credits and Welfare to Work) and state tax credits and incentives. • Speeds receipt of credits.	• Reduces tax costs by uncovering missed tax credit opportunities. • Eliminates need to understand complex regulations and work with individual states.



how we grow

NEW SERVICE LINES YIELD MORE VALUE FOR CLIENTS AND INCREASED REVENUE STREAMS FOR TALX.

The key growth drivers of our business all center upon adding data to our employment and income verification database and transforming paper-based processes into paperless processes that save our clients money and help them become more efficient. We continue to pursue the four primary growth strategies that have served us well:

1. Growth in The Work Number services
2. Growth in tax management services
3. Expanded cross-selling opportunities
4. Accretive acquisitions

I-9 EXPRESS SIMPLIFIES COMPLIANCE WITH CHALLENGING IMMIGRATION LAWS

Federal immigration laws make it mandatory for employers to verify the employment eligibility of all newly hired employees. To meet this requirement, employers must complete I-9 Employment Eligibility Verification forms and maintain them for a minimum of three years after the date of hire. Failure to comply with the Immigration Reform and Control Act of 1986 subjects employers to civil or criminal penalties, including fines. Managing the paper involved with maintaining compliance can be challenging for even the most efficient human resources departments.

Our new service allows paperless management of I-9s. Through I-9 eXpress, I-9s are generated and stored electronically, and reports are provided to clients so they can monitor their compliance with regulations. I-9 eXpress reduces costs by eliminating the storage, maintenance and retrieval of paper forms and streamlines the compliance and reporting process.



Growth Strategy 1: Growth in The Work Number services

GROWTH IN THE DATABASE The Work Number is America's leading automated employment and income verification service. According to our estimates, it commands a market share of more than 95 percent of those companies that have chosen to outsource this function. Yet we believe this represents only about 25 percent of the workforce in the United States, so there is still substantial room for growth.

Employers provide TALX their payroll data, which we add to our database. The employers then direct verifiers such as lenders, pre-employment screeners, credit issuers and social services agencies to our automated service. By utilizing the database to verify employment and income verification, verifiers have a tool through which they can cost-effectively manage risk.

One of the keys to our success has been the growth of the database, which contained more than 106 million records as of March 31, 2005, an increase of 19 percent in total records from a year ago. Our target is to add 3 million records per quarter. To accomplish this, we use two sales channels. Our in-house sales force focuses on prospects with more than 3,500 employees. To reach smaller firms more efficiently, we partner with companies that offer payroll and human resources outsourcing services. And for larger organizations that outsource their complete payroll and human resources functions, TALX has developed alliances with the top outsourcing providers.

We focus not only on growing our database, but also on increasing the frequency with which verifiers turn to TALX for the information those records contain. Consequently, as we have added records to the database, transactions have increased at an accelerated rate, yielding significant revenue growth as TALX has become the first stop for verifiers. In fact, the database has grown to the point that many verifiers are now building into their processes automated access to The Work Number for verifications.

Through a program we call REACH, we encourage verifier clients to use The Work Number database for a variety of verifications at as many of their locations as they can. For example, a financial institution that is using our database only to verify information for mortgage loans would be a good prospect to expand that usage to credit cards or auto loans.

We recently have expanded the REACH program to our employer clients to encourage them to increase their use of our services for employment and income verification. Our client relationship managers are emphasizing the full range of our capabilities to clients and demonstrating that outsourcing these functions to TALX is not only cost-effective and safe but also frees payroll and human resources staff members to focus on their core capabilities.

Because our market research shows that most of the employee population in the U.S. works for organizations that do not currently outsource the verification function, we expect The Work Number database will continue to grow. Converting these organizations to our automated services represents a key focus of our growth in the employment and income verification market.

NEW TAX CREDIT AND INCENTIVE SERVICES COMPLEMENT EXISTING TALX OFFERINGS

Further enhancing our cross-selling opportunities are the tax credit and incentive services companies we acquired in October 2004, Net Profit and TBT Enterprises, as well as the tax credit and incentive services company we acquired in April 2005, Glick & Glick Consultants.

These businesses help employers identify tax credit and incentive programs available to them under both federal and state legislation, including Work Opportunity Tax Credit (WOTC), Welfare to Work (WtW) and location-based incentive programs. There is a natural synergy between these businesses and The Work Number database, because payroll records form the basis on which a number of tax credits and incentives are calculated.

With our acquisition of these leaders in tax credit and incentive consulting and administrative services, we now offer a more robust suite of tax services and have acquired additional clients that can benefit from other TALX services. The acquired businesses are also complementary to our existing unemployment cost management and employment verification businesses. Benefits include:

- An expanded client base for our tax services;
- Increased tax credit eligibility processing capability through the acquisition of advanced systems;
- Excellent cross-selling opportunities; and
- Enhanced ability to capitalize on the desire of many large employers to outsource more services to fewer vendors.

The catalyst for expansion of The Work Number services is our recognition of the growing pressure on organizations to adopt best practices, do more with fewer resources and improve productivity. Our clients' payroll and human resources teams continually seek opportunities to introduce process improvements that contribute to achieving their corporate goals. TALX has achieved leadership in our market by creating or acquiring the services that are designed to help our clients succeed.

CLIENT ADVISORY BOARD DRIVES INNOVATION

Our Client Advisory Board, a group of 18 executives from Fortune 500 employers, is a key part of our ongoing efforts to bring together clients who are leaders in their industries to share best practice methods and explore shared payroll and human resources issues.

Now beginning its third year, the Client Advisory Board has provided a consistent source of insight into the needs of organizations for payroll and human resources services. Regular meetings include client presentations on key initiatives and contribute to the group's understanding of common issues affecting payroll and human resources departmental productivity. This forum is an excellent way for us to discover important information that can lead to innovative services to help our clients reduce their operating costs. Listening to clients in this way enables us to develop services that respond to needs that are not always apparent. For example, one of our newest service offerings, I-9 eXpress, was the direct result of feedback we received from our Client Advisory Board. Input from this group also led to our expansion into tax credit and incentive services.



Growth Strategy 2: Growth in tax management services

Tax management services comprise two primary businesses — UC eXpress and tax credit and incentive services.

UC eXpress, our unemployment claims management and tax planning service, has an estimated market share of almost 50 percent of those organizations that currently outsource this function. The client base of this business has provided the majority of our cross-selling success.

Since the acquisitions of our first two unemployment cost management companies in 2002, we have focused on replacing former one-year contracts with three- and five-year contracts. These longer-term contracts also typically include annual fee escalation provisions. Implementing these new contracts provides a more predictable and growing revenue stream for TALX.

As states' unemployment trust fund balances continue to fluctuate and state agencies continue to revise their plans to generate tax revenue, many organizations are now focusing more attention on unemployment tax. As employers feel the burden of added taxes, we believe that our unemployment services and tax strategies will become even more compelling.

Organizations often are not aware of the employment-related tax credits and incentives available to them at both the federal and state levels. Helping them monitor and take advantage of those programs is another way we can add value for clients.

We expect our tax credit and incentive services business to contribute to revenue growth by providing additional employment records that will expand the database for The Work Number services. In addition, we believe the tax credit and incentive services business will create excellent cross-selling opportunities for us to provide more of our expanding outsourced services to our clients.

HOW WE GROW, *continued*

LEARNING SOLUTIONS HELP CLIENTS CONTROL UNEMPLOYMENT COSTS

In March 2005 we launched our web-based Learning Solutions to deliver on-demand training to our clients' front-line managers for handling a variety of unemployment-related issues. As part of the TALX suite of unemployment cost management services, Learning Solutions help employers further reduce their unemployment costs with the convenience of desktop learning and the ability to track progress and effectiveness of the training. These comprehensive and systematic solutions enhance the skills needed at critical places within an organization to better manage and control unemployment costs.

TALX developed Learning Solutions based on input from our clients. Clients had requested more effective training to increase compliance and improve their ability to manage unemployment claims. As an industry leader in controlling and reducing unemployment costs, TALX now becomes a single source to identify areas for process improvement as well as to provide cost-saving training and education to individual locations to reduce unemployment costs. Further, we believe this service has the potential to expand into other types of content, creating a robust training suite.

UNBUNDLING STANDARD SERVICES Another element of growth is identifying opportunities to unbundle our standard unemployment tax management services such as claims contingencies, hearings support and tax rate verifications. Our clients can reduce their unemployment tax management costs by outsourcing these responsibilities to TALX because of our understanding of state tax laws and our expertise in a broad range of unemployment cost issues. Unbundling allows us to grow revenue by offering specific services that our clients value and by adjusting pricing according to that value.

LAUNCHING NEW SOLUTIONS In response to client requests, we recently introduced TALX Learning Solutions, a suite of interactive, web-based training tools to help our clients improve their unemployment-related processes.

Growth Strategy 3: Expanding cross-selling opportunities

To date, TALX has acquired nine companies, strengthening our capabilities in key payroll and human resources functions such as unemployment cost management, employment and income verification, time reporting and employment-related tax credits and incentives. The addition of the services and client base of these businesses has greatly enhanced our cross-selling opportunities.

In a sample of 170 large clients, the number using more than one TALX service has more than doubled since fiscal 2002. In addition, since fiscal 2002 we have increased fourfold the number of clients in this sample that are utilizing three or more TALX services.



Growth Strategy 4: Accretive acquisitions

Our outstanding record of quickly making strategic acquisitions accretive to earnings per share reflects our strict adherence to our acquisition criteria. We have proven we can improve margins by driving costs lower through automation and the adoption of best practices — developed at TALX and continually enhanced by blending our approach with the strengths of the companies we acquire.

Through our April 2005 acquisition of Jon-Jay Associates, we are adding 6 million employment-related data records to The Work Number database. As a result of being included in our larger database with greater penetration to the verifier community, those records will be accessed by verifiers with greater frequency, generating more revenue.

We frequently find we can lower the costs of an acquired business simply by removing paper from its processes and automating as much as possible. In addition, we sometimes are able to apply the processes of an acquisition to improve the efficiency of other companies we acquire. For instance, Net Profit has a very effective technology platform that we can use to further automate the tax credit and incentive services processing of TBT Enterprises and Glick & Glick.

OUR TARGET MARKET

Our target market is those medium-to-large clients that process payroll in-house. We believe these organizations have the potential to realize the most benefit from our services and are largely unserved by traditional outsourced payroll providers.

In-house ●
Outsourced ○

Source: William Blair & Company, 2003 Payroll Manager Survey



REVENUE GROWTH OUTPACES DATABASE GROWTH

Over a six-year period, revenue growth in The Work Number services has outpaced even the robust growth in our database of payroll records.

Revenue ○
Records ○

Indexed to March 1999 = 100%



SUCCESSFUL CROSS-SELLING STRATEGY

Among a sample of 170 TALX clients, the number of clients using two or more TALX services has more than doubled since fiscal 2002.

Six Services ○
Five Services ●
Four Services ●
Three Services ○
Two Services ○
One Service ○





how we create value

BECAUSE OUR CLIENTS KNOW THEY CAN TRUST US WITH THEIR PAYROLL DATA, TALX GROWS THE WORK NUMBER WITH OVER 33,000 NEW EMPLOYEE RECORDS EVERY DAY.

With our robust service offerings and diverse mix of employer and verifier clients, we believe that TALX is well-positioned for greater penetration of our growing client base with new services. We are confident that our business model offers the potential for attractive growth opportunities and that we have the right strategies in place to turn those opportunities into strong performance.

TALX combines a set of skills that we believe makes us uniquely qualified to provide outsourced services to payroll and human resources departments:

TALX IS FOCUSED ON PAYROLL AND HUMAN RESOURCES. Rather than functioning as a total payroll and human resources outsourcing provider, we concentrate on well-defined services that are the best in their class and deliver a measurable return on investment for clients.

TALX IS A DATA EXPERT. We have extensive experience in maintaining large databases, and we know how to provide strong performance in database-driven services. Further, we have years of experience protecting the highly sensitive data our clients entrust to us in the course of using our services.

TALX IS AN INDUSTRY LEADER. TALX is the largest outsourced provider of employment and income verifications in the U.S., with over half the companies in the Fortune 500 relying on us for this service. TALX is also the largest provider of outsourced unemployment cost management services. We believe that our expertise in unemployment claims handling and employment tax matters is unsurpassed in the industry, and we have a proven track record of delivering savings for our clients.

TALX IS AN INNOVATOR. Our innovative management taps into trends in the payroll and human resources areas and develops new services capitalizing on those trends. We identify, execute and skillfully integrate acquisitions to further augment our capabilities. We have demonstrated the ability to grow our business while enhancing profit margins.

Because our clients constantly must do more with less, TALX is continually finding ways to make their processes more efficient. Clients know they can count on TALX for electronic solutions that simplify their payroll and human resources functions with less paper, less cost, less hassle, less worry — and in less time. Our ability to deliver more efficiency, more savings, more employee satisfaction and more convenience to our clients is a key ingredient in the value of TALX.

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SENIOR MANAGEMENT TEAM

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BOARD OF DIRECTORS

01
WILLIAM W. CANFIELD
Mr. Canfield is President and Chief Executive Officer of TALX Corporation and a director since 1986. He has served as Chairman of the Board since 1988.

02
RICHARD F. FORD
Mr. Ford is General Partner of Gateway Associates, L.P., a venture capital management firm. He has been a director since 1987.

03
TONY G. HOLCOMBE
Mr. Holcombe is President of WebMD Envoy, a division of WebMD Corporation. WebMD Envoy transmits electronic transactions between healthcare payers and healthcare providers. He has been a director since 2002.

04
CRAIG E. LABARGE
Mr. LaBarge is the President and Chief Executive Officer of LaBarge, Inc., a corporation engaged in contract engineering and manufacturing of sophisticated electronic products. He has been a director since 1994.

05
EUGENE M. TOOMBS
Mr. Toombs is the Chairman, President and Chief Executive Officer of MiTek, Inc., a global provider of building components. He has been a director since 1994.

06
M. STEPHEN YOAKUM
Mr. Yoakum is the Executive Director of The Public School Retirement System of Missouri (PSRS), the largest retirement plan in Missouri, which provides the primary retirement benefits for the overwhelming majority of Missouri's educators. He has been a director since 1991.

EXECUTIVE OFFICERS

07
WILLIAM W. CANFIELD
Mr. Canfield is President and Chief Executive Officer of TALX Corporation and a director since 1986. He has served as Chairman of the Board since 1988.

08
L. KEITH GRAVES
Mr. Graves is Vice President and Chief Financial Officer and is a CPA. He is responsible for accounting and finance, as well as information systems, legal services, human resources and facilities operations. He has been with TALX since 1997.

09
MICHAEL E. SMITH
Mr. Smith is Vice President, Marketing. He is responsible for corporate marketing, sales force automated support, sales and service training, and marketplace research. He has been with TALX since 1973.

10
EDWARD W. CHAFFIN
Mr. Chaffin is President, UC eXpress. He is responsible for operations of the UC eXpress service. He has been with TALX since 1995.

SENIOR MANAGEMENT TEAM

11
ROBERT H. BELL
Managing Director of Sales, The Work Number

12
JOYCE M. DEAR
Senior Managing Director, UC eXpress

13
EUGENE A. DEBONS
Managing Director of Sales, Western Region

14
JANET M. FORD
Managing Director, eCommerce Sales

15
BRYAN D. GARCIA
Managing Director and Chief Technologist

16
KRISTIN M. HARTY
Managing Director of Sales

17
DOUGLAS M. KENNEDY
Vice President of Sales

18
DAVID N. MEINERT
Managing Director, Unemployment Claims Services

19
LOU S. REAVIS
Managing Director of Client Relationships

20
STEVEN P. SCHNARE
Managing Director of Client Relationships

21
STACEY A. SIMPSON
Managing Director, eCommerce Client Services

22
JOHN F. WILLIAMSON
Managing Director, TALX Shared Services

MANAGEMENT TEAM

KATHLEEN M. ALU
Director, ADP Unemployment Group

ROBERT J. AUSTIN
Director, TALX Employer Services

J. MARTIN BERTOLINO
Director, Infrastructure Development and Technology

LYNNE P. BRIGHT
Director, Data Quality and Process Improvement

MICHAEL L. BROWN
Director, Software Development and Product Architecture

JAMES W. CANFIELD
Director, Paperless Pay Business Development

TIMOTHY R. FINNELL
Director, Information Technology and Data Centers

DAVID C. FOWLER
Director, New Business Services

LISA K. JENSEN-HILLSTEN
Regional Director of Client Relationships, Western

MATTHEW A. JOHNSON
Director, Web and Interactive Services

WILLIAM M. LEE
Director, UC eXpress State Relationships Team and Appellate Group

LYNNE M. MARTY
Director, Employer Tax Services

JANINE A. ORF
Director, Finance

ROBERT L. PATTERSON
Director and General Manager, FasTime Services

DOUGLAS A. RAWLS
Director, Implementations and Integrations

KENNETH R. RODINI
Regional Director of Client Relationships, Northeast

JEFFREY S. RUTHERFORD
Director, FasTime Services

ELLEN A. STANKO
Director, Human Resources

CARL M. STECKER
Director, Tax Credit and Incentive Services

DANIEL E. TIENES
Director, UC eXpress Product Development

THOMAS C. WERNER
Director, General Counsel

BARRY R. WHITTINGTON
Director, TALX Shared Services Reporting and Compliance

ARNO B. ZIMMER
Director, Partner Sales

TALX CLIENTS: KNOWN BY THE COMPANIES WE KEEP

Fortune 500 Companies

Abbott Laboratories
Advance Auto Parts, Inc.
Advanced Micro Devices, Inc.
Aetna, Inc.
Affiliated Computer Services, Inc.
AGCO Corporation
Albertson's, Inc.
Alcoa, Inc.
Allied Waste Industries, Inc.
Amazon.com, Inc.
Amerada Hess Corporation
Ameren Corporation
American Electric Power, Inc.
American Express Company
American Family Insurance
American Financial Group, Inc.
American International Group, Inc.
American Standard Companies, Inc.
AmerisourceBergen Corporation
Amgen Incorporated
AMR Corporation
Anheuser-Busch Companies, Inc.
Aon Corporation
Apple Computer, Inc.
ARAMARK Corporation
Archer Daniels Midland Company
Arrow Electronics, Inc.
ArvinMeritor, Inc.
Ashland, Inc.
AT&T Corporation
AutoZone, Inc.
Avaya, Inc.
Avery Dennison Corporation
Avon Products, Inc.

Bank of America Corporation
Bank of New York Company, Inc.
Barnes & Noble, Inc.
Baxter International, Inc.
Bear Stearns & Company, Inc.
Becton, Dickinson and Company
Bed Bath & Beyond, Inc.
BellSouth Corporation
Big Lots Stores, Inc.
BJ's Wholesale Club, Inc.
Black & Decker Corporation
Boeing Company
Borders Group, Inc.
Boston Scientific Corporation
Brink's Home Security, Inc.
Brinker International
Bristol-Myers Squibb Company
Brunswick Corporation
Burlington Northern Santa Fe Corporation

Campbell Soup Company
Capital One Financial Corporation
Caremark Rx, Inc.
CarMax, Inc
Cendant Corporation
Centex Corporation
Charles Schwab & Company, Inc.
Charter Communications, Inc.
ChevronTexaco Corporation
CHS, Inc.
Chubb Corporation
CIGNA Corporation
Cinergy Corporation
Circuit City Stores, Inc.
Cisco Systems, Inc.
CIT Group, Inc.
Citigroup, Inc.
Clear Channel Communications
Colgate-Palmolive Company
Collins & Aikman Corporation
Computer Sciences Corporation
ConAgra Foods, Inc.
ConocoPhillips Company
Conseco Services, Inc.
Consolidated Edison, Inc.
Constellation Energy Group, Inc.
Consumers Energy Company
Continental Airlines, Inc.
Cooper Tire & Rubber Company
Coors Brewing Company
Costco Wholesale Corporation
Countrywide Home Loans, Inc.
Cox Communications, Inc.
Crown Holdings, Inc.
CSX Corporation
CVS/Pharmacy

Dana Corporation
Darden Restaurants, Inc.
Dell, Inc.
Delta Air Lines
Dillard's, Inc.
Dole Food Company, Inc.
Dollar General Corporation
Dominion
Dow Chemical Company
DuPont

Eaton Corporation
Edison International
El Paso Corporation
Electronic Data Systems Corporation
Eli Lilly and Company
EMC Corporation
Emerson Electric Company
Entergy Corporation
Erie Indemnity Company
Estee Lauder, Inc.
Exelon Corporation
Exxon Mobil Corporation

Family Dollar Stores, Inc.
Federal-Mogul Corporation
Federated Department Stores, Inc.
Fidelity National Financial, Inc.
Fifth Third Bancorp
First American Corporation
First Data Corporation
FirstEnergy Corporation
Fisher Scientific International, Inc.
Florida Power & Light Group
Fluor Corporation
Foot Locker, Inc.
Ford Motor Company

Gannett Company, Inc.
Gap, Inc.
General Dynamics Corporation
General Electric Company
General Mills, Inc.
General Motors Corporation
Genuine Parts Company
Georgia-Pacific Corporation
Gillette Company
Goodrich Corporation
Goodyear Tire & Rubber Company
Graybar Electric Company, Inc.
Guardian Life Insurance Company of America
Guidant Corporation

H&R Block, Inc.
H.J. Heinz Company
Halliburton Company
Harley-Davidson, Inc.
Hartford Financial Services Group, Inc.
HCA, Inc.
Health Net, Inc.
Hershey Foods Corporation
Hewlett-Packard Company
Home Depot, Inc.
Honeywell International Inc.
Hormel Foods Corporation
Hughes Supply, Inc.
Humana, Inc.

IKON Office Solutions, Inc.
Illinois Tool Works, Inc.
Ingram Micro, Inc.
Intel Corporation
International Paper Company
International Truck & Engine Corporation

Jacobs Engineering Group, Inc.
JCPenney Company, Inc.
Johnson & Johnson
Johnson Controls, Inc.

K. Hovnanian Enterprises, Inc.
Kellogg Company
KeyCorp
Kimberly-Clark Corporation
Kinder Morgan, Inc.
Kindred Healthcare, Inc.
Kmart Corporation
Kohl's Corporation
Kroger Company

L-3 Communications
Laidlaw International, Inc.
Land O'Lakes, Inc.
Lear Corporation
Leggett & Platt, Inc.
Lehman Brothers, Inc.
Lennar Corporation
Level 3 Communications, Inc.
Lexmark International, Inc.
Liberty Mutual Group
Limited Brands
Lincoln National Corporation
Liz Claiborne, Inc.
Lockheed Martin Corporation
Loews Corporation
Longs Drug Stores Corporation
Lowe's Companies, Inc.
Lucent Technologies, Inc.
Lyondell Chemical Company

Marathon Oil Corporation
Marsh, Inc.
Masco Corporation
Massachusetts Mutual Life Insurance Company
Mattel, Inc.
May Department Stores Company
Maytag Corporation
McDonald's Corporation
McGraw-Hill Companies, Inc.
MCI, Inc.
McKesson Corporation
MDC Holdings, Inc.
MeadWestvaco Corporation
Medco Health Solutions, Inc.
Medtronic, Inc.
Mellon Financial Corporation
Merck & Company, Inc.
Merrill Lynch & Company, Inc.
MetLife, Inc.
MGM Mirage
Microsoft Corporation
Mirant Corporation
Mohawk Industries, Inc.
Monsanto Company
Morgan Stanley/Discover
Murphy Oil Corporation
Mutual of Omaha Companies
3M Corporation

Nash Finch Company
National City Corporation
Nationwide Mutual Insurance Company
NCR Corporation
New York Life Insurance Company
Newell Rubbermaid, Inc.
Nextel Communications, Inc.
NIKE, Inc.
NiSource, Inc.
Nordstrom, Inc.
Norfolk Southern Corporation
Northeast Utilities Service Company
Northrop Grumman Corporation
Northwest Airlines Corporation
NVR Mortgage

Occidental Petroleum Corporation
Office Depot, Inc.
OfficeMax, Inc.
Oracle Corporation
Owens & Minor, Inc.
Owens Corning

Pacific Gas & Electric Company
PacifiCare Health Systems, Inc.
Parker Hannifin Corporation
Pathmark Stores, Inc.
Peabody Energy
Pepsi Bottling Group, Inc.
PepsiCo, Inc.
Pfizer, Inc.
Pilgrim's Pride Corporation
Pitney Bowes, Inc.
PNC Financial Services Group
PPG Industries, Inc.
Praxair, Inc.
Premcor Refining Group, Inc.
Principal Financial Group
Procter & Gamble Company
Progress Energy
Progressive Corporation
Prudential Insurance Company of America
Public Service Enterprise Group, Inc.
Pulte Homes, Inc.

QUALCOMM, Inc.
Quest Diagnostics, Inc.
Qwest Communications International, Inc.

R.R. Donnelley & Sons Company
RadioShack Corporation
Raytheon Company
Reebok International Ltd.
Regions Financial Corporation
Rite Aid Corporation
Rockwell Automation Control Systems
Rohm and Haas Company
Ross Stores, Inc.
Roundy's, Inc.
Ryder System, Inc.

Safeco Corporation
Saks, Inc.
Sallie Mae, Inc.
Sara Lee Corporation
SBC Communications, Inc.
Schering-Plough Corporation
Science Applications International Corporation
Sealed Air Corporation
Sears, Roebuck and Company
Sempra Energy
Sherwin-Williams Company
Smurfit-Stone Container Corporation
Solectron Corporation
Southern Company
Sprint Corporation
SPX Corporation
Staples, Inc.
Starbucks Corporation
Starwood Hotels & Resorts Worldwide, Inc.
State Farm Insurance Companies
State Street Corporation
Stryker Corporation
Sun Microsystems, Inc.
Sunoco, Inc.
SunTrust Banks, Inc.
SUPERVALU, Inc.
SYSCO Corporation

Target Corporation
Tech Data Corporation
Temple-Inland, Inc.
Tenet Healthcare Corporation
Tenneco Automotive, Inc.
Texas Instruments, Inc.
Time Warner, Inc.
Timken Company
TJX Companies, Inc.
Toll Brothers, Inc.
Toys 'R' Us, Inc.
Tribune Company
TRW Automotive Holdings Corporation
TXU Corporation
Tyson Foods, Inc.

U.S. Bancorp
UAL Corporation
Union Pacific Corporation
Unisys Corporation
United Parcel Service of America, Inc.
United Stationers, Inc.
UnitedHealth Group, Inc.
Unocal Corporation
UnumProvident Corporation
US Airways Group, Inc.
USAA Group
USG Corporation

Valero Energy Corporation
Verizon Communications, Inc.
VF Corporation
Visteon Corporation

W.W. Grainger, Inc.
Wachovia Corporation
Walgreen Company
Washington Mutual, Inc.
WellPoint Health Networks, Inc.
Wendy's International, Inc.
Western & Southern Financial Group
Weyerhaeuser Company
Whirlpool Corporation
Whole Foods Market, Inc.
Williams Companies, Inc.
Winn-Dixie Stores, Inc.
Wm. Wrigley Jr. Company

Xerox Corporation

Yellow Roadway Corporation
York International Corporation
YUM! Brands

U.S. Federal Government
Architect of the Capitol
Army & Air Force Exchange Service
Bureau of Alcohol, Tobacco, Firearms & Explosives
U.S. Bureau of Customs & Border Protection
Center for Food Safety and Applied Nutrition
U.S. Coast Guard
Comptroller of the Currency
DC Courts
Defense Finance and Accounting Service
Defense Logistic Agency
Defense Information Agency
Defense Intelligence Agency
U.S. Department of Agriculture
U.S. Department of Commerce
U.S. Department of Defense – CPMS
U.S. Department of Defense Education Activity
U.S. Department of Education
U.S. Department of Energy
U.S. Department of Health & Human Services
U.S. Department of Homeland Security
U.S. Department of Housing & Urban Development
U.S. Department of the Interior
U.S. Department of the Interior – Office of The Secretary
U.S. Department of Justice
U.S. Department of Labor
U.S. Department of Labor – Wage & Hour
U.S. Department of Transportation Security Administration
U.S. Department of Transportation
U.S. Department of the Treasury
U.S. Department of Veterans Affairs
Environmental Protection Agency
Federal Aviation Administration
Federal Bureau of Prisons
Federal Communications Commission
Federal Deposit Insurance Corporation
Federal Emergency Management Agency
Federal Highway Administration
Food Safety and Inspection
General Services Administration
Georgia Municipal Association
Immigration and Naturalization Service
Internal Revenue Service
Library of Congress
U.S. Mint
National Aeronautics & Space Administration
National Park Service
Navy Exchange & Service Command
Nuclear Regulatory Commission
Office of Personnel Management
Rural Development (USDA)
Securities and Exchange Commission
Social Security Administration
Smithsonian Institution
USDA Forest Service
Washington Headquarters Services

TALX CORPORATION

FORM 10-K

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 000-21465

TALX CORPORATION

(Exact name of registrant as specified in its charter)

Missouri	43-0988805
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1850 Borman Court, St. Louis, MO	63146
(Address of principal executive offices)	*(Zip Code)*

(314) 214-7000
(Registrant's telephone number, Including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g)of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

As of September 30, 2004, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $299.4 million. For purpose of this calculation only, without determining whether the following are affiliates of the registrant, the registrant has assumed that (i) its directors and executive officers are affiliates and (ii) entities controlled by such persons are affiliates.

As of May 19, 2005 there were 20,936,128 shares of the registrant's Common Stock outstanding, net of treasury shares held by the Company.

Documents Incorporated by Reference

Portions of the definitive proxy statement for the registrant's 2005 Annual Meeting of Shareholders, which definitive proxy statement will be filed within 120 days of the end of the registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Part I

FORWARD-LOOKING STATEMENTS

This report contains certain statements regarding future results, performance, expectations, or intentions that may be considered forward-looking statements ("forward-looking statements") within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to, among other things, business trends and prospects, potential future profitability, revenue growth and cash flows, including without limitation, forward-looking statements under "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations." All statements other than statements of historical facts included in this Form 10-K are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Actual results could differ materially from those projected in the forward-looking statements as a result of risks facing us. Such risks include, but are not limited to:

(1) risks related to our ability to increase the size and range of applications for The Work Number database and successfully market current and future services and our dependence on third party providers to do so;

(2) the risk that our revenues from The Work Number may fluctuate in response to changes in certain economic conditions such as interest rates and employment trends;

(3) risks relating to the dependence of the market for The Work Number on mortgage documentation requirements in the secondary market and the risk that our revenues and profitability would be significantly harmed if those requirements were relaxed or eliminated;

(4) risks associated with our ability to prevent breaches of confidentiality or inappropriate use of data as we perform large-scale processing of verifications;

(5) risks associated with our ability to maintain the accuracy, privacy and confidentiality of our clients' employee data;

(6) risks associated with potential challenges regarding the applicability of the Fair Credit Reporting Act or similar law;

(7) risks associated with changes in economic conditions or unemployment compensation laws;

(8) the risk to our future growth due to our dependence on our ability to effectively integrate acquired companies and capitalize on cross-selling opportunities;

(9) risks related to the applicability of any new privacy legislation or interpretation of existing laws;

(10) risks relating to the applicability of the SUTA Dumping Prevention Act of 2004 to our tax planning services; and

(11) the risk of interruption of our computer network and telephone operations, including potential slow-down or loss of business as potential clients review our operations.

See "Item 1 – Business – Risk Factors" for a more detailed description of many of these and other risk factors. You should read this Form 10-K completely and with the understanding that our actual results may be materially different from what we expect. We do not undertake any obligation to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

ITEM 1. Business

OVERVIEW

We are a leading provider of automated employment and income verification and tax management services and a leader in providing payroll and human resources business process outsourcing. We provide services that enable large and mid-size corporations, including approximately two-thirds of the Fortune 500 companies, as well as government agencies, to outsource the performance of business processes that would otherwise be performed by their own payroll or human resources department. Our services use web access, interactive voice response, fax, document imaging and other technologies to enable mortgage lenders, pre-employment screeners, credit issuers, social service agencies and other authorized users to obtain payroll and human resources information and allow employees and their managers to review and modify information in payroll and human resources management information systems on a self-service basis. Further, we provide unemployment insurance claims processing, unemployment tax planning and management services, and employment-related tax credit and incentive services to a broad range of employers. Our focus is on eliminating paper and manual steps from routine payroll and human resources-related processes. We interact with various payroll systems and human resources services, but are virtually independent of the solutions our clients select.

As used in this Form 10-K the terms "TALX," "we," "our," and "us" and other similar terms refer to TALX Corporation, unless we specify otherwise.

We have obtained a trademark registration for the name TALX and a trademark registration for The Work Number for Everyone, The Work Number, FasTime, UC eXpress, W-2 eXpress, and Advanced HR Solutions with the United States Patent and Trademark Office. In addition, TALXWare is our trademark, and ePayroll, I-9 eXpress, HireXpress and FasCast are our service marks. All other trade names, trademarks and product names in this Form 10-K are the property of their respective owners.

We are a Missouri corporation, with our principal executive offices located at 1850 Borman Court, St. Louis, Missouri, 63146. Our telephone number is (314) 214-7000.

AVAILABLE INFORMATION

Our Internet website address is http://www.talx.com. We have made copies of the following reports available free of charge through our Internet website, as soon as reasonably practicable after they have been filed with or furnished to the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934: our annual report on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; and amendments to those reports. Information on our website does not constitute a part of this Report.

RESTATEMENTS OF FINANCIAL STATEMENTS

In January 2004 and December 2002, we restated our financial statements for some previous periods, as more fully discussed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Restatements of Financial Statements", which is provided elsewhere in this Report.

RECENT ACQUISITIONS

Pursuant to an asset purchase agreement dated March 22, 2004, effective April 1, 2004, we purchased substantially all of the assets and assumed certain of the liabilities of the unemployment compensation, employment verification and applicant screening and hiring workflow services businesses of Sheakley-Uniservice, Inc. and its wholly owned subsidiary, Sheakley Interactive Services, LLC (collectively, the "Sheakley Businesses"). The acquired businesses provide unemployment cost management services, to a broad customer base. This unemployment cost management services business now operates through our wholly-owned subsidiary, TALX Employer Services, LLC. The employment verification services and applicant screening and hiring workflow services businesses operate as a part of The Work Number Services. The purchase price was approximately $40 million, including transaction costs, and was paid in cash. Under the asset purchase agreement, Sheakley-Uniservice, Inc. and Sheakley Interactive Services, LLC are required to indemnify us for certain pre-closing liabilities and obligations of the business, subject to certain limitations. An escrow account, maintained by a bank pursuant to the terms of an escrow agreement, was also available until March 31, 2005 to satisfy the indemnification obligations of Sheakley-Uniservice, Inc. and Sheakley Interactive Services, LLC under the asset purchase agreement, subject to certain limitations described in the asset purchase agreement. For such purposes, $1.0 million of the purchase price was paid into the escrow account. As of March 31, 2005, we have made a claim against the amount held in escrow, and the claim will be subject to arbitration. Consequently, $1.0 million remained in the escrow account as of March 31, 2005. In connection with the asset purchase agreement, the parties executed a transition services agreement under which Sheakley-Uniservice, Inc. will provide certain services to us for up to two years. The services are intended to provide for the orderly transition of the acquired businesses and the employees of such businesses from Sheakley-Uniservice, Inc. and Sheakley Interactive Services, LLC to us.

On October 15, 2004, we closed on the acquisition of the stock of TBT Enterprises, Incorporated and UI Advantage, Inc., headquartered in Gaithersburg, Maryland, which we collectively refer to as "TBT Enterprises". On October 25, 2004, we closed on the acquisition of Net Profit, Inc., headquartered in Greenville, South Carolina. The acquisitions were structured as stock purchases for cash of approximately $19 million. Additionally, the TBT Enterprises and Net Profit, Inc. acquisition agreements include provisions for potential earn-out payments if certain future financial performance measures are achieved before October 31, 2005 and October 31, 2006, respectively. An earn-out payment of $1.5 million has been agreed upon with the sellers of TBT Enterprises, to be paid in October 2005. These acquisitions enhance our existing tax management services offerings by allowing us to offer clients expanded services in connection with processing of the federally reinstated work opportunity ("WOTC") and welfare to work ("WtW") tax credits, as well as assisting clients in calculating certain other federal and state tax credits which were not previously a part of our service offerings.

Pursuant to an acquisition agreement dated April 20, 2005, we acquired Jon-Jay Associates, Inc., which specializes in providing unemployment cost management services as well as an employment verification service, for approximately $24 million, including transaction costs, subject to certain post-closing adjustments. Additionally, the acquisition agreement includes provisions for potential earn-out payments if certain future financial performance measures are achieved through the twelve months ending April 30, 2006 and April 30, 2007, respectively.

Pursuant to an asset purchase agreement dated April 26, 2005, we acquired substantially all of the assets and assumed certain of the liabilities of Glick & Glick Consultants, LLC, which specializes in employment-related tax credit and incentive services, for approximately $5 million, including transaction costs, subject to certain post-closing adjustments. The purchase prices were determined based on arms'-length negotiations, and were paid in cash financed through our 2005 Loan Agreement as discussed in Note 8 to our consolidated financial statements and in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

SERVICES AND PRODUCTS

We provide services that enable large and mid-size corporations, as well as government agencies, to outsource the performance of business processes that would otherwise be performed by their own payroll or human resources departments. Our services offer web access, interactive voice response, fax, document imaging and other technologies to enable mortgage lenders, pre-employment screeners, credit issuers, social service agencies and other authorized users to obtain payroll and human resources management information and to allow employees and their managers to review and modify information in the payroll and human resources management information systems on a self-service basis.

SEGMENTS

Our services and products fall within three business segments: The Work Number services, tax management services and customer premises systems and related maintenance and support. The Work Number services include our employment verification and services, W-2 eXpress, ePayroll, FasTime, HireXpress, and I-9 eXpress; tax management services include our employment tax consulting and claim processing operations, unemployment tax planning services, and employment-related tax credit and incentive services; and customer premises systems and maintenance and support relate to a business we are phasing out. We discontinued the operation of our Human Resources and Benefits Application Services business in the first fiscal quarter of fiscal year 2004, retaining certain contracts to administer other human resources services for three clients, which we expect will either terminate or be assigned before the end of fiscal year 2006. Selected financial data regarding our business segments for fiscal years 2003, 2004, and 2005 is set forth in Note 17 of Notes to Consolidated Financial Statements contained in "Item 8 – Financial Statements and Supplementary Data." For additional information, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview."

The Work Number Services

Responding to inquiries to verify employment and income information, printing and distributing pay stubs and annual W-2 forms, collecting time-reporting data, updating employee personnel records, and screening job applicants are burdensome and time-consuming tasks for employers and divert resources from managing their businesses. The Work Number employment and income verification service is designed to help employers save time and effort and reduce expenses associated with many of the administrative tasks required to support large workforces. Additionally, all services in The Work Number suite of services provide secure web access for managers to obtain management reports, approve certain transactions and exercise important control functions.

The Work Number. Lenders, pre-employment screeners, credit issuers, social service agencies and other information verifiers often request organizations to verify employment and income information that has been provided by employees or former employees. For example, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, leading purchasers of residential mortgages in the United States, usually require independent verification of employment and income data for the past two calendar years and a current payroll period in connection with mortgages that they will purchase. The Work Number is an outsourced service that enables employers to direct the third-party verifiers to our website or to a toll-free telephone number to confirm the employee's employment status and income for the past three years. We generate substantially all of The Work Number revenues from transaction-based fees charged to lenders, pre-employment screeners, credit issuers, social service agencies and other information verifiers for verification of income and employment information.

As of March 31, 2005, The Work Number database contained approximately 106.9 million employee records and had contracts to receive an additional 6.2 million records. The Work Number database is updated on an ongoing basis as employers transmit data electronically directly to us each payroll period. Employers contract to provide this data for specified periods, generally three years.

W-2 eXpress. W-2 eXpress is a suite of services relating to the initial distribution (either printed or electronic), reissue and correction of W-2 wage and tax statement forms that we offer to existing clients and other large employers. Using data provided by employers, we distribute original W-2 forms (both electronically and in paper form through business alliances) to the employees of our clients and provide an automated process to enable these employees to request corrections to their W-2 forms and obtain additional copies via the web, telephone or direct download into their tax preparation software. Through our T4 eXpress service, we offer similar initial distribution and reissue functionality for Canadian employees of our W-2 eXpress clients. This suite of services allows complete employee self-service, without requiring direct interaction with the employer's payroll staff.

For employers, the primary benefits of our W-2 eXpress services include:

- simplifying the task of generating thousands of W-2 statements within a narrow time period each year;
- reducing staff and other resources that must be allocated to the production and distribution of W-2 statements and the reissue of corrected statements;
- automating the process for collecting correction requests; and
- providing a mechanism for employees to completely bypass the paper W-2 process and receive their W-2's in a completely electronic manner.

The majority of W-2 eXpress clients are billed based upon either the number of unique W-2s or the number of employees, generally pursuant to multi-year contracts.

ePayroll. ePayroll (or Paperless Pay) is a suite of payroll self-service applications that enables employees, via the web or by telephone, to receive pay statement information, access current and historical payroll information, review and change direct deposit account or paycard information, review and change W-4 information, update personal information, and enroll in selected paycard services chosen by their employer. Employers that send us electronic transmissions of their employees' pay stubs and direct deposit data can reduce the amount of staff required to process routine employee payroll requests as well as reduce the cost to distribute paper pay advices.

FasTime. FasTime services are integrated time capture and reporting solutions that work from any phone or the web and are used by large employers and the temporary staffing industry. For large employers, FasTime collects hours worked and exception time codes providing a user-friendly online approval and reporting for managers. FasTime is customized according to a company's business rules and processes. For the temporary staffing industry, FasTime provides a comprehensive, paperless system for time, expenses and availability, including manager approvals and the reporting and management tools for branch offices.

HireXpress. The HireXpress service was added to our portfolio of services through our acquisition of the Sheakley Businesses, as noted above. HireXpress is an applicant screening and hiring workflow services business that is designed to provide clients with a steady stream of qualified job candidates electronically. Job candidates provide their responses to job requirements over the web or telephone. Using HireXpress, employers can specify job requirements, screen potential workers, schedule candidate interviews, capture candidate responses, automate the hiring process work flow and maintain all required documentation. We believe this service is particularly valuable to our clients in high turnover industries.

I-9 eXpress. Our I-9 eXpress service was introduced in the fourth quarter of fiscal year 2005 and is designed to help clients alleviate the difficulties involved with complying with the Immigration Reform and Control Act of 1986, which requires employers to complete an I-9 Employment Eligibility Verification form for all new employees and maintain these forms for a minimum of three years after the date of hire. Using this service, an employer can electronically generate and store I-9 forms and generate reports to monitor compliance.

Tax Management Services

We also provide tax management services under the names UC eXpress, TALX Employer Services (through our acquisition of the Sheakley Businesses), and Johnson and Associates (collectively referred to as "UC eXpress"). UC eXpress offers a broad suite of services designed to reduce the cost of processing unemployment claims by human resource departments and to better manage the tax rate that employers are assessed for unemployment taxes. UC eXpress services utilize document imaging, web access, fax and interactive voice response to speed the processing of unemployment claims, with the goal of resisting unmeritorious or illegitimate claims for unemployment compensation that have been filed with state agencies by separated employees. These services are aimed at relieving human resource departments of the administrative burden of managing unemployment claims. Following an employee separation, UC eXpress services respond on behalf of our client to an unemployment claim filed by the separated employee. This includes reviewing employment records to preserve the clients' rights as an employer. If an unemployment hearing is required, these UC eXpress services include client conferences with our hearing consultants/attorneys and, upon client request, attendance at the hearing with the employer's representative. In addition, our UC eXpress services field-based account management team and hearing consultants bring state-specific unemployment tax knowledge to the client.

UC eXpress also offers comprehensive employer tax services that encompass five service areas:

- unemployment tax services;
- employment tax research and recovery;
- unemployment tax planning;
- tax registrations; and
- employment tax consulting (withholding and unemployment.)

Clients who choose UC eXpress for tax services collaborate with a UC eXpress tax analyst to monitor the clients' unemployment tax accounts, verify tax rates and contribution reports and identify voluntary contribution opportunities.

Following the acquisition of Johnson and Associates, which was effective July 1, 2003, our tax management services offerings were expanded to include processing of the work opportunity ("WOTC") and welfare to work ("WtW") tax credits, which are designed to provide incentives to employers for hiring individuals who have traditionally faced difficulties in securing employment. Our services include assisting employers with integrating WOTC/WtW processing into the current hiring process as well as processing all necessary forms to identify applicants and employees who are potential qualifiers for hiring tax credits. Effective in the fiscal 2005 third quarter, through the acquisition of Net Profit, Inc. and TBT Enterprises Inc., we have expanded our existing tax services offerings, including the expansion of our capabilities to process WOTC/WtW credits, as well as our ability to assist clients in identifying and calculating certain other federal and state tax credits which were not previously a part of our service offerings, such as enterprise zone credits and training credits.

Maintenance and Support Services Related to our Former Customer Premises Systems Business

We previously offered our products and services exclusively through licensed software specifically developed for each customer, and installed these systems at the customer's site. In 2000 we discontinued sales to new customers. Today, we provide system enhancements to existing customers and customer support 7-days per week, 24-hours per day, through a toll-free hotline, email and our website. We sold these systems under licenses and generate additional revenues by providing ongoing maintenance and support. During 2003, we notified our maintenance clients of our intention to discontinue all support services effective June 2005. In the second quarter of 2005, as a result of requests from a number of clients, we agreed to extend these support services until December 2005. In the first quarter of fiscal 2006, we agreed to extend these support services until March 2006.

SALES AND MARKETING

We employ a direct sales force and also utilize strategic marketing alliances. We use our direct sales force and strategic alliances to develop relationships with large employers, typically those having over 3,500 employees. In addition, we use our strategic alliances to help us to identify potential clients among small and mid-sized employers, typically those with less than 3,500 employees. We also utilize a direct sales force to market the use of The Work Number database to verifiers such as lenders and credit issuers.

Direct Sales Force

Our sales, service and marketing effort relies on a team approach consisting of approximately 200 professionals in 33 U.S. cities, including regional sales vice presidents, regional sales directors, regional client relationship directors, regional sales managers, business development representatives, client relationship managers, account managers, product managers, product consultants and marketing personnel. Our business development representatives qualify companies as viable potential clients and establish appointments for our regional sales managers. Our regional sales directors and regional sales managers are responsible for presenting our service offerings to prospective clients and negotiating for the sale of our services. Our product managers oversee product direction and provide sales assistance. Our regional client relationship directors, client relationship managers and account managers service existing clients. Product consultants provide technical assistance to regional sales managers and prospective clients during the sales process. Our marketing personnel develop market strategies and support the sales force at all levels.

Additionally we have a team dedicated to the management of our alliance relationships. This team includes alliance sales managers, alliance account managers and integration project managers. The alliance sales managers are responsible for generating sales through the development and management of existing alliance relationships. The alliance account managers are responsible for servicing our alliance relationships, and integration managers are responsible for developing technical integration with our alliance relationships.

Finally, we have a team dedicated to marketing the use of The Work Number database to verifiers such as lenders and credit issuers. This team identifies potential new verifiers and uses of the database, as well as ensures that current verifiers are utilizing the database to the fullest extent.

Strategic Marketing Alliances

We have established alliances with leading providers of related payroll and human resources outsourcing services with the goal of building the database of records for The Work Number and extending UC eXpress services relating to employees of both large and mid-sized employers. These alliances include:

- *Hewitt Associates LLC:* Hewitt Associates is a global management consulting firm specializing in human resource services that has agreed to make The Work Number available to its clients. For example, The Work Number is directly accessible by employees of Hewitt's clients through an employee portal that incorporates a seamless link to our website for The Work Number. In exchange, we have agreed, among other things, to share revenue with Hewitt resulting from its referrals.
- *Ceridian Corporation:* Ceridian is a national human resource outsourcing company that has agreed to make The Work Number and selected tax management services available to its clients in exchange for a share of the revenue generated by such activities.

These and other strategic marketing alliances, such as ExcellerateHRO (a joint venture of EDS and Towers Perrin), Convergys Corporation, ACS, Checkpoint HR, Comdata and Money Network, are generally governed by non-exclusive contractual arrangements that remain in effect for specified periods. The success of these alliances generally will depend on the interest and commitment of these companies in promoting and coordinating product development and marketing efforts with us, which is entirely at their discretion. Some of these companies maintain similar relationships with some of our competitors and compete directly with us in certain applications.

COMPETITION

We believe the principal competitive factors in our markets include:

- service and product quality, reliability and performance;
- breadth of service offerings;
- functionality and ease of use;
- company reputation for integrity and confidentiality;
- company financial strength; and
- cost of the service or product.

We have a number of competitors for our various services. Below is a summary of the more significant competitors:

TALX Service	Competitors
The Work Number Employment Verification Services	• Large employers and outsourcers who manage this function through a call center; and • A few large employers who have established internal systems to automate employment verification.
Other Work Number Services	• Payroll processors such as ADP, Paychex and Ceridian. These payroll processors are generally focused on the small- to mid-sized market, so there is only limited overlap with TALX.
Tax Management Services	• ADP offers unemployment tax services, as well as tax credit and incentive services. • The market is also served by a few smaller firms that offer unemployment tax management services or tax credit and incentive services.

We believe that we compete favorably in the key competitive factors that affect our markets for The Work Number services and our tax management services. However, our markets are still evolving, and we may not be able to compete successfully against current or future competitors. Many of our existing and potential competitors have significantly greater financial, marketing, technical and other resources than we do. In addition, many of our competitors have well-established relationships with our current and potential clients and extensive knowledge of our markets. It is possible that new competitors or alliances among competitors will emerge and rapidly acquire market share. Moreover, our competitors may consolidate with each other, or with other companies, giving them even greater capabilities with which to compete against us.

TECHNOLOGY AND PRODUCT DEVELOPMENT

Our business is based on databases we construct and applications we build or acquire to access and process data. Our tax management services are run on industry standard databases and internally developed applications. Historically, our other services have been run on industry standard databases, and we have used a combination of Microsoft technologies and a proprietary integrated visual development environment and software system known as TALXWare to build our applications. TALXWare utilizes Microsoft operating systems and is designed to support the creation and management of self-service solutions. We also license and integrate complementary technologies into our products including speech recognition, text-to-speech, facsimile, and terminal emulation. We license these technologies from third-party suppliers pursuant to non-exclusive license or resale agreements or purchase the technologies under open market arrangements and then integrate them into our products.

We have directed our development efforts toward enhancing and developing new offerings for The Work Number services and tax management services. The most recent enhancements include extending the features and capabilities of The Work Number database, through new verification types; our W-2 eXpress, ePayroll paystub/direct deposit services and I-9 eXpress service; the addition of new integrated and batch interfaces and the expansion of our social services data. Additionally, we have focused our efforts on enhancing and expanding our UC eXpress in-house claims processing system.

We incurred total product development costs of $4.8 million, $6.3 million and $8.1 million in fiscal years 2003, 2004 and 2005, respectively. As of March 31, 2005, our total product development staff consisted of approximately 50 full-time employees. We believe that significant investments in product development are required to remain competitive.

PROPRIETARY RIGHTS

Our success and ability to compete is dependent in part upon our ability to protect and maintain our proprietary rights to our intellectual property. We regard our trademarks and our other intellectual property as having significant value and as being important factors in the development and marketing of our products.

We currently rely on a combination of trademark, trade secret and copyright laws and restrictions on disclosure to establish and protect our intellectual property. We have obtained a trademark registration for the name TALX and a trademark registration for The Work Number for Everyone, The Work Number, FasTime, UC eXpress, W-2 eXpress, and Advanced HR Solutions with the United States Patent and Trademark Office. In addition, TALXWare is our trademark, and ePayroll, I-9 eXpress, HireXpress and FasCast are our service marks.

We generally enter into confidentiality agreements with our officers, employees and consultants. We also generally limit access to and distribution of our source code, access to our databases, and the disclosure and use of other proprietary information. However, these measures provide only limited protection of our intellectual property rights. In addition, we may not have signed agreements containing adequate protective provisions in every case, and the contractual provisions that are in place may not provide us with adequate protection in all circumstances.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use technology that we regard as proprietary. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop techniques that are similar or superior to our technology. Any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of competitive advantage and decreased revenues. In addition, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources and could significantly harm our business.

Interactive voice response technology is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Third-parties have asserted in the past and, from time to time, may assert in the future, patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. In one case, we entered into a license agreement to use various interactive voice response and computer telephony integration technologies under which we made an initial payment and will pay future royalties. Further, we have not conducted a search to determine whether the technology included in our products infringes or misappropriates intellectual property held by other third-parties. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which could relate to our products. Any claims asserting that our systems infringe or may infringe proprietary rights of third-parties, if determined adversely to us, could significantly harm our business.

CLIENTS

As of March 31, 2005, The Work Number database contained employee records from over 1,000 clients, representing approximately 106.9 million present and former employees. Additionally, as of that date, we had contracts with new clients to provide 6.2 million records of present and former employees in backlog. These clients typically employ over 3,500 employees. Our clientele includes approximately two-thirds of the Fortune 500 companies and a number of federal, state and local government agencies. Our clients operate in a wide variety of industries, including financial services, telecommunications services, retail, consumer products, health care, temporary services and government. As of March 31, 2005, our tax management business had over 6,500 clients of various sizes and operated in a broad range of industries. No client accounted for more than 10% of total revenues in any of the fiscal years 2003, 2004 or 2005.

EMPLOYEES

As of March 31, 2005, we employed approximately 1,337 full-time and 46 part-time employees.

We have never had a work stoppage, and no employees are represented by a labor organization. We consider our employee relations to be good.

RISK FACTORS

You should carefully consider the following factors and other information in this Form 10-K in evaluating our company:

Our future growth is substantially dependent on our ability to increase the size and range of applications for The Work Number database.

In order to successfully grow our business, we will have to make The Work Number and related business process outsourcing services increasingly attractive to a greater number of large organizations, their employees and verifiers. To achieve this goal, we believe that we will need to increase the number of employee records contained in The Work Number database, the amount and type of information contained in those records and the number of services that make use of those records. Our strategy for increasing the size of The Work Number database is based in part on strategic alliances with several providers of payroll and human resources outsourcing services. Our success will depend on the interest and commitment of these providers, which is entirely at their discretion. Some of these companies compete with us in certain service areas. Our strategy is also based in part on strategic acquisitions of businesses with databases of employee information. If we are unable to attract and retain a sufficient number of employer clients, if we cannot persuade them to include a greater amount of information in the employee records they provide us, or if we fail to develop additional applications to use this information, we may not achieve our growth objectives.

Our revenues from The Work Number may fluctuate in response to certain economic conditions such as interest rates and employment trends.

A significant portion of our revenues from The Work Number depends on residential mortgage-related and employment-related activity. We charge a fee for each request from lenders, pre-employment screeners, credit issuers, social services agencies, and other verifiers to verify employment and income information. Therefore, a decrease in activity within either of these segments would reduce our overall number of transactions per record in the database. This reduction in transactions, whether due to increases in interest rates or otherwise, could cause our revenues and profitability to be harmed. As an example, during a portion of fiscal year 2004, revenues for The Work Number services were adversely affected by a slowdown in the refinancing segment of the mortgage loan market.

The market for The Work Number depends in part on the requirements established by purchasers in the secondary mortgage market, and our revenues and profitability would be significantly harmed if these requirements were relaxed or eliminated.

We believe that residential mortgage lenders are among the most active users of The Work Number. They utilize our services to verify employment, income and related information. The demand for this verification is driven in part by the requirements of the Federal National Mortgage Association, which is also known as Fannie Mae, and the Federal Home Loan Mortgage Corporation, which is also known as Freddie Mac, the leading purchasers of residential mortgages in the United States. These agencies currently require specific information, including independent verification of employment and income data for the past two calendar years and a current payroll period in connection with certain mortgages they purchase. Accordingly, most lenders seek this information from mortgage applicants. If Fannie Mae or Freddie Mac were to reduce the requirement for employment and income data or eliminate the requirement for independent verification thereof, our revenues and profitability would be significantly harmed.

As we perform large-scale processing of verifications, there is an increased risk of breach of confidentiality or inappropriate use of data, which may result in damage claims and loss of customers.

As we seek to increase the use of The Work Number database by verifiers with frequent need of verification, we plan to use new methods of verification. These verifiers may be large mortgage lenders, pre-employment screeners, credit issuers, social service agencies, or other volume verifiers. These volume verifiers may obtain verifications in large volume or "batch" transactions using different means and requiring less proof of authorization than smaller verifiers. We expect that these volume verifiers will enter into contracts by which they agree that they will not use the income verification service unless they have been authorized by the employee to do so, or have legal authority to obtain the information. Many of the industries that utilize The Work Number for large scale processing of verifications have high turnover which may lead to the verifier failing to terminate access privileges to The Work Number in a timely manner. We have the ability to conduct regular audits of these volume verifiers to ensure compliance with documenta-

tion requirements. However, there is a risk that the verifier may not have the requisite authority, and that there may be claims for breach of privacy or confidentiality against us, claims for damages by employees and employers and resulting loss of employer relationships, which could significantly harm our results of operations.

If we are unable to maintain the accuracy, privacy and confidentiality of employee information in The Work Number and our other databases, we may face significant claims and our reputation could be harmed.

The Work Number services depend on the accuracy of highly confidential employment and income history and other information which employers provide to us and which we convert for use in The Work Number and our other services. Although we have a number of protective measures in place, any inaccuracies in such information – whether in the recording of such information, the unauthorized access to information, or otherwise – or our inability to keep such information confidential, may give rise to claims against us and adversely affect market acceptance of The Work Number and our other services. Our financial condition, results of operations and reputation may be significantly harmed if any asserted claims were ultimately decided against us.

If a court or regulator concludes that the Fair Credit Reporting Act or similar law applies to The Work Number services, our business and profitability could be significantly harmed.

The Fair Credit Reporting Act, which we refer to as the FCRA, applies to "consumer reporting agencies" that engage in the practice of "assembling or evaluating" certain information relating to consumers. While we have historically taken the position that the FCRA does not apply to The Work Number services, the statutory language is subject to varying interpretation, and we are not aware of controlling legal authority to support our position. Recent public concerns relating to, among other things, data integrity, privacy and identity theft issues may increase the risk of action by consumers through litigation or by the Federal Trade Commission, or the "FTC", or state regulatory authority, which enforce the FCRA or similar laws. If a court, the FTC, or a state regulatory authority were to determine that the FCRA or other similar law does apply, we could be subject to claims for substantial damages, penalties and attorneys' fees and may experience negative publicity and reputational harm. Additionally, compliance with the FCRA would likely result in increased operational costs, divert resources from other business objectives, and result in some changes in the manner in which we deliver The Work Number services. For example, the FCRA requires that a consumer reporting agency identify the user and determine that there be a "permissible purpose," as defined by the FCRA, before disclosing a consumer report and furnish certain notices and information in writing to consumers as consumer reports are used. We may have some difficulty complying with certain provisions of the FCRA for certain types of transactions; The Work Number services are designed to operate via the web and interactive voice response, instead of paper. Due to the complexity of requirements and pending or possible future regulation, we cannot assure you that we would be successful in complying with the FCRA or similar law in all aspects of our operations. As a result, while it is difficult to estimate the ultimate impact on us if a court or regulator concludes that the FCRA or similar law applies to us, our business, operations, results of operations and financial condition could be significantly harmed.

Changes in economic conditions or changes to unemployment compensation laws could limit unemployment compensation claims, causing employers to question the value of unemployment compensation management and limiting opportunities for tax planning.

A difficult economic environment and consequent staff reductions could result in an increase in unemployment compensation claims. Conversely, as economic conditions improve, and claims decrease, employers may question the value of our unemployment compensation management and unemployment compensation tax planning services. As a result of the difficult economic environment in recent years, states with significant budget challenges may take legislative or regulatory steps to reduce unemployment benefits or to close tax-planning opportunities, which could reduce the opportunities for service to employers. In such situations, our revenues could be harmed. For example, as a result of uncertain economic conditions, we experienced lower revenue levels in our unemployment cost management services business during fiscal year 2004. The UC eXpress revenue stream is characterized by annual retainers that provide a revenue base with upside potential through contingency billings for tax consulting or for additional billings if claims processed, or if the performance measures, exceed contractually set levels. For example, during fiscal year 2004, uncertain economic conditions contributed to a reduction in activity in our unemployment tax consulting business and current claims activity was less than expected. If new statutes or regulations were adopted that restricted our business or the ability of others to provide us with payroll and human resources information, or existing statutes or regulations were deemed to apply to us or such third parties, we may be required to change our activities and revise or eliminate our services, which could significantly harm our revenues and operations.

Our future performance will be dependent on successful integration of acquisitions.

We expect a portion of our growth to come from business acquisitions which we recently consummated or which we may consummate in the future. Such acquisitions involve certain operational, legal and financial risks. Operational risks include the possibility that an acquisition does not ultimately provide the benefits originally anticipated by our management, while we continue to incur operating expenses to provide the services formerly provided by the acquired company. Legal risks involve contract and regulatory issues. For example, some employers may not consent to the transfer of ownership of their contracts by which the services are provided, and some states' unemployment compensation commissions may require changes to powers of attorney by which the employer authorizes processing of claims. In the event of any loss of employer-customers or our inability to appear before state unemployment commissions, our business and results of operations may be materially adversely affected. Financial risks involve the incurrence of indebtedness as a result of the acquisitions and the consequent need to service that indebtedness. In addition, in the event we were to issue stock in connection with any acquisitions, we would dilute the voting power and could dilute the economic interests of existing shareholders. In carrying out our acquisition strategy, we attempt to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, but there can be no assurance that we will be successful in identifying attractive acquisition candidates or completing additional acquisitions on favorable terms.

Privacy legislation or interpretations of existing laws could restrict our business.

Personal privacy has become a significant issue in the United States. Some commentators, privacy advocates and government bodies have recommended limitations on, or taken actions to limit, the use of personal information by those collecting this information. For example, in 1999, Congress enacted the Gramm-Leach-Bliley Act, which contains provisions protecting the privacy of consumer non-public personal information collected by financial institutions. Additionally, federal privacy regulations relating to the use and disclosure of individually identifiable health information were recently issued by the Department of Health and Human Services pursuant to the Health Insurance Portability and Accountability Act of 1996, or "HIPAA". Additional regulations under HIPAA became effective April 15, 2005. These privacy regulations could impose additional costs and could limit our use and disclosure of such information. Some states have also enacted consumer and health information privacy protection laws.

If new statutes or regulations were adopted that restricted our business, or existing statutes or regulations were deemed to apply to us, we may be required to change our activities and revise or eliminate our services, which could significantly harm our revenues and operations.

Changes in tax laws could adversely impact our business and results of operations.

Certain of our revenues and profits from continuing operations were derived from our tax services businesses. At any time, the tax laws or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations could adversely affect us. For example, on October 22, 2004, the President signed the "American Jobs Creation Act of 2004." While we do not believe this Act contains any provisions that are likely to have an adverse effect on our business, we are currently evaluating its impact. On October 4, 2004, the President signed the "Working Families Tax Relief Act of 2004," which extended the provisions of the Work Opportunity Tax Credit and the Welfare to Work Tax Credit available to employers through December 31, 2005, after which date, without further Congressional action, these programs would again lapse and no longer be available to our clients. This law additionally made the extension retroactive to January 1, 2004, allowing employers with qualified employees who were hired during the hiatus period that followed the former expiration of the programs on December 31, 2003 to access these tax credits for 2004.

Our tax credit and incentive services business assists employers in identifying employment-related, location-based and other tax incentive programs available to them under both federal and state tax legislation. Although these programs have been historically renewed retroactively by Congress following their lapsing in accordance with their terms, Congress may not similarly renew such programs in the future. Moreover, if programs lapse, any future renewals may not be retroactive, which means that the value of such programs to our clients could be reduced to such an extent that they no longer desire our tax credit and incentive services. Any non-renewal of these tax credit programs, the renewal of such programs without retroactive effect, or other adverse change in tax legislation could adversely affect our business and results of operations.

If the SUTA Dumping Prevention Act of 2004 applies to our tax planning services, our business and revenues could be harmed.

On August 9, 2004 the President signed the "SUTA Dumping Prevention Act of 2004." In the past, some employers found ways to manipulate state experience rating systems so that these employers paid lower state employment compensation taxes than their unemployment experience would otherwise allow. This practice is referred to as "SUTA dumping." "SUTA" refers to state unemployment tax acts, but has also been referred to as "state unemployment tax avoidance." Most frequently these avoidance tactics involved mergers, acquisitions or corporate restructurings, the legality of which depended upon state laws. The SUTA Dumping Prevention Act of 2004 established a nationwide minimum standard to curb SUTA dumping. The law also established penalties for employers and their advisors who knowingly violate those state law provisions.

Our unemployment cost management services include advising clients as to unemployment compensation taxes. We fully support the measures enacted in the SUTA dumping legislation, and we believe the advice we have given since the enactment of this legislation does not include advice to clients to take any action which would be prohibited under the legislation. However, there can be no assurance that we have not and will not provide advice to clients or that our clients have not taken or will not take action which runs afoul of the SUTA Dumping Prevention Act of 2004. We could be subject to "meaningful civil and criminal penalties," as the statute provides, for violations of the law. We could also be subject to negative publicity, harm to our reputation, and strained relationships with state agencies which are important to our business if we were accused of advising clients to take actions in violation of the SUTA dumping guidelines, or if clients took such actions at a time when we were providing advice on unemployment compensation taxes. The new law has not been interpreted or applied, and, as a consequence, it is difficult to predict the impact of the new law on our tax planning services.

Interruptions to our computer network or telephone operations could significantly harm our revenues and industry reputation.

Significant portions of our operations depend on our ability to protect our computer equipment and the information stored in our data processing centers against damage from fire, power loss, telecommunications failures, unauthorized intrusion and other events. We have data processing centers located in St. Louis, Missouri; Columbus, Ohio; Cleveland, Ohio; and Plano, Texas, which areas have historically been vulnerable to natural disasters and other risks, such as floods, earthquakes and tornadoes. We back up software and related data files regularly and store the back-up files off-site at a nearby secure facility. A portion of the data is also replicated to an off-site storage area network for high availability. We cannot assure you that these measures will eliminate the risk of extended interruption of our operations. We also rely on local and long-distance telephone companies to provide dial-up access, Web and corporate intranet access to our services. We have not established an alternative disaster recovery facility, which would serve to protect us from losses of employee record information due to damage to our data storage facilities. Any damage or failure that interrupts our operations or destroys some or all of our database of employee records could have a material adverse effect on our revenues, profitability and industry reputation.

Our quarterly and annual operating results may fluctuate significantly, which could cause our stock price to decline significantly.

Our revenues, margins and results from operations have fluctuated in the past, and may continue to fluctuate in the future due to a number of factors.

For The Work Number, these factors include residential mortgage activity and interest rate levels. Revenues generated from our W-2 eXpress service are affected by seasonality, as revenues are primarily earned in our fourth fiscal quarter. The non-renewal of certain tax credit programs, such as WOTC or WtW, the renewal of such programs without retroactive effect, or other adverse changes in tax legislation would cause fluctuations in our tax credit and incentive services business. For all of our service offerings, other factors that can cause our operating results to fluctuate include:

- new product introductions or announcements by us or our competitors;
- market acceptance of new services;
- pricing pressure;
- the hiring and training of additional staff;
- the length of the sales cycle; and
- general economic conditions.

We cannot assure you that we will be able to sustain our level of total revenue or our historical rate of revenue growth on a quarterly or annual basis. It is likely that, in some future quarters, our operating results will fall below our targets and the expectations of stock market analysts and investors. In such event, the price of our common stock could decline significantly.

If we are unable to successfully introduce new business process outsourcing services and enhanced functionality to keep pace with rapid technological changes that characterize our markets, our results of operations would be significantly harmed.

The business process outsourcing industry is characterized by rapidly changing technology, and our future success will depend upon our ability to keep pace with technological developments. In particular, the market for self-service applications through the Web and corporate intranets using browser software is rapidly evolving.

To remain competitive, we must continually change and improve our services in response to changes in operating systems, application software, computer and telephony hardware, communications, database and networking systems, programming tools and computer language technology. Additionally, we must also introduce new business process outsourcing services and add functionality to existing services in response to changing market conditions and client demand.

The development of new, technologically advanced services is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technology and market trends.

If we are unable, for technical or other reasons, to develop and market new business process outsourcing services or enhancements to existing services in a timely and cost-effective manner, or if new business process outsourcing services do not achieve market acceptance, we could lose revenues and our competitive position could suffer.

We depend on third-party software and hardware, which exposes us to disruption if those products are no longer supported or develop defects.

Our services involve integration with both operating systems and products developed by others. If any third-party software or hardware, such as Microsoft Windows server products, Microsoft development tools, Oracle database software, Sun Solaris, Informix database software, Intel Media processing hardware or Sybase Power Builder development tools, become unavailable for any reason, fail to integrate with our products or fail to be supported by their respective vendors or to operate properly, we would have to redesign our products. We cannot assure you that we could accomplish any redesign in a cost-effective or timely manner. Further, if third-parties release new versions of these systems or products before we develop products compatible with such new releases, demand for our services and products might decline, thereby harming our revenues and profitability.

We believe that if any supplier agreement expires or is canceled or otherwise terminated, or if a third-party supplier refuses to sell to us, we could locate any number of different suppliers. However, it would require a significant amount of time to integrate the relevant technology from the new supplier, which would result in a significant delay in our ability to offer the particular enhancement. We could also experience difficulties integrating the new supplier's technology with our services. We cannot assure you we could accomplish any such integration in a cost-effective manner. Significant delays in the offering of service enhancements due to integration of technology from new suppliers could significantly harm our revenues and profitability.

Our services may contain defects or lack adequate security which may cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers.

As a result of their complexity, business process outsourcing services and hardware and software products may contain undetected errors or failures when first introduced or as new versions are released. We cannot assure you that, despite testing by us and our clients, errors will not occur in services and systems after implementation. The occurrence of such errors could result in potential security issues or loss or delay in market acceptance of our services, which could significantly harm our revenues and our reputation.

Web or other users could access without authorization or otherwise disrupt our Web and corporate intranet services. Such unauthorized access and other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our clients, which could result in significant liability to us, could cause the loss of existing clients and could discourage potential new clients.

The loss of key management would adversely affect our business.

Our success depends in large part upon the retention of key management, especially William W. Canfield, the Chairman of our Board of Directors and our President and Chief Executive Officer, who has served in that capacity for more than 15 years. We would likely undergo a difficult transition period if we were to lose the services of our key management, including Mr. Canfield, which would materially and adversely affect our business and prospects.

Because of intense competition for trained personnel, we may not be able to recruit or retain necessary personnel on a cost-effective basis.

Our success depends in large part upon our ability to identify, hire, retain and motivate highly-skilled employees. Competition for highly-skilled employees in our industry is intense. In addition, employees may leave our company and subsequently compete against us. Our failure to attract and retain these qualified employees could significantly harm our ability to develop new services and maintain customer relationships.

Moreover, companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We may be subject to such claims as we seek to retain or hire qualified personnel, some of whom may currently be working for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits. Such claims could also discourage potential employees who currently work for our competitors from joining us.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to sell our services.

Other parties have asserted in the past, and may assert in the future, patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. For example, we have entered into a license to use various interactive voice response and computer telephony technologies that required us to make an initial payment and to pay future royalties. Further, we have not conducted a search to determine whether the technology we have in our services infringes or misappropriates intellectual property held by other third-parties. We cannot provide assurance that others will not claim that we are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights.

Any claims asserting that our services infringe or may infringe proprietary rights of third-parties, if determined adversely to us, could significantly harm our results of operations. Any claims, with or without merit, could:

- be time-consuming;
- result in costly litigation;
- divert the efforts of our technical and management personnel;
- require us to develop alternative technology, thereby resulting in delays and the loss or deferral of revenues;
- require us to cease marketing business process outsourcing services containing the infringing intellectual property;
- require us to pay substantial damage awards;
- damage our reputation; or
- require us to enter into royalty or licensing agreements which may not be available on acceptable terms, if at all.

In the event a claim against us were successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our revenues, results of operations and competitive position would be harmed.

Our failure to protect our intellectual property may significantly harm our results of operations and reputation.

Our success and ability to compete is dependent in part on our ability to protect and maintain our proprietary rights to our intellectual property. We currently rely on a combination of trade secret, trademark and copyright laws to establish and protect our intellectual property.

We generally enter into confidentiality agreements with our officers, employees and consultants. We also generally limit access to and distribution of our source code, access to our databases and the disclosure and use of our other proprietary information. However, these measures provide only limited protection of our intellectual property rights. In addition, we may not have procured signed agreements containing adequate protective provisions in every case, and the contractual provisions that are in place may not provide us with adequate protection in all circumstances. Further, we have not included copyright notices on all of our copyrightable intellectual property. Efforts to address any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar services, potentially resulting in the loss of one or more competitive advantages and decreased revenues.

Despite our efforts to protect our proprietary rights, existing trade secret, copyright, patent and trademark laws afford us only limited protection. Others may attempt to copy or reverse engineer aspects of our services or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technologies or to deter others from developing similar technologies. Further, monitoring the unauthorized use of our products and other proprietary rights is difficult. Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources and could significantly harm our results of operations and reputation.

We face competition from a broad range of companies.

The markets for our services are extremely competitive and subject to rapid technological change.

We consider the primary competitor to The Work Number to be large employers and outsourcers who manage employment verification through a call center or through internal automated systems. We believe the primary competitors to other Work Number services are ADP, Paychex, and Ceridian. We consider the primary competitor to our tax management services to be ADP, as well as a few smaller firms that offer similar services.

Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could significantly harm our results of operations. Additionally, we may be required to increase spending in response to competition in order to pursue new market opportunities or to invest in research and development efforts, and, as a result, our operating results in the future may be adversely affected. We cannot assure you that we will be able to compete successfully against current and future competitors or that competitive pressures we face will not significantly harm our results of operations.

Provisions of our articles of incorporation and bylaws and Missouri law may make it difficult for a third party to acquire us, despite the possible benefits to our shareholders.

A number of provisions of our articles of incorporation and bylaws and Missouri law could make it difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions:

- provide for a classified Board of Directors;
- limit the right of shareholders to remove directors or change the size of the Board of Directors;
- limit the right of shareholders to fill vacancies on the Board of Directors;
- limit the right of shareholders to call a special meeting of shareholders or propose other actions;
- require unanimity for shareholders to act by written consent, in accordance with Missouri law;
- require a higher percentage of shareholders than would otherwise be required by Missouri law to amend, alter, change or repeal certain provisions of our articles of incorporation;
- provide that the bylaws may be amended only by the majority vote of the Board of Directors and shareholders will not be able to amend the bylaws without first amending the articles of incorporation;
- authorize the issuance of preferred stock with any voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such rights as may be specified by our Board of Directors, without shareholder approval; and
- restrict specified types of "business combinations" and "control share acquisitions," as well as regulate some tender offers.

These provisions may:

- have the effect of delaying, deferring or preventing a change in our control despite possible benefits to our shareholders;
- discourage bids at a premium over the market price of our common stock; and
- harm the market price of our common stock and the voting and other rights of our shareholders.

Our stock price is volatile and could drop unexpectedly.

The market price of our common stock has been volatile. The price could continue to be subject to wide fluctuations due to factors including:

- actual or anticipated variations in our operating results;
- announcements of technological innovations or new services or contracts by us or our competitors;
- developments with respect to patents, copyrights or proprietary rights;
- changes in financial estimates by securities analysts;
- concerns regarding the security of our database;
- conditions and trends in outsourcing of tax management, human resources and payroll services; and
- general economic and market conditions.

The stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies. Often these fluctuations have been unrelated or disproportionate to the operating performances of those companies.

Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. Declines in the market price of our common stock could also harm employee morale and retention, our access to capital and other aspects of our business.

Because our share price is volatile, we may be the target of securities litigation, which is costly and time-consuming to defend.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. For example, we recently settled class action litigation, as discussed in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Other Matters" below. Such litigation could result in substantial costs and a diversion of management attention and resources, which would significantly harm our profitability and reputation. These market fluctuations, as well as general economic, political and market conditions such as recessions, may adversely affect the market price of our common stock.

ITEM 2. Properties

As of March 31, 2005, we occupied approximately 342,000 square feet of office space in 30 buildings across the country. At such date, all of our facilities were leased and were utilized primarily for general administrative, data processing and sales purposes. We believe our facilities have been generally well maintained, are in good operating condition and are adequate for our current requirements. Additionally, we had approximately 75 employees, primarily sales-related, working out of their homes. The following table includes descriptions of our significant facilities and, if applicable, the specific business segment to which the property is dedicated.

Address	City and State	Facility Type	Square Footage	Business Segment
10101 Woodfield	St. Louis, MO	Administrative, Data Processing and Sales	83,000	Tax management services
11828 Borman Drive	St. Louis, MO	Administrative and Data Processing	46,000	All
1850 Borman Court	St. Louis, MO	Corporate Headquarters – Executive, Administrative, Data Processing and Sales	40,000	All
3455 Mill Run Drive	Hilliard, OH	Administrative, Data Processing and Sales	20,000	Tax management services
191 W. Schrock Road	Westerville, OH	Administrative and Data Processing	18,000	Tax management services
1195 Corporate Lake	St. Louis, MO	Administrative and Data Processing	15,000	Tax management services
300 East McBee Ave.	Greenville, SC	Administrative, Data Processing and Sales	15,000	Tax management services
3400 Waterview Pkwy.	Richardson, TX	Administrative and Sales	9,000	The Work Number services

ITEM 3. Legal Proceedings

We are a defendant from time to time in lawsuits. Based on information currently available, we believe that no current proceedings, individually or in the aggregate, will have a material adverse effect upon us, our consolidated financial position, or our results of operations.

As previously disclosed, the staff of the Securities and Exchange Commission ("SEC") conducted an investigation into the matters that were the subject of the restatements of our financial statements that we had announced on December 16, 2002, and January 5, 2004. On August 12, 2004, we announced that we had made an offer of settlement to the Enforcement Division of the SEC. On March 7, 2005, the U.S. District Court for the Eastern District of Missouri entered a final judgment against us whereby we agreed, without admitting or denying any liability, to pay $2.5 million in civil penalties and not to violate certain provisions of the federal securities laws in the future. In addition, the SEC entered an Order Instituting Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-And-Desist Order whereby we agreed, without admitting or denying any liability, to pay one dollar in disgorgement and not to violate certain provisions of the federal securities laws in the future. Separately, William W. Canfield, our president and chief executive officer, entered into a settlement with the SEC related to its investigation against him in a related matter.

In anticipation of the SEC settlement, we recorded a reserve of $3.0 million in the first quarter of fiscal year 2005. This charge was included in "other income (expense), net" in the consolidated statement of earnings for the quarter ended June 30, 2004. In the fourth quarter of fiscal year 2005, we reclassified the SEC settlement charge to "operating expenses" in our consolidated statement of earnings. Additionally, $0.5 million of the reserve recognized in the 2005 first quarter was reclassified to "general and administrative" expenses, representing related legal expenses incurred during the fiscal year.

We have released our insurance providers from claims against our applicable insurance policies. Any fines or penalties assessed by the SEC against us, along with any further defense costs that we incur in connection with the SEC investigation, either on our own behalf or as indemnification on behalf of William W. Canfield or Craig N. Cohen, and any future related litigation costs will be borne by us and will not be covered by insurance. In addition, to the extent that we are required to indemnify Messrs. Canfield or Cohen against any fines or penalties assessed against either of them, those amounts will be borne by us and will not be covered by insurance. The application of the foregoing remedies, or the commencement of any regulatory proceeding or enforcement action, could harm our business and financial condition.

ITEM 4. Submission of Matters to a Vote of Security Holders

None.

Part II

ITEM 5. Market for Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the Nasdaq National Market under the symbol "TALX." On January 6, 2005, we declared a 3-for-2 stock split, which was effected in the form of a 50 percent stock dividend, payable February 17, 2005, to shareholders of record on January 20, 2005. The following table sets forth the high and low sales prices of our common stock as quoted in the Nasdaq National Market for each of the quarters since the beginning of fiscal 2004 through the end of fiscal 2005, retroactively adjusted for the effects of the 3-for-2 stock split.

	High	Low
Fiscal 2004:		
First quarter	$16.30	$ 8.28
Second quarter	21.17	13.24
Third quarter	19.19	13.26
Fourth quarter	15.66	12.33
Fiscal 2005:		
First quarter	$16.53	$14.50
Second quarter	16.41	13.50
Third quarter	20.00	15.22
Fourth quarter	24.51	15.43

On May 19, 2005, the last reported sale price on the Nasdaq National Market for our common stock was $27.69 per share. As of May 19, 2005, there were approximately 141 holders of record of our common stock.

During fiscal 2001, we began paying dividends on our common stock on a quarterly basis. The following table sets forth dividends declared per share of common stock for the periods indicated, retroactively adjusted for the effects of the 3-for-2 stock split:

	Dividend Declared
Fiscal 2004:	
First Quarter	$0.03
Second Quarter	$0.03
Third Quarter	$0.03
Fourth Quarter	$0.03
Fiscal 2005:	
First Quarter	$0.03
Second Quarter	$0.04
Third Quarter	$0.04
Fourth Quarter	$0.04

Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon our earnings, capital requirements and operating and financial condition and such other factors as the board may deem relevant. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" regarding certain contractual restrictions on our ability to pay dividends that are found in our loan agreement.

The following table provides information about purchases by us and our affiliated purchasers during the quarter ended March 31, 2005 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
January 1, 2005 to January 31, 2005	–	–	–	693,789
February 1, 2005 to February 28, 2005	–	–	–	693,789
March 1, 2005 to March 31, 2005	–	–	–	693,789
Total	–	–	–	693,789

(1) On September 25, 2002, our Board of Directors authorized us to repurchase up to one million shares of our stock in the open market, or through privately negotiated transactions during the 36-month period ending September 30, 2005, subject to market conditions and other factors. Under the September 25, 2002 plan, we did not repurchase any shares during the quarter ended March 31, 2005. Cumulative shares repurchased under the September 25, 2002 plan amounted to 306,211. On May 10, 2005, our Board of Directors authorized us to repurchase up to two million shares of our stock in the open market, or through privately negotiated transactions during the 36-month period ending May 9, 2008, subject to market conditions and other factors. The May 10, 2005 plan superseded the September 25, 2002 plan, and the remaining 693,789 authorized shares that had been authorized for repurchase under the September 25, 2002 plan are no longer available for repurchase.

ITEM 6. Selected Consolidated Financial Data

This section presents our selected historical financial data and certain additional information. As discussed below, on April 22, 2003, we sold substantially all of the assets of our Human Resources and Benefits Application Services business. During July 2001 we acquired Ti3, Inc. and during March 2002, we acquired the unemployment cost management services business of Gates, McDonald & Company and James E. Frick, Inc., d/b/a The Frick Company. On July 1, 2003, we acquired Johnson and Associates. Effective April 1, 2004, we acquired certain businesses of Sheakley-Uniservice, Inc. and Sheakley Interactive Services, LLC. In October 2004, we acquired TBT Enterprises, Inc. and UI Advantage, Inc. and Net Profit Inc., all of which specialize in employment-related tax credit and incentive services.

We derived the financial data presented below for, and as of the end of, each of the years in the five-year period ended March 31, 2005 from our consolidated financial statements. The consolidated financial statements as of March 31, 2005 and 2004 and for each of the years in the three-year period ended March 31, 2005 contained herein have been audited by KPMG LLP, independent registered public accounting firm. The financial information set forth below reflects the classification of the database, document services and Human Resources and Benefits Application Services businesses as discontinued operations.

The selected data in this section is not intended to replace the financial statements. You should read carefully the financial statements included in this Form 10-K, including the notes to the consolidated financial statements, in conjunction with "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations." For a discussion of material uncertainties that might cause the data reflected herein not to indicate our future financial condition or results of operations, see "Item 1 – Business – Risk Factors."

On January 6, 2005, we declared a 3-for-2 stock split, which was effected in the form of a 50 percent stock dividend, payable February 17, 2005, to shareholders of record January 20, 2005. Earnings per share and the weighted average number of common shares outstanding set forth below have been retroactively adjusted for the 3-for-2 stock split.

(in thousands, except share and per share data)

Years Ended March 31,	2001	2002	2003	2004	2005
Statement of Earnings Data:					
Revenues:					
The Work Number services	$19,149	$27,184	$ 35,934	$ 46,608	$ 65,373
Tax management services	–	848	74,645	73,667	90,208
Customer premises systems	6,524	3,480	1,708	–	–
Maintenance and support	4,417	3,893	3,639	4,120	2,814
Total revenues	30,090	35,405	115,926	124,395	158,395
Cost of revenues:					
The Work Number services	6,179	9,320	12,285	13,947	18,645
Tax management services	–	450	38,337	37,986	45,064
Customer premises systems	5,790	2,652	997	–	–
Maintenance and support	1,275	1,028	734	1,320	1,008
Inventory write-down	–	307	–	–	–
Total cost of revenues	13,244	13,757	52,353	53,253	64,717
Gross profit	16,846	21,648	63,573	71,142	93,678
Operating expenses:					
Selling and marketing	5,691	6,333	18,902	23,862	27,693
General and administrative	5,767	7,454	25,180	26,052	32,845
Intellectual property settlement	1,612	–	–	–	–
Restructuring charges	–	2,627	–	–	–
SEC settlement charge	–	–	–	–	2,500
Total operating expenses	13,070	16,414	44,082	49,914	63,038
Operating income	3,776	5,234	19,491	21,228	30,640
Other income (expense), net	562	1,567	(1,358)	(845)	(2,725)
Income tax expense	1,774	2,509	6,945	7,890	11,887
Earnings from continuing operations before cumulative effect of change in accounting principle	2,564	4,292	11,188	12,493	16,028
Income (loss) from discontinued operations, net	(582)	5	1,781	199	582
Earnings before cumulative effect of change in accounting principle	1,982	4,297	12,969	12,692	16,610
Cumulative effect of change in accounting principle, net of income taxes	(1,655)	–	–	–	–
Net earnings	$ 327	$ 4,297	$ 12,969	$ 12,692	$ 16,610

(in thousands, except share and per share data)

Years Ended March 31,	2001	2002	2003	2004	2005
Net earnings per common share[1]:					
Basic:					
Continuing operations	$ 0.17	$ 0.23	$ 0.54	$ 0.61	$ 0.78
Discontinued operations, net	(0.04)	–	0.09	0.01	0.02
Cumulative effect of change in accounting principle	(0.11)	–	–	–	–
Net earnings	$ 0.02	$ 0.23	$ 0.63	$ 0.62	$ 0.80
Diluted:					
Continuing operations	$ 0.15	$ 0.21	$ 0.53	$ 0.59	$ 0.74
Discontinued operations, net	(0.03)	–	0.08	–	0.03
Cumulative effect of change in accounting principle	(0.10)	–	–	–	–
Net earnings	$ 0.02	$ 0.21	$ 0.61	$ 0.59	$ 0.77
Cash dividends declared per common share	$ 0.05	$ 0.08	$ 0.09	$ 0.13	$ 0.15
Weighted average number of common shares outstanding:					
Basic[1]	15,383,892	18,934,033	20,613,871	20,342,852	20,636,419
Diluted[1]	16,602,874	20,222,524	21,312,847	21,339,839	21,635,118

(in thousands)

March 31,	2001	2002	2003	2004	2005
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 9,725	$ 21,431	$ 9,409	$ 10,043	$ 19,014
Working capital	13,677	2,862	1,616	5,996	24,816
Total assets	33,620	179,819	172,795	213,990	246,919
Long-term debt plus capital leases	–	30,308	22,152	50,012	57,648
Shareholders' equity	21,823	115,991	123,183	133,817	151,864
Additional Information:					
Employment records in The Work Number database	43,000	60,700	76,400	90,100	106,900
Employment records under contract[2]	51,900	70,200	82,000	97,200	113,100

(1) Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the incremental increase in common shares outstanding assuming the exercise of all employee stock options and warrants that would have had a dilutive effect on earnings per share and the full vesting of all restricted stock. The weighted average number of shares is based on common stock outstanding for basic earnings per share and common stock outstanding, restricted stock outstanding, and common stock options and warrants for diluted earnings per share in periods when such common stock options and warrants are not antidilutive. On January 6, 2005, we declared a 3-for-2 stock split, which was effected in the form of a 50 percent stock dividend, payable February 17, 2005, to shareholders of record January 20, 2005. Earnings per share and the weighted average number of common shares outstanding have been retroactively adjusted for the 3-for-2 stock split.

(2) Represents aggregate employment records included in The Work Number database and employment records under contract that have not yet been converted to the database.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion together with the financial statements and other financial information included in this Form 10-K for the year ended March 31, 2005. See "Forward-Looking Statements" and "Item 1 – Business – Risk Factors".

OVERVIEW

We are a leading provider of automated employment and income verification and tax management services and a leader in providing payroll and human resources business process outsourcing. We provide services that enable large and mid-size corporations, including approximately two-thirds of Fortune 500 companies, as well as government agencies, to outsource the performance of payroll and human resources business processes that would otherwise be performed by their own payroll or human resources department. Our services use web access, interactive voice response, fax, document imaging and other technologies to enable mortgage lenders, pre-employment screeners, credit issuers, social service agencies and other authorized users to obtain payroll and human resources information and allow employees and their managers to review and modify information in payroll and human resources management information systems on a self-service basis. Further, we provide unemployment insurance claims processing, unemployment tax planning and management services, and employment-related tax credit and incentive services to a broad range of employers. Our focus is on eliminating paper and manual steps from routine payroll and human resources-related processes. We interact with various payroll systems and human resources services, but are virtually independent of the solutions our clients select.

As discussed in Note 5 of Notes to Consolidated Financial Statements, effective April 1, 2004, we acquired substantially all of the assets and assumed certain liabilities of the unemployment compensation, employment verification and applicant screening and hiring workflow services businesses of Sheakley-Uniservice, Inc. and its wholly owned subsidiary, Sheakley Interactive Services, LLC, which we refer to collectively as the "Sheakley Businesses". Additionally, on October 15, 2004, we completed the acquisition of the stock of TBT Enterprises, Incorporated and UI Advantage, Inc., headquartered in Gaithersburg, Maryland, which we collectively refer to as "TBT Enterprises". On October 25, 2004, we completed the acquisition of Net Profit, Inc., headquartered in Greenville, South Carolina. These acquisitions enhance our existing tax management services offerings by allowing us to offer clients expanded services in connection with processing of the federally reinstated work opportunity ("WOTC") and welfare to work ("WtW") tax credits, as well as assisting clients in calculating certain other federal and state tax credits which were not previously a part of our service offerings.

As a result of these acquisitions, in the third quarter of fiscal 2005, we renamed as "Tax Management Services" our service offerings we previously referred to as "Unemployment Cost Management Services". We believe that this new name better represents the breadth of services we now offer in the tax management field.

Our services and products fall within three business segments: The *Work Number services, tax management services and customer premises* systems and related maintenance and support. The Work Number services include our employment verification and services, W-2 eXpress, ePayroll, FasTime, HireXpress, and I-9 eXpress; tax management services include our employment tax consulting and claim processing operations, unemployment tax planning services, and employment-related tax credit and incentive services; and customer premises systems and maintenance and support relate to a business we are phasing out.

On January 6, 2005, we declared a 3-for-2 stock split, which was effected in the form of a 50 percent stock dividend, payable February 17, 2005, to shareholders of record January 20, 2005. Earnings per share and the weighted average number of common shares outstanding throughout this Annual Report on Form 10-K have been retroactively adjusted for the 3-for-2 stock split.

We achieved record revenues and gross margin in fiscal 2005. We successfully executed our strategies and emphasized cross-selling services to our existing client base. We continued to make strategic acquisitions and realized operational efficiencies as we integrated these acquisitions. Additionally, we broadened our portfolio of services, both through innovations in-house and through our strategic acquisitions. Our revenues rose 27 percent to $158.4 million in fiscal year 2005 compared to $124.4 million in the prior year. Our earnings from continuing operations in fiscal 2005 increased 28 percent to $16.0 million, or $0.74 per diluted share, including an SEC settlement charge of $2.5 million, or $0.12 per diluted share. Earnings from continuing operations totaled $12.5 million, or $0.59 per diluted share, in fiscal 2004.

The Work Number services achieved record revenues in fiscal year 2005, increasing 40 percent to $65.4 million compared to $46.6 million the prior year. Growth in revenues was primarily attributable to the increased records in the database, coupled with the continued broadening of our verifier base. Additionally, the acquisitions of the Sheakley employment verification business and HireXpress, our applicant screening and hiring workflow services business, also contributed to the increase in revenues in fiscal year 2005. Through a program we call REACH, we are seeking to increase the number of transactions within our existing verifier base vertically by expanding usage with verifiers that have multiple locations and integrating our services with the verifiers'

systems and processes. Also through the REACH program, we are seeking to increase transactions horizontally by identifying additional usages for The Work Number database within our existing verifier base. Additionally, through a focused marketing campaign, we have gained additional verifiers, particularly within the automobile financing sector. Gross margin for this business improved 140 basis points to 71.5 percent from 70.1 percent the year before. The improvement in gross margin resulted from higher transaction levels, as well as increased use of cost-effective web-based programs to deliver employment verification, time reporting and electronic payroll services.

The total number of employment records on The Work Number services increased to 106.9 million at March 31, 2005 from 90.1 million a year ago, representing a 19 percent gain. Total employment records under contract, including those in contract backlog to be added to the database, increased 16 percent to 113.1 million at March 31, 2005 from 97.2 million a year earlier.

Revenues in the tax management services line of business increased 22 percent to $90.2 million, compared to $73.7 million in the prior year. The increase in revenue was primarily attributable to the acquisitions in fiscal year 2005, as noted above. The tax management services business continued to be an important contributor to our overall profitability as well as to the growth in The Work Number services, resulting from selling those services to our tax management services client base. Gross margin in the tax management business increased 160 basis points to 50.0 percent from 48.4 percent in the 2004 fiscal year. The improved gross margin is primarily a result of efficiencies achieved as acquisitions become fully integrated.

Pursuant to an acquisition agreement dated April 20, 2005, we acquired Jon-Jay Associates, Inc., which specializes in providing unemployment cost management services as well as an employment verification service, for approximately $24 million, including transaction costs, subject to certain post-closing adjustments. Additionally, the acquisition agreement includes provisions for potential earn-out payments if certain future financial performance measures are achieved through the twelve months ending April 30, 2006 and April 30, 2007, respectively. Pursuant to an asset purchase agreement dated April 26, 2005, we acquired substantially all of the assets and assumed certain of the liabilities of Glick & Glick Consultants, LLC, which specializes in employment-related tax credit and incentive services, for approximately $5 million, including transaction costs. The purchase prices were determined based on arms'-length negotiations, and were paid in cash financed through our Loan Agreement as discussed below in "– Liquidity and Capital Resources." Total revenues for these businesses were approximately $12.0 million for calendar year 2004.

The acquisition agreements provide for indemnification of the Company by the sellers for certain pre-closing liabilities and obligations of the business, subject to certain limitations. Escrow accounts, maintained pursuant to the terms of respective escrow agreements, are also available until two years following the purchases to satisfy the indemnification obligations under the purchase agreements, subject to certain limitations described in the acquisition agreements. Of the purchase prices, $2.9 million was paid into the escrow accounts.

RESTATEMENTS OF FINANCIAL STATEMENTS

2004 Restatement

In January 2004, we restated certain historical financial statements as a result of adjustments related to our customer premises systems business. The restatement was necessary because an internal accounting review in the third quarter of fiscal year 2004 showed that certain revenues for customer premises systems contracts were recorded earlier than was appropriate under the percentage of completion methodology used for this line of business. Although we ultimately realized the revenues from the transactions under review, our financial results were not accurately presented, requiring the restatement. The resulting restatement affected fiscal years ended March 31, 1999 through 2003 and the first two quarters of fiscal year 2004.

Additionally, we corrected three errors related to bill and hold arrangements on hardware and software transactions arising out of the customer premises systems line of business during the fiscal years ended March 31, 2000 and 2001. These adjustments resulted in movements of revenue and related costs between quarters for each year. There was no impact to the annual financial results of either fiscal year.

The restatement had practically no cumulative impact on our financial results or our financial condition. It had the effect of reducing revenues by $955,000 for fiscal years 1999, 2000 and 2001 and increasing revenues by a similar amount in fiscal years 2002 and 2003. The impact on the fiscal years presented, 2001, 2002 and 2003, was a reduction of revenue in 2001 of $358,000 and an increase of revenues in 2002 and 2003 of $610,000 and $384,000, respectively. In addition to the revenue adjustments, the related commissions associated with the revenues were adjusted accordingly and the income taxes provisions were amended to reflect the impact of these restatements. After adjustment for the 3-for-2 stock split, the annual impact to diluted earnings per share was a reduction to fiscal year 1999 of $0.02, an increase to fiscal year 2000 of $0.01, a reduction to fiscal year 2001 of $0.01 and increases to fiscal years 2002 and 2003 of $0.02 and $0.01, respectively.

Our review focused on contracts in which revenue was realized in fiscal 2000 and subsequent periods as reliable historical data was not available for earlier periods. Accordingly, our review included contracts for which services were initiated in periods prior to fiscal 2000. The review of certain contracts resulted in cumulative adjustments for periods prior to fiscal 2000 which have been attributed to fiscal 1999, the earliest fiscal period presented for financial disclosure purposes. While it is possible that certain of these adjustments related to periods prior to fiscal 1999, data was not available to accurately support the specific allocation to such prior periods. Such data was not available since we had modified our systems during fiscal 1999 and had not retained sufficient comparable data for contracts entered into prior to the modification. While further review may have resulted in adjustments to increase revenue in 2000 by decreasing revenues in prior periods, based on the review performed, management believes that further adjustments were not supportable.

The adjustments also impacted our consolidated balance sheet based on the respective revenue amounts, resulting in a restatement of our work in progress and deferred revenues. In addition, accrued expenses were restated to give effect to the impact on accrued commissions, and deferred income taxes were restated for the related tax effect.

See our Form 10-K/A for the fiscal year ending March 31, 2003 regarding the impact of our prior restatement on our consolidated statements of operations and balance sheets. The prior restatement had no impact on our total cash flows from operating activities, investing activities or financing activities.

2002 Restatement

In response to inquiries made by the Securities and Exchange Commission during the course of its investigation, we reviewed, during our December 2002 quarter, the accounting treatment for two items in the year ended March 31, 2001. In December 2002, we subsequently restated certain of our previously issued financial statements. The two items reviewed were the accounting for a patent technology license agreement and the award of certain bonus payments to the executive officers. The $1.6 million paid in connection with the patent technology license entered into with Ronald A. Katz Technology Licensing, L.P. and A2D, L.P. in March 2001 had been recorded as an intangible asset and was being amortized over a 10-year period. We decided to expense the entire amount in the March 2001 quarter. Certain bonus payments to the executive officers, recommended by the compensation committee and approved by the Board of Directors on May 15, 2001, totaling approximately $158,000, had been reflected as an expense related to the quarter ended June 30, 2001. We decided to record the entire expense in the quarter ended March 31, 2001.

The effect of these restatements on the consolidated statement of earnings was to reduce earnings for the year ended March 31, 2001 by $1.1 million, after income tax, and to increase earnings over the following 10-year period by the same dollar amount in the aggregate.

See our Form 10-K/A for the fiscal year ending March 31, 2003 regarding the impact of our prior restatement on our consolidated statements of operations and balance sheets. The prior restatement had no impact on our total cash flows from operating activities, investing activities or financing activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, intangible assets, capitalized software and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies include our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition: All revenues are generally recognized pursuant to annual or multi-year contracts.

Revenues from The Work Number are realized primarily from transaction fees and, to a lesser degree, based on up-front set-up fees and periodic maintenance fees. Revenues for transaction fees are recognized in the period that they are earned, based on fees charged to users at the time they conduct verifications of employment and income. In accordance with Staff Accounting Bulletin No. 104, the revenue for set up fees and monthly maintenance fees is recognized on a straight-line basis from the time the service is available to be used by our clients through the end of the service period.

Revenue for our W-2 service is recognized evenly from the time the service is available for use by TALX clients through the end of the service period. Additionally, we have some clients that are billed for this service on a transactional basis. For these clients, we recognize revenue on a monthly basis, as transactions occur.

We charge ePayroll clients on a per-employee, per-month basis, plus an initial set-up fee. Revenue for the initial set-up fees is recognized evenly over the initial contract period, beginning with the date the client is "live" on our system. Per-employee, per-month fees are recognized as revenue in the months billed.

FasTime clients are billed for initial set-up fees, monthly maintenance fees and per transaction fees. Revenue is recognized evenly from the time the service is available for use by our clients through the end of the service period for set-up and maintenance fees and as services are performed for transaction-based fees.

HireXpress clients are billed for initial set-up fees and per transaction fees or monthly fees. Revenue is recognized evenly from the time the service is available for use by our clients through the end of the service period for set-up fees and as services are performed for transaction-based or monthly fees.

Revenues from our unemployment cost management services, called UC eXpress, are recognized in the period that they are earned, evenly over the life of the contract. Transaction fees are recorded as the services are provided. Tax management service revenue that is contingent upon achieving certain performance criteria is recognized when those criteria are met.

In accordance with AICPA Statement of Position 97-2 ("SOP 97-2"), revenues from implementations of system enhancements related to our former Customer Premises Systems line of business were recognized by the contract method of accounting using the percentage of completion method for larger, more complex implementations and the completed contract method for smaller implementations. We recognized revenue in this line of business related to hardware and software sales upon shipment of the hardware and related software, in accordance with the sales contracts and considerations of SOP 97-2 for multiple element arrangements, as well as vendor-specific objective evidence.

Revenue from maintenance contracts is deferred and recognized ratably over the maintenance period. Revenues for professional services are generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the professional services, revenue is deferred until the uncertainty is sufficiently resolved. We estimate the percentage of completion on contracts with fixed fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project.

In relationships with certain of our customers, we enter into agreements with more than one of our service offerings included in the arrangement. When a client contracts with us to provide more than one service, the terms of the underlying contract itemize each service provided and the related fees for each service. In accordance with the consensus of Emerging Issues Task Force Issue No. 00-21, as these fee arrangements are similar to those charged to other clients, we recognize revenue on the basis of the fair values of the underlying services.

Deferred revenue represents the unearned portion of The Work Number set up fees, UC eXpress and maintenance fees.

Commissions paid are deferred and charged to expense proportionally over the related service period.

Direct expenses related to cost of revenues are tracked separately for each service we provide. Incremental direct costs that are related to the origination of a client contract are expensed as incurred.

Business Combinations and Intangible Asset Valuation: In connection with the acquisitions of Ti3, Inc.; the unemployment cost management services business of Gates, McDonald & Company, a subsidiary of Nationwide Mutual Insurance Company; James E. Frick, Inc., d/b/a The Frick Company; Johnson and Associates; the Sheakley Businesses; TBT Enterprises, Incorporated and UI Advantage, Inc.; and Net Profit, Inc., we acquired certain identifiable intangible assets. We recorded these assets in accordance with the Financial Accounting Standards Board SFAS No. 141, *"Business Combinations"*.

Effective April 20, 2005, we acquired Jon-Jay Associates, Inc. Effective April 26, 2005, we purchased substantially all of the assets and assumed certain liabilities of Glick & Glick Consultants, LLC. We will record these acquisitions in accordance with SFAS No. 141, *"Business Combinations."*

Effective April 1, 2002, we adopted the Financial Accounting Standards Board SFAS No. 142, *"Goodwill and Other Intangible Assets."* SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Through the use of an independent business appraiser, we reviewed our goodwill and intangible assets as of December 31, 2004 and determined that no impairment existed.

Capitalized Software: Software development costs are expensed as incurred until technological feasibility is achieved, after which time they are capitalized on a product-by-product basis. We amortize capitalized software development costs evenly over the remaining estimated economic life of the product, generally three years. We begin amortization of capitalized software development costs when the product is available for general release to clients. We review all capitalized software assets for impairment as of each balance sheet date. Upon determination of any impairment, we write down the asset to the appropriate value in the period that the impairment is determined.

Income Taxes: We record income taxes under the asset and liability method. Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the Consolidated Statement of Earnings). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The above listing is not intended to be a comprehensive list of all of our accounting policies. See our consolidated financial statements and notes thereto contained in this Annual Report on Form 10-K which contains accounting policies and other disclosures required by accounting principles generally accepted in the United States of America.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) was to be effective for our quarter ended September 30, 2005. On April 14, 2005, the Securities and Exchange Commission amended the compliance dates for SFAS 123(R). As a result, SFAS 123(R) will be effective beginning in our first quarter of fiscal 2007. This Statement requires companies to recognize compensation cost for employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We are currently evaluating the impact of the adoption of SFAS 123(R) on our consolidated financial statements.

RESULTS OF OPERATIONS

The following tables set forth (1) revenues and gross margin, (2) the gross margin percentage by revenue category, and (3) certain items from our consolidated statement of operations as a percentage of revenues for the periods indicated:

(in thousands)

Years Ended March 31,	2003	2004	2005
Revenues:			
The Work Number services	$ 35,934	$ 46,608	$ 65,373
Tax management services	74,645	73,667	90,208
Customer premises systems	1,708	–	–
Maintenance and support	3,639	4,120	2,814
Total revenues	$115,926	$124,395	$158,395
Gross profit:			
The Work Number services	$ 23,649	$ 32,661	$ 46,728
Tax management services	36,308	35,681	45,144
Customer premises systems	711	–	–
Maintenance and support	2,905	2,800	1,806
Total gross profit	$ 63,573	$ 71,142	$ 93,678

Years Ended March 31,	2003	2004	2005
Gross margin percentage by revenue category:			
The Work Number services	65.8%	70.1%	71.5%
Tax management services	48.6	48.4	50.0
Customer premises systems	41.6	–	–
Maintenance and support	79.8	68.0	64.2

Years Ended March 31,	2003	2004	2005
Percentage of Total Revenues			
Revenues:			
The Work Number services	31.0%	37.5%	41.2%
Tax management services	64.4	59.2	57.0
Customer premises systems	1.5	–	–
Maintenance and support	3.1	3.3	1.8
Total revenues	100.0	100.0	100.0
Cost of revenues	45.2	42.8	40.9
Gross margin	54.8	57.2	59.1
Operating expenses:			
Selling and marketing	16.3	19.2	17.5
General and administrative	21.7	20.9	20.7
SEC settlement charge	–	–	1.6
Total operating expenses	38.0	40.1	39.8
Operating income	16.8	17.1	19.3
Other income, net	(1.2)	(0.7)	(1.7)
Earnings from continuing operations before income tax expense	15.6	16.4	17.6
Income tax expense	5.9	6.3	7.5
Earnings from continuing operations	9.7	10.1	10.1
Discontinued operations, net	1.5	0.1	0.4
Net earnings	11.2%	10.2%	10.5%

As discussed in Note 5 of Notes to Consolidated Financial Statements, effective April 1, 2004, we acquired substantially all of the assets and assumed certain liabilities of the unemployment compensation, employment verification and applicant screening and hiring workflow services businesses of Sheakley-Uniservice, Inc. and its wholly owned subsidiary, Sheakley Interactive Services, LLC, which we refer to collectively as the "Sheakley Businesses". Additionally, on October 15, 2004, we completed the acquisition of the stock of TBT Enterprises, Incorporated and UI Advantage, Inc., headquartered in Gaithersburg, Maryland, which we collectively refer to as "TBT Enterprises". On October 25, 2004, we completed the acquisition of Net Profit, Inc., headquartered in Greenville, South Carolina. These acquisitions enhance our existing tax management services offerings by allowing us to offer clients expanded services in connection with processing of the federally reinstated work opportunity ("WOTC") and welfare to work ("WtW") tax credits, as well as assisting clients in calculating certain other federal and state tax credits which were not previously a part of our service offerings.

On April 22, 2003 we transferred substantially all of the assets of our Human Resources and Benefits Application Services business to Workscape, Inc., a Massachusetts-based provider of benefits and workforce management solutions. Accordingly, the historical results of operations for this business have been reclassified to earnings from discontinued operations on our consolidated statement of earnings.

Revenues

(in thousands)

Years Ended March 31,	2003	2004	2005
The Work Number services	$ 35,934	$ 46,608	$ 65,373
Tax management services	74,645	73,667	90,208
Customer premises systems	1,708	–	–
Maintenance and support	3,639	4,120	2,814
Total revenues	$115,926	$124,395	$158,395

Total revenues increased 27.3% to $158.4 million in fiscal 2005 from $124.4 million in fiscal 2004 and $115.9 million in fiscal 2003.

The Work Number services segment

Revenues from The Work Number services increased 40.3% to $65.4 million in fiscal 2005 from $46.6 million in fiscal 2004 and $35.9 million in fiscal 2003. The increase in fiscal 2005 was due primarily to an increase in transaction volumes resulting from marketing efforts directed to verifiers and employers, as well as the continued growth of the database. Additionally, the acquisitions of the Sheakley employment verification business and HireXpress, our applicant screening and hiring workflow services business, also contributed to the increase in revenues in fiscal year 2005. Through a program we call REACH, we are seeking to increase the number of transactions within our existing verifier base vertically by expanding usage with verifiers that have multiple locations and integrating our services with the verifiers' systems and processes. Also through the REACH program, we are seeking to increase transactions horizontally by identifying additional usages for The Work Number database within our existing verifier base. Additionally, through a focused marketing campaign, we have gained additional verifiers, particularly within the automobile financing sector. The increase in fiscal 2004 was due primarily to an increase in transaction volume resulting from marketing efforts directed to verifiers and employers, partially offset by lower average transaction fees due to the increase in transactions from users with volume pricing discounts and the impact of former 1-900 users moving to other means of access. We also experienced increased transaction volumes in 2004 due to an increase in the number of employers and related employment records in the database.

The mortgage industry, the consumer finance industry, and pre-employment screeners are the primary revenue generators for The Work Number. Verifications in the consumer finance area have increased significantly over the last year as we have focused on extending our reach to additional consumer finance lenders, such as lenders for automobile, furniture and appliance loans. Mortgage-related verifications declined as a percentage of total verifications in fiscal year 2005 compared to the prior year primarily as a result of overall economic factors. The balance between mortgage-related and pre-employment-related verification revenues began to shift back from its widest spread in the first quarter of fiscal 2004 towards a more traditional balance towards the end of fiscal 2004. Additionally, in fiscal 2004, we gradually increased the revenues from collection companies and social services agencies. The table below indicates the percentage of The Work Number revenues contributed by types of verifiers during fiscal year 2004 and fiscal year 2005.

	Quarters Ended							
Revenue Source	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005
Pre-Employment	20%	21%	22%	17%	18%	19%	18%	14%
Mortgage	41	40	34	29	35	34	35	27
Consumer Finance	15	16	16	17	16	21	21	24
Social Services	6	7	10	8	13	8	8	8
Other	5	5	5	4	5	5	5	2
Other Work Number Services	13	11	13	25	13	13	13	25

As of the end of fiscal year 2005, we had 106.9 million employment records on The Work Number services database, a 19% increase from fiscal year 2004. Total employment records under contract, including those in the contract backlog to be added to the database, represented 113.1 million records.

Our W-2 eXpress services also experienced strong years in fiscal 2005 and 2004. We had 10.2 million W-2s live on our system for fiscal 2005, representing an increase in excess of 20.0% over fiscal 2004. Live W-2s on our system increased in excess of 40% in fiscal 2004 compared to fiscal 2003.

Tax management services segment

Revenues from tax management services increased 22.5% to $90.2 million in fiscal 2005 from $73.7 million in fiscal 2004 primarily as a result of our acquisitions of the Sheakley Businesses, TBT Enterprises, and Net Profit, Inc. in fiscal 2005. Revenues from tax management services decreased 1.3% to $73.7 million in fiscal 2004 from $74.6 million in fiscal 2003 due primarily to a reduced level of tax consulting contracts, some pricing pressure in the claims processing business and the loss of some smaller clients as we instituted certain minimum pricing policies, partially offset by the addition of revenues from our acquisition of Johnson and Associates and new sales.

The UC eXpress revenue stream is one of multi-year contracts that provide a solid revenue base with upside potential through contingency billings from tax consulting, or additional billings if claims processed, or other performance measures, exceed contractually set levels. Beginning in the 2004 fiscal year, uncertain economic conditions contributed to a reduction in activity in our tax consulting business. In addition, claims activity was less than expected and we did not realize the anticipated additional billings.

Customer premises systems and maintenance and support segment

Revenues from customer premises systems decreased in fiscal 2005 and 2004 as we have been diminishing this business over the past several years. During fiscal 2003 we completely eliminated sales of customer premises systems. Revenues from maintenance and support related to the customer premises systems declined to $2.8 million in fiscal 2005, compared to $4.1 million in fiscal 2004 and $3.6 million in fiscal 2003. We anticipate maintenance and support revenues will continue to decrease over time from current levels as our installed base continues to shrink as supported systems approach the end of their life cycles. Additionally, during 2003, we notified our maintenance clients of our intention to discontinue all support services effective June 2005. In the second quarter of fiscal 2005, as a result of requests from a number of our clients, we agreed to extend these support services until December 2005. In the first quarter of fiscal 2006, we agreed to extend these support services until March 2006.

Gross Profit and Gross Margin

(in thousands)

Years Ended March 31,	2003	2004	2005
The Work Number services	$23,649	$32,661	$46,728
Tax management services	36,308	35,681	45,144
Customer premises systems	711	–	–
Maintenance and support	2,905	2,800	1,806
Total gross profit	$63,573	$71,142	$93,678
Gross margin percentage by revenue category:			
The Work Number services	65.8%	70.1%	71.5%
Tax management services	48.6	48.4	50.0
Customer premises systems	41.6	–	–
Maintenance and support	79.8	68.0	64.2
Total gross margin percentage	54.8	57.2	59.1

Total gross profit increased 31.7% to $93.7 million in fiscal 2005 from $71.1 million in fiscal 2004 and $63.6 million in fiscal 2003. Total gross margin increased to 59.1% in fiscal 2005 from 57.2% in fiscal 2004 and 54.8% in fiscal 2003.

The Work Number segment

The Work Number services gross profit increased 43.1% to $46.7 million in fiscal 2005 from $32.7 million in fiscal 2004 and $23.6 million in fiscal 2003. Gross margin increased to 71.5% in fiscal 2005 from 70.1% in fiscal 2004 and 65.8% in fiscal 2003. The increases in gross profit and gross margin were due primarily to higher revenue levels as discussed above and improved leveraging of our operational infrastructure. Additionally, more transactions were performed over the Internet, which has a lower average transaction cost compared to transactions performed through either our 900 or 800 telephone services.

Tax management services segment

Tax management services gross profit increased 26.5% to $45.1 million, or 50.0% of corresponding revenue, in fiscal 2005 from $35.7 million, or 48.4% of corresponding revenue, in fiscal 2004 and $36.3 million, or 48.6% of corresponding revenue, in fiscal 2003. The increases in gross profit and gross margin in fiscal year 2005 are due primarily to higher revenues, as well as cost savings realized through our consolidation of the operational infrastructure of various acquisitions. The decrease in gross profit and gross margin in fiscal year 2004 was due primarily to temporary incremental costs related to our efforts to consolidate our operational infrastructure following the acquisitions. The tax management services business has been an important contributor to our overall profitability as well as to the growth in The Work Number Services due to success in cross-selling The Work Number Services into the tax management services client base.

Customer premises systems and maintenance and support segment

Customer premises systems and maintenance and support gross profit decreased to $1.8 million from $2.8 million in fiscal 2004 and $2.9 million in fiscal 2003. The decline in gross profit is due to the fixed nature of personnel and infrastructure costs even as our installed base continues to shrink.

Selling and Marketing Expenses

Selling and marketing expenses increased 16.1% to $27.7 million in fiscal 2005 from $23.9 million in fiscal 2004 and $18.9 million in fiscal 2003. As a percentage of revenues, such expenses decreased to 17.5% in fiscal 2005 compared to 19.2% in fiscal 2004 and 16.3% in fiscal 2003. The increases in expenses in fiscal 2005 were primarily due to increased commissions and incentives, which resulted from our higher revenues, as well as increased personnel as we developed a new sales and service team to market directly to verifiers. Selling and marketing expenses as a percentage of revenues improved in fiscal 2005 as a result of the higher revenue levels, improved leveraging of our selling and marketing infrastructure and our continued focus on expense control. Increased selling and marketing expenses in fiscal 2004 were primarily due to increased costs related to our reorganization of the sales and services teams. In addition to realigning our sales and service teams into regions, we added personnel and related costs. Additionally, marketing costs increased in fiscal 2004 as we increased our efforts to market to high volume verifiers of The Work Number.

General and Administrative Expenses

General and administrative expenses increased 26.1% to $32.8 million in fiscal 2005 from $26.1 million in fiscal 2004 and $25.2 million in fiscal 2003. The increase in such expenses in fiscal 2005 resulted primarily from additional amortization related to intangible assets from our three acquisitions and the expansion of our infrastructure to accommodate our growing business and the financial consolidation of the acquisitions described in Notes 5 and 6 of Notes to Consolidated Financial Statements. As a percentage of revenues, such expenses decreased to 20.7% in fiscal 2005 from 20.9% in fiscal 2004 and 21.7% in fiscal 2003. This decrease is due primarily to improved leveraging of personnel and infrastructure costs.

SEC Settlement Charge

In fiscal 2005, the Securities and Exchange Commission accepted our offer of settlement to resolve its investigation into our accounting for certain items, as described in Note 16 of Notes to Consolidated Financial Statements. Under the offer of settlement, we agreed to pay one dollar in disgorgement and $2.5 million in civil penalties.

Other Income (Expense), Net

Other income (expense), net totaled $2.7 million of other expense in fiscal 2005, compared to $0.8 million in fiscal 2004 and $1.4 million in fiscal 2003. The increase in fiscal 2005 was due to increased borrowings resulting from funding our acquisitions in 2005. The decrease from fiscal 2003 to fiscal 2004 was due to a lower level of outstanding borrowings throughout fiscal 2004 compared to fiscal 2003.

Income Tax Expense

Our effective income tax rate was 42.6%, 38.7%, and 38.3% in fiscal 2005, 2004 and 2003, respectively. The SEC settlement charge, as discussed above, was not tax deductible, causing a higher effective income tax rate in fiscal 2005.

QUARTERLY RESULTS OF OPERATIONS

The following tables set forth (1) specified unaudited statement of operations data (2) the gross margin percentage for each of our revenue categories, and (3) operating data expressed as a percentage of our total revenues, in each case for each of the four quarters in fiscal 2005 and fiscal 2004. The unaudited financial statements have been prepared on the same basis as the audited financial statements contained herein and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with our financial statements and related notes included elsewhere in this Form 10-K. We believe that quarter-to-quarter comparisons of our financial results should not necessarily be relied upon as an indication of future performance.

We had initially recorded the SEC settlement charge in the first quarter of fiscal 2005 as other income (expense), net. It has been reclassified to operating expenses in the accompanying table of quarterly results of operations to conform to current presentation to more accurately reflect the nature of this charge. As a result of the reclassification, previously reported operating income for the fiscal year 2005 first quarter should have been $2.8 million, as reflected in the table below.

(in thousands, except per share data)

	Quarters Ended							
	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005
Revenues:								
The Work Number services	$10,943	$11,627	$10,028	$14,010	$14,417	$14,188	$15,558	$21,210
Tax management services	18,183	18,701	18,356	18,427	20,900	21,662	23,605	24,041
Maintenance and support	1,015	1,220	1,060	825	744	780	677	613
Total revenues	30,141	31,548	29,444	33,262	36,061	36,630	39,840	45,864
Gross profit:								
The Work Number services	7,610	8,534	6,922	9,595	10,225	10,257	11,372	14,874
Tax management services	8,460	8,666	9,067	9,488	9,766	10,789	12,345	12,244
Maintenance and support	683	892	670	555	512	548	424	322
Total gross margin	16,753	18,092	16,659	19,638	20,503	21,594	24,141	27,440
Operating expenses:								
Selling and marketing	6,027	5,895	5,558	6,382	7,020	6,618	6,965	7,090
General and administrative	6,017	6,623	6,678	6,734	8,170	7,779	8,460	8,436
SEC settlement charge	–	–	–	–	2,500	–	–	–
Total operating expenses	12,044	12,518	12,236	13,116	17,690	14,397	15,425	15,526
Operating income	4,709	5,574	4,423	6,522	2,813	7,197	8,716	11,914
Net earnings from continuing operations	$ 2,731	$ 3,263	$ 2,539	$ 3,960	$ 198	$ 3,930	$ 4,813	$ 7,087
Net earnings	$ 2,811	$ 3,285	$ 2,567	$ 4,029	$ 356	$ 4,059	$ 4,966	$ 7,229
Diluted earnings from continuing operations per share	$ 0.13	$ 0.15	$ 0.12	$ 0.19	$ 0.01	$ 0.18	$ 0.22	$ 0.32
Diluted earnings per share	$ 0.13	$ 0.15	$ 0.12	$ 0.19	$ 0.02	$ 0.19	$ 0.23	$ 0.33

	Quarters Ended							
	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005
Gross margin percentage by revenue category:								
The Work Number services	69.5%	73.4%	69.0%	68.5%	70.9%	72.3%	73.1%	70.1%
Tax management services	46.5	46.3	49.4	51.5	46.7	49.8	52.3	50.9
Maintenance and support	67.3	73.1	63.2	67.3	68.8	70.3	62.6	52.5

	Quarters Ended							
	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005
Percentage of Total Revenues:								
Revenues:								
The Work Number services	36.3%	36.9%	34.1%	42.1%	40.0%	38.7%	39.1%	46.3%
Tax management services	60.3	59.3	62.3	55.4	58.0	59.2	59.2	52.4
Maintenance and support	3.4	3.8	3.6	2.5	2.0	2.1	1.7	1.3
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues	44.4	42.7	43.4	41.0	43.1	41.0	39.4	40.2
Gross margin	55.6	57.3	56.6	59.0	56.9	59.0	60.6	59.8
Operating expenses:								
Selling and marketing	20.0	18.7	18.9	19.2	19.5	18.1	17.5	15.4
General and administrative	20.0	21.0	22.7	20.2	22.7	21.3	21.2	18.4
SEC settlement charge	–	–	–	–	6.9	–	–	–
Total operating expenses	40.0	39.7	41.6	39.4	49.1	39.4	38.7	33.8
Operating income	15.6	17.6	15.0	19.6	7.8	19.6	21.9	26.0
Net earnings from continuing operations	9.0	10.3	8.6	11.9	0.6	10.7	12.1	15.5
Net earnings	9.3	10.4	8.7	12.1	1.0	11.1	12.5	15.8

On April 22, 2003, we sold substantially all of the assets of our Human Resources and Benefits Application Services business and reflected such operations as a discontinued operation for financial reporting purposes. During July 2001, we acquired Ti3, Inc. and during March 2002, we acquired the unemployment cost management services business of Gates, McDonald & Company and James E. Frick, Inc., d/b/a The Frick Company. On July 1, 2003, we acquired Johnson and Associates. Effective April 1, 2004, we purchased substantially all of the assets and assumed certain of the liabilities of the unemployment compensation, employment verification and applicant screening and hiring workflow services businesses of Sheakley-Uniservice, Inc. and its wholly owned subsidiary, Sheakley Interactive Services, LLC. On October 15, 2004, we closed on the acquisition of the stock of TBT Enterprises, Incorporated and UI Advantage, Inc. On October 25, 2004, we closed on the acquisition of the stock of Net Profit, Inc.

Our revenues, margins and operating results have fluctuated in the past, and are likely to continue to fluctuate in the future, on an annual and quarterly basis, as a result of a number of factors, most of which are outside of our control, as discussed in "Item 1 – Business – Risk Factors – Our quarterly and annual operating results may fluctuate significantly, which could cause our stock price to decline significantly."

SEASONALITY

Revenues generated from our W-2 eXpress service, which is part of The Work Number services segment, are particularly affected by seasonality and are principally earned in our fourth fiscal quarter.

Revenues generated from our tax management services are generally higher in the fourth fiscal quarter as certain client contracts allow us to bill additional fees based upon actual annual claims volumes. Additionally, our tax planning business has an inherent seasonality based upon the general nature of tax services.

CONTRACTUAL OBLIGATIONS

The following table summarizes certain of our contractual obligations as of March 31, 2005.

(in thousands)

		Payments by Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations[1]	$57,500	$ –	$ –	$ –	$57,500
Capital Lease Obligations	148	66	47	35	–
Operating Lease Obligations	12,250	5,494	4,946	1,663	147
Total	$69,898	$5,560	$4,993	$1,698	$57,647

(1) On April 14, 2005, we entered into a $100.0 million secured second amended and restated loan agreement (the "2005 Loan Agreement") with LaSalle Bank National Association, as administrative agent and the lenders party thereto, to replace the 2004 Loan Agreement and refinance in full the $57.5 million outstanding loan balance at March 31, 2005. All amounts outstanding under the 2005 Loan Agreement are due and payable on April 14, 2010. As a result of the replacement of the 2004 Loan Agreement with a 5-year revolving credit facility, the $57.5 million owed under the 2004 Loan Agreement has been reclassified to long-term debt on the balance sheet as of March 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

(in thousands)

Years Ended March 31,	2003	2004	2005
Net cash provided by (used in):			
Operating Activities	$ 28,520	$ 21,558	$ 30,049
Investing Activities	(26,691)	(48,258)	(35,194)
Financing Activities	(13,851)	25,859	7,976

In recent years, we have financed our operations through cash flows from operating activities. In addition to cash provided by operating activities, we have access to a revolving credit facility.

We generated cash from operating activities of $30.0 million in fiscal 2005, an $8.4 million increase compared to $21.6 million in fiscal 2004, primarily as a result of improved operating results.

Our principal sources and uses of cash during fiscal 2005 were as follows:

Sources:

- *Generated $30.0 million from operations;*
- Used restricted cash of $38.6 million to fund the acquisition of the Sheakley Businesses;
- Borrowed $18.0 million under credit arrangements to finance acquisitions; and
- Received proceeds of $5.2 million from the sale of short-term investments.

Uses:

- Acquisition of three businesses for a total of $59.3 million;
- Purchased $11.3 million in short-term investments;
- Repaid $10.5 million under long-term debt facilities; and
- Invested $8.4 million in property and equipment and capitalized software development.

Our net cash used in investing activities decreased to $35.2 million in fiscal 2005 from $48.3 million in fiscal 2004. This decrease was primarily due to the utilization of our $38.6 million restricted cash position to acquire the Sheakley Businesses, offset by $59.3 million of cash outlays for acquisitions, $8.4 million of investments in property, equipment, and capitalized software, and $6.1 million of net purchases of short-term investments. At March 31, 2005, we had no significant capital spending or purchase commitments other than normal purchase commitments and commitments under facilities and operating leases, but would expect capital expenditures to increase during the next 18 months as we integrate the operations of our new acquisitions.

Net cash provided by financing activities was $8.0 million in fiscal 2005 compared to $25.9 million in fiscal 2004. The decline was due primarily to net borrowings under credit arrangements of $7.5 million in 2005 compared to $28.0 million in 2004. In both years, borrowings were used to fund acquisitions. Additionally, in fiscal 2005, we paid $3.0 million in dividends and received $3.5 million from issuance of common stock in connection with employee benefit plans.

Our working capital increased to $24.8 million at March 31, 2005 from $6.0 million at March 31, 2004. This increase is primarily due to increased cash and cash equivalents and short-term investments on hand at March 31, 2005, as well as the fact that we had no current portion of long-term debt at March 31, 2005 as a result of the refinancing of our debt in April 2005, as discussed in Note 8 of Notes to Consolidated Financial Statements. Our accounts receivable increased $4.2 million to $19.7 million at March 31, 2005, compared to $15.5 million at March 31, 2004. The increase was primarily attributable to significantly higher revenues in the fiscal 2005 fourth quarter compared to the fourth quarter of the prior year.

Based on cash and cash equivalents on hand, together with anticipated cash flows from operations, we believe we have sufficient liquidity to pay our obligations as they become due, for at least the next 12 months.

Our business strategy contemplates that we will consider acquisitions from time to time. We cannot assure you that we will make any *such additional acquisitions or that any such acquisitions would be* successful. We expect that such acquisitions may require that we access additional credit. As described below, our Loan Agreement will provide funding for certain possible future acquisitions subject to certain conditions. Except in these circumstances, we cannot assure you that additional credit would be available on acceptable terms. Any such additional credit would increase the risks associated with leverage, including our ability to service indebtedness and volatility of interest rates.

During fiscal 2005, we continued our quarterly dividend program, declaring a $0.03 per share dividend in the first quarter and a $0.04 per share dividend in each of the last three quarters, as adjusted for the effects of the 3-for-2 stock split.

SHARE REPURCHASE PLAN

On September 25, 2002, our Board of Directors authorized us to repurchase up to one million shares of our stock in the open market, or through privately negotiated transactions during the 36-month period ending September 30, 2005, subject to market conditions and other factors. Under the September 25, 2002 plan, we did not repurchase any shares during the quarter ended March 31, 2005. Cumulative shares repurchased under the September 25, 2002 plan amounted to 306,211. On May 10, 2005, our Board of Directors authorized us to repurchase up to two million shares of our stock in the open market, or through privately negotiated transactions during the 36-month period ending May 9, 2008, subject to market conditions and other factors. The May 10, 2005 plan superseded the September 25, 2002 plan, and the remaining 693,789 authorized shares that had been authorized for repurchase under the September 25, 2002 plan are no longer available for repurchase. Except for the 42,275 shares remaining in the treasury at March 31, 2005, all shares repurchased have been reissued in connection with employee stock option exercises and employee stock purchase plan purchases.

LONG-TERM DEBT

In connection with the acquisition of certain businesses of Sheakley-Uniservice, Inc., we entered into an amended and restated loan agreement dated as of March 31, 2004, (the "2004 Loan Agreement"). Pursuant to the 2004 Loan Agreement, we obtained secured financing consisting of a $58.0 million term loan (the "Term Loan A"), a $10.0 million term loan (the "Term Loan B") and a $15.0 million revolving credit facility (the "Revolving Credit Facility") from LaSalle Bank National Association, as administrative agent, and the lenders party to the 2004 Loan Agreement.

The Term Loans and advances under the Revolving Credit Facility bore interest at rates we selected under the terms of the 2004 Loan Agreement, including a base rate or LIBOR, plus an applicable margin. The applicable margin for LIBOR loans under the Revolving Credit Facility and Term Loan A varied from 1.75% to 3.25%, and the applicable margin for base rate loans under the Revolving Credit Facility and Term Loan A was either 0.00% or 0.25% in each case based upon our ratio of total indebtedness to EBITDA (earnings before interest, taxes, depreciation and amortization). The applicable margin for LIBOR loans under Term Loan B varied from 2.25% to 3.75%, and the applicable margin for base rate loans under Term Loan B was either 0.50% or 0.75%, in each case based upon our ratio of total indebtedness to EBITDA.

On April 14, 2005, we entered into a $100.0 million secured second amended and restated loan agreement (the "2005 Loan Agreement") with LaSalle Bank National Association, as administrative agent and the lenders party thereto (collectively, the "Lenders"), to replace the 2004 Loan Agreement and refinance in full the $57.5 million outstanding loan balance at March 31, 2005. The 2005 Loan Agreement replaces the 2004 Loan Agreement and establishes a $100.0 million revolving line of credit and provides for the issuance of letters of credit and swingline loans. The total borrowing under the 2005 Loan Agreement may not exceed $100.0 million, but we can request that the Lenders increase their commitments by up to $25.0 million to a maximum aggregate amount of $125.0 million under specified circumstances, in which event the existing Lenders or new lenders may agree to provide us with additional availability.

The proceeds of loans made under the 2005 Loan Agreement may be used solely to refinance loans outstanding under the 2004 Loan Agreement and for working capital, permitted capital expenditures, as the source for payment of our obligations with respect to letters of credit, to pay the transaction costs of the 2005 Loan Agreement, to finance permitted acquisitions meeting specified criteria, and to finance certain repurchases of our capital stock subject to specified limitations. The 2005 Loan Agreement is secured by pledges of our stock and membership interests in, and guarantees of, our subsidiaries and security interests in substantially all of our assets.

Loans under the 2005 Loan Agreement mature on April 14, 2010, except that any letters of credit may extend beyond that date if the letter of credit lender approves and we provide sufficient collateral as security for an extended loan. We may make prepayments on advances under the revolving credit facility without penalty, provided we give at least one business day's notice, pay accrued interest and otherwise make the applicable lenders whole. As the 2005 Loan Agreement is a 5-year revolving credit facility, there are no scheduled minimum principal repayments in fiscal years 2006 through 2010. All amounts outstanding under the credit facility are due and payable on April 14, 2010. As a result of the replacement of the 2004 Loan Agreement with a 5-year revolving credit facility, the $57.5 million owed under the 2004 Loan Agreement has been reclassified to long-term debt on the balance sheet as of March 31, 2005.

Advances under the revolving credit facility bear interest at rates we select, including a base rate or the LIBOR rate plus an applicable margin. The base rate is a variable rate equal to the greater of the Lender's prime rate or the federal funds rate plus 0.5%. The applicable margin for LIBOR rate loans will vary from 1.25% to 2.00%. Swingline loans will bear interest at the base rate. During the existence of an event of default, loans will bear additional interest of 2.00% per year.

We paid the Lenders an amendment fee equal to $50,000 on the effective date of the 2005 Loan Agreement. We will also pay a facility fee, payable on a quarterly basis in the amount equal to 0.25% of the unused portion of the revolving credit facility. If we utilize any letters of credit, we will need to pay a fronting fee equal to 0.125% of the face amount of each letter of credit, as well as a letter of credit fee equal to the aggregate undrawn amount of the letter of credit multiplied by the LIBOR margin in effect on the date the letter of credit is issued.

The 2005 Loan Agreement includes certain covenants, including, without limitation, restrictions on the use of proceeds of any loans, as described above. The 2005 Loan Agreement also requires compliance with certain financial covenants based on our minimum interest coverage (the ratio of EBIT minus dividends and income tax expense to interest expense), minimum EBITDA (as defined in the 2005 Loan Agreement and as adjusted for, among other things, approved acquisitions and the SEC settlement charge, as discussed in Note 16 of Notes to Consolidated Financial Statements) and our ratio of total indebtedness to EBITDA (as so adjusted). The 2005 Loan Agreement also requires compliance with certain operating and other covenants which limit, without first obtaining written consent of the Lenders, among other things, the ability of TALX and our subsidiaries to incur additional debt (with specified exceptions), sales of assets, changes in our capital structure, affiliated transactions, acquisitions, and distributions to our shareholders. The 2005 Loan Agreement generally prohibits the payment of cash dividends, except for cash dividends not in excess of six cents per share per calendar quarter, up to a maximum of

$7.5 million per fiscal year, so long as we are not in default at the time of the declaration. The 2005 Loan Agreement also contains various representations and warranties, regarding, among others, compliance with material laws, the accuracy of financial statements and other information delivered to the Lenders and the absence of material changes.

In the event of a default under the 2005 Loan Agreement, the Lenders may terminate the commitments made under the Loan Agreement, declare amounts outstanding, including accrued interest and fees, payable immediately, and enforce any and all rights and interests.

We have entered into an interest rate swap contract which has a notional amount of $19.0 million at March 31, 2005. Under this contract, we pay a fixed rate of 3.72% and receive a variable rate of LIBOR, which is equal to the LIBOR rate utilized on our outstanding borrowings. The notional amount of our interest rate swap contract steps down over time until its termination on March 31, 2008. Effective April 14, 2005, in connection with the refinancing of our credit facility, we matched our existing interest rate swap to our 2005 Loan Agreement. This strategy effectively converts a portion of our outstanding borrowings into a fixed rate instrument over the term of the interest rate swap contract.

The interest rate swap and related gains and losses arising on the contract are accounted for as a cash flow hedge in accordance with SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the transactions being hedged are completed.

As of March 31, 2005, the fair value of the interest rate swap is an unrealized gain in the amount of $98,000, which is included in accrued expenses and other liabilities.

We do not use financial instruments for trading or speculative purposes.

OTHER MATTERS

We are a defendant from time to time in lawsuits. Based on information currently available, we believe that no current proceedings, individually or in the aggregate, will have a material adverse effect upon us.

On May 5, 2004 we reached an agreement with the plaintiffs to settle all then-pending class action lawsuits, as further discussed in Note 16 of Notes to Consolidated Financial Statements. The settlement called for payment of $5.75 million, which was made by our insurance carriers and did not impact earnings. For the year ended March 31, 2004, we recorded a liability for $5.75 million in accrued expenses and other liabilities representing the amount we owed under the settlement agreement. Additionally, we recorded $5.75 million in prepaid expenses and other current assets representing the amount we expected to receive from our insurance companies. On May 8, 2004, we received $5.75 million from our insurance companies, and on June 1, 2004, we paid the $5.75 million settlement.

On October 6, 2004, the Court entered a Final Judgment and Order of Dismissal with Prejudice, approving the proposed settlement in all respects. The Court simultaneously issued an Order Approving Allocation of Settlement Proceeds. The Court's Final Judgment provides that the claims of the named plaintiffs and all members of the class are dismissed with prejudice; that any claims that were or could have been alleged by the named plaintiffs or members of the class are released and forever discharged; and that the action is dismissed subject to the Court's continuing jurisdiction with regard to implementation of the settlement and distribution of the settlement fund to the class.

In the settlement of the civil suit, we released our insurance providers from related claims against our applicable insurance policies. Accordingly, the SEC settlement charge discussed below was not covered by insurance. Additionally, any further defense costs incurred by us in connection with the SEC investigation as indemnification on behalf of our former Chief Financial Officer, Craig N. Cohen, and any future related litigation will be borne by us and will not be covered by insurance. In addition, to the extent that we are required to indemnify Mr. Cohen against any fines or penalties assessed against him, those amounts will be borne by us and not be covered by insurance. The application of any of the foregoing remedies, or the commencement of any regulatory proceeding or enforcement action, could harm our business and financial condition.

Regardless of the outcome, litigation of this type is expensive and, until settled or otherwise resolved, may require that we devote substantial resources and executive time to defend these proceedings.

On March 7, 2005, the U.S. District Court for the Eastern District of Missouri entered a final judgment against us whereby we agreed, without admitting or denying any liability, to pay $2.5 million in civil penalties and not to violate certain provisions of the federal securities laws in the future. In addition, the SEC entered an Order Instituting Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-And-Desist Order whereby we agreed, without admitting or denying any liability, to pay one dollar in disgorgement and not to violate certain provisions of the federal securities laws in the future. Separately, William W. Canfield, our president and chief executive officer, entered into a settlement with the SEC related to its investigation against him in a related matter.

In anticipation of the SEC settlement, we recorded a reserve of $3.0 million in the first quarter of fiscal year 2005. This charge was included in "other income (expense), net" in the consolidated statement of earnings for the quarter ended June 30, 2004. In the fourth quarter of fiscal year 2005, we reclassified the SEC settlement charge to "operating expenses" in our consolidated statement of earnings. Additionally, $0.5 million of the reserve recognized in the 2005 first quarter was reclassified to "general and administrative" expenses, representing related legal expenses incurred during the fiscal year.

In addition to matters set forth above, we are also party to other lawsuits and claims that arise in the ordinary course of conducting our business. In the opinion of management, after taking into account recorded liabilities, the outcome of these other lawsuits and claims will not have a material adverse effect on our consolidated financial position or results of operations.

See "Item 1 – Business – Risk Factors" for a detailed description of our risk factors.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

As discussed above under "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources," our credit facility bears interest at floating rates we select under the terms of the 2004 and 2005 Loan Agreements.

As of March 31, 2005, we had $57.5 million principal outstanding on our credit facility, of which $19.0 million was hedged with an interest rate swap contract. On an annual basis, a 100 basis point change in interest rates would result in an approximate $385,000 change to our annual interest expense, based on net variable rate borrowings of $38.5 million.

ITEM 8. Financial Statements and Supplementary Data

Index to Financial Statements

	Page
TALX CORPORATION AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS:	
Management's Report on Internal Control Over Financial Reporting	33
Reports of Independent Registered Public Accounting Firm	34, 35
Consolidated Balance Sheets as of March 31, 2004 and 2005	36
Consolidated Statements of Earnings for the years ended March 31, 2003, 2004 and 2005	37
Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended March 31, 2003, 2004 and 2005	38
Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2004 and 2005	39
Notes to Consolidated Financial Statements	40

Management's Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act Rule 13a-15(f)). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of March 31, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the *Internal Control – Integrated Framework.*

In conducting our evaluation of the effectiveness of our internal control over financial reporting, we have excluded the following acquisitions completed during fiscal year 2005: TBT Enterprises, Incorporated and UI Advantage, Inc. ("TBT Enterprises") and Net Profit, Inc. ("Net Profit"). Total revenues of TBT Enterprises and Net Profit for the periods from the respective acquisitions through March 31, 2005 were $2,300,000 and $2,400,000, respectively. TBT Enterprises and Net Profit were acquired for total consideration of $9,000,000 and $10,000,000, respectively, subject to certain contingent purchase price adjustments. Refer to Note 5 of Notes to Consolidated Financial Statements for further discussion of these acquisitions and their impact on our consolidated financial results.

Our management has concluded that, as of March 31, 2005, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included on page 46 herein.

TALX CORPORATION

by: /s/ WILLIAM W. CANFIELD

President, Chief Executive Officer
and Chairman of the Board

by: /s/ L. KEITH GRAVES

Vice President, Chief Financial Officer
and Assistant Secretary

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of TALX Corporation:

We have audited the accompanying consolidated balance sheets of TALX Corporation and subsidiaries (the Company) as of March 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6 to the consolidated financial statements, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 3, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri
June 3, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of TALX Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that TALX Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of March 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

The Company acquired TBT Enterprises, Incorporated and UI Advantage, Inc. (TBT Enterprises) and Net Profit, Inc. (Net Profit) during the year ended March 31, 2005. Management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2005, TBT Enterprises' and Net Profit's internal control over financial reporting associated with total revenues of $2,300,000 and $2,400,000, respectively, included in the consolidated financial statements of the Company for the periods from the respective acquisitions through March 31, 2005. TBT Enterprises and Net Profit were acquired for total consideration of $9,000,000 and $10,000,000, respectively, subject to certain contingent purchase price adjustments. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of TBT Enterprises and Net Profit.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005, and our report dated June 3, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

St. Louis, Missouri
June 3, 2005

Consolidated Balance Sheets

(in thousands, except share and per share information)

March 31,	2004	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,568	$ 11,399
Short term investments	1,475	7,615
Accounts receivable, less allowance for doubtful accounts of $3,173 at March 31, 2005 and $1,096 at March 31, 2004	15,456	19,718
Work in progress, less progress billings	1,714	3,713
Prepaid expenses and other current assets	10,406	5,282
Deferred tax assets, net	30	1,683
Total current assets	37,649	49,410
Restricted cash	38,645	–
Property and equipment, net	8,966	11,414
Capitalized software development costs, net of amortization of $2,792 in 2004 and $4,605 in 2005	3,186	3,374
Goodwill	106,739	136,143
Other intangibles, net	17,387	45,448
Other assets	1,418	1,130
	$213,990	$246,919
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,374	$ 2,054
Accrued expenses and other liabilities	16,794	16,502
Dividends payable	682	835
Current portion of long term debt	10,000	–
Deferred revenue	2,803	5,203
Total current liabilities	31,653	24,594
Deferred tax liabilities, net	5,912	10,083
Long term debt, less current portion	40,000	57,500
Other liabilities	2,608	2,878
Total liabilities	80,173	95,055
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value; authorized 5,000,000 shares and no shares issued or outstanding at March 31, 2004 and 2005	–	–
Common stock, $0.01 par value; authorized 30,000,000 shares, issued 13,948,542 shares at March 31, 2004 and 20,922,011 at March 31, 2005	140	209
Additional paid-in capital	163,190	164,937
Deferred compensation	–	(223)
Accumulated deficit	(25,536)	(12,726)
Accumulated other comprehensive income:		
Unrealized gain (loss) on interest rate swap contract, net of tax benefit of $33 at March 31, 2004 and tax expense of $39 at March 31, 2005	(51)	59
Treasury stock, at cost, 301,041 shares at March 31, 2004 and 42,275 shares at March 31, 2005	(3,926)	(392)
Total shareholders' equity	133,817	151,864
	$213,990	$246,919

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

(in thousands, except share and per share information)

Years Ended March 31,	2003	2004	2005
Revenues:			
The Work Number services	$ 35,934	$ 46,608	$ 65,373
Tax management services	74,645	73,667	90,208
Customer premises systems	1,708	–	–
Maintenance and support	3,639	4,120	2,814
Total revenues	115,926	124,395	158,395
Cost of revenues:			
The Work Number services	12,285	13,947	18,645
Tax management services	38,337	37,986	45,064
Customer premises systems	997	–	–
Maintenance and support	734	1,320	1,008
Total cost of revenues	52,353	53,253	64,717
Gross profit	63,573	71,142	93,678
Operating expenses:			
Selling and marketing	18,902	23,862	27,693
General and administrative	25,180	26,052	32,845
SEC settlement charge	–	–	2,500
Total operating expenses	44,082	49,914	63,038
Operating income	19,491	21,228	30,640
Other income (expense), net:			
Interest income	115	71	224
Interest expense	(1,471)	(919)	(2,944)
Other, net	(2)	3	(5)
Total other income (expense), net	(1,358)	(845)	(2,725)
Earnings from continuing operations before income tax expense	18,133	20,383	27,915
Income tax expense	6,945	7,890	11,887
Earnings from continuing operations	11,188	12,493	16,028
Discontinued operations, net of income taxes:			
Earnings from discontinued operations, net	1,781	173	15
Gain on disposal of discontinued operations, net	–	26	567
Earnings from discontinued operations	1,781	199	582
Net earnings	$ 12,969	$ 12,692	$ 16,610
Basic earnings per share:			
Continuing operations	$ 0.54	$ 0.61	$ 0.78
Discontinued operations	0.09	0.01	0.02
Net earnings	$ 0.63	$ 0.62	$ 0.80
Diluted earnings per share:			
Continuing operations	$ 0.53	$ 0.59	$ 0.74
Discontinued operations	0.08	–	0.03
Net earnings	$ 0.61	$ 0.59	$ 0.77
Weighted average number of common shares outstanding:			
Basic	20,613,872	20,342,852	20,636,419
Diluted	21,312,848	21,339,839	21,635,118

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(in thousands, except share and per share information)

	Common Stock	Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock	Comprehensive Income	Total Shareholders' Equity
Balance at March 31, 2002	$139	$162,058	–	$(44,144)	–	$(2,062)		$115,991
Net earnings	–	–	–	12,969	–	–	$12,969	12,969
Net unrealized loss on interest rate swap contract	–	–	–	–	$(158)	–	(158)	(158)
Total comprehensive income							$12,811	
Repurchase of 486,000 shares of common stock	–	–	–	–	–	(5,644)		(5,644)
Issuance of 38,828 shares of common stock and 197,720 shares of treasury stock for benefit plans, net of tax benefit	1	715	–	(1,768)	–	2,855		1,803
Cash dividends	–	–	–	(1,778)	–	–		(1,778)
Balance at March 31, 2003	140	162,773	–	(34,721)	(158)	(4,851)		123,183
Net earnings	–	–	–	12,692	–	–	$12,692	12,692
Net unrealized gain on interest rate swap contract	–	–	–	–	107	–	107	107
Total comprehensive income							$12,799	
Repurchase of 131,211 shares of common stock	–	–	–	–	–	(1,795)		(1,795)
Issuance of 239,401 shares of treasury stock for benefit plans, net of tax benefit	–	417	–	(932)	–	2,720		2,205
Cash dividends	–	–	–	(2,575)	–	–		(2,575)
Balance at March 31, 2004	140	163,190	–	(25,536)	(51)	(3,926)		133,817
Net earnings	–	–	–	16,610	–	–	$16,610	16,610
Net unrealized gain on interest rate swap contract	–	–	–	–	110	–	110	110
Total comprehensive income							$16,720	
Issuance of 317,657 shares of treasury stock for benefit plans, net of tax benefit	–	1,680	–	(612)	–	3,412		4,480
Issuance of 10,000 shares of restricted common stock	–	136	$(258)	–	–	122		–
Compensation expense	–	–	35	–	–	–		35
Issuance of 6,973,469 shares of common stock and 58,891 shares of treasury stock upon 3-for-2 stock split	69	(69)	–	(16)	–	–		(16)
Cash dividends	–	–	–	(3,172)	–	–		(3,172)
Balance at March 31, 2005	$209	$164,937	$(223)	$(12,726)	$ 59	$ (392)		$151,864

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)			
Years Ended March 31,	2003	2004	2005
Cash flows from operating activities:			
Net earnings	$ 12,969	$ 12,692	$ 16,610
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	8,306	8,211	10,624
Non-cash compensation	–	–	35
Deferred taxes	5,531	3,108	2,518
Net assets of business held for sale	–	374	–
Change in assets and liabilities, net of acquisitions:			
Accounts receivable, net	(5,613)	2,792	(2,990)
Work in progress, less progress billings	163	(1,098)	(1,999)
Prepaid expenses and other current assets	(678)	(7,670)	5,554
Other assets	36	(231)	119
Accounts payable	478	(186)	461
Accrued expenses and other liabilities	7,722	4,582	(1,560)
Deferred revenue	(355)	(1,094)	460
Other liabilities	(39)	78	217
Net cash provided by operating activities	28,520	21,558	30,049
Cash flows from investing activities:			
Additions to property and equipment	(4,516)	(4,228)	(6,382)
Change in restricted cash	–	(38,645)	38,645
Acquisitions, net of cash acquired	(20,052)	(1,741)	(59,316)
Capitalized software development costs	(2,123)	(2,169)	(2,001)
Proceeds from maturity of short-term investments	–	800	–
Proceeds from sale of short-term investments	4,000	1,700	5,200
Purchases of short-term investments	(4,000)	(3,975)	(11,340)
Net cash used in investing activities	(26,691)	(48,258)	(35,194)
Cash flows from financing activities:			
Dividends paid	(1,649)	(2,435)	(3,020)
Borrowings under long-term debt facility	–	38,747	18,000
Repayments under long-term debt facility	(8,000)	(10,763)	(10,500)
Issuance of common stock	1,442	2,105	3,496
Repurchase of common stock	(5,644)	(1,795)	–
Net cash provided by (used in) financing activities	(13,851)	25,859	7,976
Net increase (decrease) in cash and cash equivalents	(12,022)	(841)	2,831
Cash and cash equivalents at beginning of year	21,431	9,409	8,568
Cash and cash equivalents at end of year	$ 9,409	$ 8,568	$ 11,399

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements *(March 31, 2004 and 2005)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Description of Business

We are a provider of automated employment and income verification, tax management services and other outsourced employee self-service applications. Our services enable the mortgage industry, the consumer finance industry, pre-employment screeners, employers and other authorized users to obtain employee human resources and payroll information. We also provide unemployment insurance claims processing, unemployment tax planning and management, and processing of tax credits to a broad range of employers. Further, we allow employees to review and modify information in human resources and payroll management information systems on a self-service basis.

Our services and software offer web access, interactive voice response, fax, document imaging and other technologies and are designed to enhance service levels, improve productivity and reduce costs by automating historically labor intensive, paper-based processes and enabling users to perform self-service transactions. We typically serve large organizations, including a number of Fortune 500 companies and federal, state and local government agencies.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of TALX Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

(d) Short-term Investments

Short-term investments at March 31, 2005 consist of highly liquid money market account deposits. We classify our short-term investments in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities which we have the ability and intent to hold until maturity. All other securities are classified as available-for-sale. All of our securities were classified as available-for-sale at March 31, 2005. Interest income is recognized when earned. Short-term investments classified as available-for-sale are stated at market value.

(e) Allowance for Doubtful Accounts

We evaluate the collectibility of accounts receivable based on a combination of factors. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations, we record a specific allowance against amounts due, and thereby reduce the net recognized receivable (i.e., net of deferred revenue) to the amount we reasonably believe will be collected. For the remaining customers, we recognize allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment and historical experience.

(f) Restricted Cash

Pursuant to an asset purchase agreement dated as of March 22, 2004, with an effective date of April 1, 2004, we acquired substantially all of the assets and assumed certain of the liabilities of the unemployment compensation, employment verification and applicant screening and hiring workflow services businesses (collectively, the "Business") of Sheakley-Uniservice, Inc. and its wholly owned subsidiary, Sheakley Interactive Services, LLC. Of the purchase price, $38.6 million was reflected on our consolidated balance sheet at March 31, 2004 as restricted cash, to fund the acquisition with an effective date of April 1, 2004. Restricted cash was classified as non-current since the assets being acquired were primarily long-term in nature.

(g) Property and Equipment

We record property and equipment at cost less accumulated depreciation and amortization. We depreciate property and equipment evenly over the assets' estimated useful lives. We amortize leasehold improvements evenly over the lesser of the useful life of the asset or lease term.

(h) Product Development and Capitalized Software Development Costs

We charge product development costs to operations as incurred. Software development costs are expensed as incurred until technological feasibility is achieved, after which time they are capitalized on a product-by-product basis. We amortize capitalized software development costs evenly over the remaining estimated economic life of the product, generally three years. We begin amortization of capitalized software development costs when the product is available for general release to clients. We review all capitalized software assets for impairment as of each balance sheet date. Upon determination of any impairment, we write the asset down to the appropriate value in the period that the impairment is determined.

(i) Goodwill and Other Intangible Assets

We have adopted the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, *"Business Combinations,"* and SFAS No. 142, *"Goodwill and Other Intangible Assets"* as of April 1, 2002. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. In accordance with SFAS 142, goodwill is reviewed for impairment based upon reporting units.

(j) Revenue Recognition, Work in Progress and Deferred Revenue

All revenues are generally recognized pursuant to annual or multi-year contracts.

Revenues from The Work Number are realized primarily from transaction fees and, to a lesser degree, based on up-front set-up fees and periodic maintenance fees. Revenues for transaction fees are recognized in the period that they are earned, based on fees charged to users at the time they conduct verifications of employment and income. In accordance with Staff Accounting Bulletin No. 104, the revenue for set up fees and monthly maintenance fees is recognized on a straight-line basis from the time the service is available to be used by our clients through the end of the service period.

Notes to Consolidated Financial Statements *(Continued)*

Revenue for our W-2 service is recognized evenly from the time the service is available for use by TALX clients through the end of the service period. Additionally, we have some clients that are billed for this service on a transactional basis. For these clients, we recognize revenue on a monthly basis, as transactions occur.

We charge ePayroll clients on a per-employee, per-month basis, plus an initial set-up fee. Revenue for the initial set-up fees is recognized evenly over the initial contract period, beginning with the date the client is "live" on our system. Per-employee, per-month fees are recognized as revenue in the months billed.

FasTime clients are billed for initial set-up fees, monthly maintenance fees and per transaction fees. Revenue is recognized evenly from the time the service is available for use by our clients through the end of the service period for setup and maintenance fees and as services are performed for transaction-based fees.

HireXpress clients are billed for initial set-up fees and per transaction fees or monthly fees. Revenue is recognized evenly from the time the service is available for use by our clients through the end of the service period for set-up fees and as services are performed for transaction-based or monthly fees.

Revenues from our unemployment cost management services, called UC eXpress, are recognized in the period that they are earned, evenly over the life of the contract. Transaction fees are recorded as the services are provided. Tax management service revenue that is contingent upon achieving certain performance criteria is recognized when those criteria are met.

Revenue from maintenance contracts is deferred and recognized ratably over the maintenance period. Revenues for professional services are generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the professional services, revenue is deferred until the uncertainty is sufficiently resolved. We estimate the percentage of completion on contracts with fixed fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project.

In relationships with certain of our customers, we enter into agreements with more than one of our service offerings included in the arrangement. When a client contracts with us to provide more than one service, the terms of the underlying contract itemize each service provided and the related fees for each service. In accordance with the consensus of Emerging Issues Task Force Issue No. 00-21, as these fee arrangements are similar to those charged to other clients, we recognize revenue on the basis of the fair values of the underlying services.

Deferred revenue represents the unearned portion of The Work Number set up fees, UC eXpress and maintenance fees.

Commissions paid are deferred and charged to expense proportionally over the related service period.

Direct expenses related to cost of revenues are tracked separately for each service we provide. Incremental direct costs that are related to the origination of a client contract are expensed as incurred.

(k) Concentration of Credit Risk

We sell our services and software in a variety of industries. No client represented over 10% of revenues in fiscal 2003, 2004 or 2005. We perform periodic credit evaluations of our clients' financial conditions and do not require collateral. Credit losses from clients have been within our expectations, and we believe the allowance for doubtful accounts adequately provides for any expected losses.

(l) Income Taxes

We record income taxes under the asset and liability method. Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items that we received a tax deduction for, but have not yet been recorded in the Consolidated Statement of Earnings). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Fair Value of Financial Instruments

We disclose estimated fair values for our financial instruments. A financial instrument is defined as cash or a contract that both imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity. Our financial instruments include our credit facility. The carrying value of this credit facility approximates fair value as its stated interest rate approximates market rates. Estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies.

(n) Derivative Financial Instruments

Our policy is to manage interest costs using a mix of fixed and variable rate debt. Using interest rate swap agreements, we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. We do not hold or issue any derivative financial instruments for trading or speculative purposes.

(o) Stock-Based Compensation

We account for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations, as permitted by SFAS No. 123, *"Accounting for Stock-Based Compensation."*

We record compensation expense related to restricted stock awards over the vesting periods of the awards and reflect the unearned portion of deferred compensation as a separate component of shareholders' equity.

Since all of our options are granted with an option price equal to the market price at the time of grant, we have not recognized any stock-based employee compensation cost under our stock option plans. SFAS No. 123 requires pro forma disclosure of the impact on earnings as if the compensation expense for these plans had been determined using the fair value method. Compensation cost is calculated under a straight line basis. The following table presents our net earnings and earnings per share as reported and the pro forma amounts that would

Notes to Consolidated Financial Statements *(Continued)*

have been reported using the fair value method under SFAS No. 123 for the years presented:

March 31,	2003	2004	2005
	(in thousands, except per share data)		
Net earnings, as reported	$12,969	$12,692	$16,610
Stock-based employee compensation cost, net of taxes	1,414	1,544	1,456
Net earnings, pro forma	$11,555	$11,148	$15,154
Basic earnings per share:			
Net earnings, as reported	$ 0.63	$ 0.62	$ 0.80
Stock-based employee compensation cost, net of taxes	0.07	0.07	0.07
Net earnings, pro forma	$ 0.56	$ 0.55	$ 0.73
Diluted earnings per share:			
Net earnings, as reported	$ 0.61	$ 0.59	$ 0.77
Stock-based employee compensation cost, net of taxes	0.07	0.06	0.06
Net earnings, pro forma	$ 0.54	$ 0.53	$ 0.71

The fair value of option grants for fiscal 2003, 2004 and 2005 is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatility of 80%, 70%, and 48% in fiscal 2003, 2004 and 2005, respectively; risk-free interest rate of 3.50%, 3.00%, and 4.07% in fiscal 2003, 2004 and 2005, respectively; expected life of 7.5, 7.0, and 7.0 years in fiscal 2003, 2004 and 2005, respectively; and an expected dividend yield of 1.20%, 0.90%, and 0.78% in fiscal 2003, 2004 and 2005, respectively.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) was to be effective for our quarter ended September 30, 2005. On April 14, 2005, the Securities and Exchange Commission amended the compliance dates for SFAS 123(R). As a result, SFAS 123(R) will be effective beginning in our first quarter of fiscal 2007. This Statement requires companies to recognize compensation cost for employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We are currently evaluating the impact of the adoption of SFAS 123(R) on our consolidated financial statements.

(p) Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used when accounting for depreciation, amortization, allowance for doubtful accounts and income taxes as well as in the evaluation of potential losses due to impairment or pending litigation.

(q) Litigation

When a contingency becomes probable and estimable a reserve is established in the consolidated financial statements. To the extent not recoverable by directors' and officers' liability insurance coverage, legal costs are expensed as incurred.

(r) Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the incremental increase in common shares outstanding assuming the exercise of all employee stock options and warrants that would have had a dilutive effect on earnings per share and the full vesting of all restricted stock. The weighted average number of shares is based on common stock outstanding for basic earnings per share and common stock outstanding, restricted stock outstanding, and common stock options and warrants for diluted earnings per share in periods when such common stock options and warrants are not antidilutive.

(s) Reclassifications

Certain balances have been reclassified to conform to the presentation adopted in the current fiscal year. The SEC settlement charge was originally recorded in the first quarter of fiscal 2005 as other income (expense), net. It has been reclassified to operating expenses in the consolidated statement of earnings. Additionally, on April 22, 2003, we transferred substantially all of the assets of our Human Resources and Benefits Application Services business to Workscape, Inc., a Massachusetts-based provider of benefits and workforce management solutions. Accordingly, the historical results of operations for this business have been reclassified to earnings from discontinued operations on our consolidated statement of earnings.

2. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

March 31,	2004	2005
	(in thousands)	
Accounts receivable	$16,552	$22,891
Less allowance for doubtful accounts	1,096	3,173
	$15,456	$19,718

Billings to customers are made in accordance with the terms of the individual contracts.

The following table represents activity within our allowance for doubtful accounts for the years ended March 31, 2003, 2004 and 2005:

	(in thousands)
Balance at March 31, 2002	$ 2,559
Additions	325
Write-offs	(1,701)
Balance at March 31, 2003	1,183
Additions	560
Write-offs	(647)
Balance at March 31, 2004	1,096
Additions	1,045
Acquisitions	1,506
Write-offs	(474)
Balance at March 31, 2005	$ 3,173

Notes to Consolidated Financial Statements *(Continued)*

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	(in years)	(in thousands)	
	Range of Estimated Useful Lives	March 31, 2004	2005
Computer equipment	3-5	$10,057	$13,076
Office furniture and equipment	5-10	1,780	2,257
Software	3-5	5,658	9,078
Capitalized lease equipment	3-5	37	37
Automobile	3	7	7
Leasehold improvements	3-10	4,471	5,531
		22,010	29,986
Less accumulated depreciation and amortization		13,044	18,572
		$ 8,966	$11,414

Depreciation and amortization expense related to property and equipment was $5.1 million, $4.9 million, and $5.5 million for the years ended March 31, 2003, 2004 and 2005, respectively.

4. PRODUCT DEVELOPMENT AND CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Product development costs and amortization of capitalized software development costs for the years ended March 31, 2003, 2004 and 2005 are as follows:

		(in thousands)	
March 31,	2003	2004	2005
Product development costs charged to general and administrative expenses	$2,588	$3,698	$4,354
Amortization of capitalized software development costs charged to cost of revenues	$1,564	$1,594	$1,813

5. ACQUISITIONS

Effective April 1, 2004, we acquired substantially all of the assets and assumed certain liabilities of the unemployment compensation, employment verification and applicant screening and hiring workflow services businesses (collectively, the "Sheakley Businesses") of Sheakley-Uniservice, Inc. and its wholly owned subsidiary, Sheakley Interactive Services, LLC, for approximately $40 million, including transaction costs, subject to certain post-closing adjustments. The purchase price was determined based on arms'-length negotiations and was paid in cash. In order to finance the acquisition, we borrowed approximately $40 million under our 2004 Loan Agreement, as further discussed in Note 8 below. As a result of this transaction, the Sheakley Businesses were consolidated with TALX effective April 1, 2004.

On October 15, 2004, we closed on the acquisition of the stock of TBT Enterprises, Incorporated and UI Advantage, Inc., headquartered in Gaithersburg, Maryland, which we collectively refer to as "TBT Enterprises". On October 25, 2004, we closed on the acquisition of Net Profit, Inc., headquartered in Greenville, South Carolina. The acquisitions were structured as stock purchases for cash. The purchase prices for the acquisitions were determined based on arms'-length negotiations and totaled approximately $19 million. Additionally, the TBT Enterprises and Net Profit, Inc. acquisition agreements include provisions for potential earn-out payments if certain future financial performance measures are achieved before October 31, 2005 and October 31, 2006, respectively. The acquisitions were financed through $18.0 million in borrowings under our 2004 Loan Agreement and the remainder in cash. An earn-out payment of $1.5 million has been agreed upon with the sellers of TBT Enterprises, to be paid in October 2005. These acquisitions enhance our existing tax management services offerings by allowing us to offer clients expanded services in connection with processing of the federally reinstated work opportunity ("WOTC") and welfare to work ("WTW") tax credits, as well as assisting clients in calculating certain other federal and state tax credits which were not previously a part of our service offerings. As a result of these transactions, TBT Enterprises and Net Profit, Inc. were consolidated with TALX effective October 15, 2004 and October 25, 2004, respectively.

The following table summarizes the purchase price allocations of the estimated fair values of the assets acquired and liabilities assumed for the acquired businesses as of the effective dates of the acquisitions. The purchase price allocations for TBT Enterprises and Net Profit, Inc. are preliminary, and final determinations of the required purchase accounting adjustments will be made upon the completion of our integration plans.

			(in thousands)
	Sheakley Businesses	TBT Enterprises	Net Profit, Inc.
Cash and cash equivalents	$ –	$ 311	$ 239
Accounts receivable, net	1,070	87	115
Other current assets	251	19	160
Property and equipment, net	665	–	930
Goodwill and intangible assets	40,215	9,465	10,210
Other non-current assets	74	–	–
Total assets acquired	42,275	9,882	11,654
Deferred revenue	1,920	20	–
Current liabilities	414	718	389
Other non-current liabilities	53	–	1,073
Total liabilities assumed	2,387	738	1,462
Net assets acquired	$39,888	$9,144	$10,192

The table below reflects unaudited pro forma combined results of TALX and the acquired businesses as if the acquisitions had occurred on April 1, 2003:

	(in thousands, except per share data)	
	2004	2005
Pro forma revenues	$150,825	$161,148
Pro forma net earnings	14,328	16,283
Pro forma basic earnings per share	0.70	0.79
Pro forma diluted earnings per share	0.67	0.75

These unaudited pro forma amounts are not necessarily indicative of what the actual combined results of operations might have been if the acquisitions had been effective at the beginning of fiscal year 2004.

Notes to Consolidated Financial Statements *(Continued)*

6. GOODWILL AND OTHER INTANGIBLE ASSETS

In connection with the acquisitions of Ti3, Inc.; the unemployment cost management services business of Gates, McDonald & Company, a subsidiary of Nationwide Mutual Insurance Company; James E. Frick, Inc., d/b/a The Frick Company; Johnson and Associates; the Sheakley Businesses; TBT Enterprises, Incorporated and UI Advantage, Inc.; and Net Profit, Inc., we acquired certain identifiable intangible assets. These acquisitions enhance our existing service offerings by allowing us to offer clients expanded services in connection with electronic time reporting, the processing of unemployment claims, and the processing of the federally reinstated work opportunity ("WOTC") and welfare to work ("WtW") tax credits, as well as assisting clients in calculating certain other federal and state tax credits. We recorded these assets in accordance with the Financial Accounting Standards Board SFAS No. 141, *"Business Combinations"*.

Effective April 1, 2002, we adopted the SFAS No. 142, *"Goodwill and Other Intangible Assets."* SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Through the use of an independent appraiser, we reviewed our goodwill and intangible assets as of December 31, 2003 and 2004 and determined that no impairment existed.

The following table summarizes goodwill activity by segment for years ended March 31, 2004 and 2005:

(in thousands)

	The Work Number Services	Tax Management Services	Customer Premises Systems and Maintenance and Support	Total
March 31, 2003	$23,843	$ 81,626	$ –	$105,469
Additional acquisition costs	–	94	–	94
Johnson and Associates acquisition	–	1,176	–	1,176
March 31, 2004	23,843	82,896	–	106,739
Acquisition of the Sheakley Businesses	5,499	11,916	–	17,415
Acquisition of TBT Enterprises	–	5,165	–	5,165
Acquisition of Net Profit, Inc.	–	6,210	–	6,210
Earn-out related to prior acquisition	–	614	–	614
March 31, 2005	$29,342	$106,801	$ –	$136,143

Tax-deductible goodwill totaled $116.7 million as of March 31, 2005.

The following table summarizes other intangible asset activity for years ended March 31, 2004 and 2005:

(in thousands)

	Customer Relationships	Customer Records	Non-Compete	Total
Gross Carrying Values:				
March 31, 2003	$17,583	$2,184	$ 109	$19,876
Additional acquisition costs	–	–	–	–
Johnson and Associates acquisition	255	–	103	358
March 31, 2004	17,838	2,184	212	20,234
Acquisition of the Sheakley Businesses	22,100	–	700	22,800
Acquisition of TBT Enterprises	3,980	–	320	4,300
Acquisition of Net Profit, Inc.	3,720	–	280	4,000
March 31, 2005	$47,638	$2,184	$1,512	$51,334
Accumulated Amortization:				
March 31, 2003	$ 1,215	$ 147	$ 64	$ 1,426
Amortization	1,200	146	75	1,421
March 31, 2004	2,415	293	139	2,847
Amortization	2,696	145	198	3,039
March 31, 2005	$ 5,111	$ 438	$ 337	$ 5,886
Weighted average lives (in years)	16.20	15.00	6.54	15.86

Amortization of other intangible assets is projected to be $3.4 million for the fiscal year ended March 31, 2006, $3.3 million for each of the fiscal years ended March 31, 2007 and 2008 and $3.2 million for each of the fiscal years ended March 31, 2009 and 2010.

7. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of March 31, 2004 and 2005 consist of the following:

(in thousands)

March 31,	2004	2005
Compensation and benefits	$ 6,938	$12,646
Transition services for acquired entities	361	112
Alliance fees	813	229
Legal settlement[1]	5,750	–
Income taxes payable	778	–
Other	2,154	3,515
	$16,794	$16,502

(1) On May 5, 2004 we reached an agreement with plaintiffs to settle all then-pending class action lawsuits. The settlement called for payment of $5.75 million, which was made by our insurance carriers and did not impact earnings. Accordingly, we recorded a liability for $5.75 million in accrued expenses and other liabilities representing the amount we owed under the settlement agreement. Additionally, we recorded $5.75 million in prepaid expenses and other current assets representing the amount we would receive from our insurance companies.

Notes to Consolidated Financial Statements *(Continued)*

8. LONG-TERM DEBT

Long-term debt at March 31, 2004 and 2005 consists of:

	(in thousands)	
March 31,	2004	2005
Borrowings under term loans	$50,000	$57,500
Less current portion	10,000	–
Long-term debt	$40,000	$57,500

In connection with the acquisition of certain businesses of Sheakley-Uniservice, Inc., we entered into an amended and restated loan agreement dated as of March 31, 2004, (the "2004 Loan Agreement"). Pursuant to the 2004 Loan Agreement, we obtained secured financing consisting of a $58.0 million term loan (the "Term Loan A"), a $10.0 million term loan (the "Term Loan B") and a $15.0 million revolving credit facility (the "Revolving Credit Facility") from LaSalle Bank National Association, as administrative agent, and the lenders party to the 2004 Loan Agreement.

The Term Loans and advances under the Revolving Credit Facility bore interest at rates we selected under the terms of the 2004 Loan Agreement, including a base rate or LIBOR, plus an applicable margin. The applicable margin for LIBOR loans under the Revolving Credit Facility and Term Loan A varied from 1.75% to 3.25%, and the applicable margin for base rate loans under the Revolving Credit Facility and Term Loan A was either 0.00% or 0.25% in each case based upon our ratio of total indebtedness to EBITDA (earnings before interest, taxes, depreciation and amortization). The applicable margin for LIBOR loans under Term Loan B varied from 2.25% to 3.75%, and the applicable margin for base rate loans under Term Loan B was either 0.50% or 0.75%, in each case based upon our ratio of total indebtedness to EBITDA. Including the effect of the interest rate swap discussed in Note 9 below, the interest rate on the Terms Loans at March 31, 2005 was 3.30%. Following the acquisitions of TBT Enterprises and Net Profit, Inc., we no longer had any availability under either of Term Loan A or Term Loan B. As of March 31, 2005, we had not borrowed under our $15.0 million revolving credit facility and it remained available.

On April 14, 2005, we entered into a $100.0 million secured second amended and restated loan agreement (the "2005 Loan Agreement") with LaSalle Bank National Association, as administrative agent and the lenders party thereto (collectively, the "Lenders"), to replace the 2004 Loan Agreement and refinance in full the $57.5 million outstanding loan balance at March 31, 2005. The 2005 Loan Agreement replaces the 2004 Loan Agreement and establishes a $100 million revolving line of credit and provides for the issuance of letters of credit and swingline loans. Of the $100 million revolving line of credit, $42.5 million remained available as of April 14, 2005. The total borrowing under the 2005 Loan Agreement may not exceed $100.0 million, but we can request that the Lenders increase their commitments by up to $25.0 million to a maximum aggregate amount of $125.0 million under specified circumstances, in which event the existing Lenders or new lenders may agree to provide us with additional availability.

The proceeds of loans made under the 2005 Loan Agreement may be used solely to refinance loans outstanding under the 2004 Loan Agreement and for working capital, permitted capital expenditures, as the source for payment of our obligations with respect to letters of credit, to pay the transaction costs of the 2005 Loan Agreement, to finance permitted acquisitions meeting specified criteria, and to finance certain repurchases of our capital stock subject to specified limitations. The 2005 Loan Agreement is secured by pledges of our stock and membership interests in, and guarantees of, our subsidiaries and security interests in substantially all of our assets.

Loans under the 2005 Loan Agreement mature on April 14, 2010, except that any letters of credit may extend beyond that date if the letter of credit lender approves and we provide sufficient collateral as security for an extended loan. We may make prepayments on advances under the revolving credit facility without penalty, provided we give at least one business day's notice, pay accrued interest and otherwise make the applicable lenders whole. As the Loan Agreement is a 5-year revolving credit facility, there are no scheduled minimum principal repayments in fiscal years 2006 through 2010. All amounts outstanding under the credit facility are due and payable on April 14, 2010. As a result of the replacement of the 2004 Loan Agreement with a 5-year revolving credit facility, the $57.5 million owed under the 2004 Loan Agreement has been reclassified to long-term debt on the balance sheet as of March 31, 2005.

Advances under the revolving credit facility bear interest at rates we select, including a base rate or the LIBOR rate plus an applicable margin. The base rate is a variable rate equal to the greater of the Lender's prime rate or the federal funds rate plus 0.5%. The applicable margin for LIBOR rate loans will vary from 1.25% to 2.00%. Swingline loans will bear interest at the base rate. During the existence of an event of default, loans will bear additional interest of 2.00% per year.

We paid the Lenders an amendment fee equal to $50,000 on the effective date of the 2005 Loan Agreement. We will also pay a facility fee, payable on a quarterly basis in the amount equal to 0.25% of the unused portion of the revolving credit facility. If we utilize any letters of credit, we will need to pay a fronting fee equal to 0.125% of the face amount of each letter of credit, as well as a letter of credit fee equal to the aggregate undrawn amount of the letter of credit multiplied by the LIBOR margin in effect on the date the letter of credit is issued.

The 2005 Loan Agreement includes certain covenants, including, without limitation, restrictions on the use of proceeds of any loans, as described above. The 2005 Loan Agreement also requires compliance with certain financial covenants based on our minimum interest coverage (the ratio of EBIT minus dividends and income tax expense to interest expense), minimum EBITDA (as defined in the 2005 Loan Agreement and as adjusted for, among other things, approved acquisitions and the SEC settlement charge, as discussed in Note 16) and our ratio of total indebtedness to EBITDA (as so adjusted). The 2005 Loan Agreement also requires compliance with certain operating and other covenants which limit, without first obtaining written consent of the lenders, among other things, the ability of TALX and our subsidiaries to incur additional debt (with specified exceptions), sales of assets, changes in our capital structure, affiliated transactions, acquisitions, and distributions to our shareholders. The 2005 Loan Agreement generally prohibits the payment of cash dividends, except for cash dividends not in excess of six cents per share per calendar quarter, up

Notes to Consolidated Financial Statements *(Continued)*

to a maximum of $7.5 million per fiscal year so long as we are not in default at the time of the declaration. The 2005 Loan Agreement also contains various representations and warranties, regarding, among others, compliance with material laws, the accuracy of financial statements and other information delivered to the Lenders and the absence of material changes.

In the event of a default under the 2005 Loan Agreement, the Lenders may terminate the commitments made under the Loan Agreement, declare amounts outstanding, including accrued interest and fees, payable immediately, and enforce any and all rights and interests.

9. DERIVATIVE FINANCIAL INSTRUMENT

We have entered into an interest rate swap contract which has a notional amount of $19.0 million at March 31, 2005. Under this contract, we pay a fixed rate of 3.72% and receive a variable rate of LIBOR, which is equal to the LIBOR rate utilized on our outstanding borrowings. The notional amount of our interest rate swap contract steps down over time until its termination on March 31, 2008. Effective April 14, 2005, in connection with the refinancing of our credit facility, we matched our existing interest rate swap to our 2005 Loan Agreement. This strategy effectively converts a portion of our outstanding borrowings into a fixed rate instrument over the term of the interest rate swap contract.

The interest rate swap and related gains and losses arising on the contract are accounted for as a cash flow hedge in accordance with SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the transactions being hedged are completed.

As of March 31, 2005, the fair value of the interest rate swap is an unrealized gain in the amount of $98,000, which is included in accrued expenses and other liabilities.

We do not use financial instruments for trading or speculative purposes.

10. LEASES

We have non-cancelable operating leases, primarily for office space and office equipment, that expire through fiscal 2011. Total rent expense for operating leases was $5.0 million, $5.3 million, and $6.0 million in 2003, 2004 and 2005, respectively.

Amortization expense associated with assets acquired under capital leases is included in total depreciation and amortization expense.

The following is a schedule, by year, of the future minimum payments, in thousands, under operating leases as of March 31, 2005.

Fiscal Year:	
2006	$ 5,494
2007	3,234
2008	1,712
2009	1,215
2010	448
Thereafter	147
Total minimum lease payments	$12,250

11. INCOME TAXES

Income tax expense consists of the following:

(in thousands)

March 31,	2003	2004	2005
Current:			
Federal	$1,278	$4,242	$ 7,519
State and local	234	608	1,311
Deferred:			
Federal	4,591	2,614	2,604
State and local	842	426	453
Income tax expense from continuing operations	6,945	7,890	11,887
Discontinued operations	1,108	123	380
Total income tax expense	$8,053	$8,013	$12,267

Income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in 2003 and 35% in 2004 and 2005 to earnings from continuing operations before income tax expense as a result of the following:

(in thousands)

March 31,	2003	2004	2005
Computed "expected" tax expense	$6,164	$7,134	$ 9,770
Increase in income taxes resulting from:			
State and local income taxes, net of federal income tax benefit	699	672	1,147
Non-deductible SEC settlement charge	–	–	875
Travel and entertainment	66	72	68
Other, net	16	12	27
	$6,945	$7,890	$11,887

Notes to Consolidated Financial Statements *(Continued)*

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2004 and 2005 are presented below:

		(in thousands)
March 31,	2004	2005
Deferred tax assets:		
Allowance for doubtful accounts	$ 158	$ 1,057
Accrual for compensated absences	650	577
Stock options	–	614
Installment sale	–	396
Other	384	359
Total deferred tax assets	1,192	3,003
Deferred tax liabilities:		
Differences in capitalized software development cost methods	(1,361)	(1,333)
Differences in intangible asset amortization methods	(4,867)	(9,284)
Differences in expense recognition methods	(483)	(786)
Deferred revenue	(363)	–
Total deferred tax liabilities	(7,074)	(11,403)
Net deferred tax liabilities	$(5,882)	$ (8,400)

An income tax benefit totaling approximately $614,000 was charged directly to shareholders' equity in fiscal year 2005 in connection with the exercise of stock options. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not we will realize the benefits of these deductible differences.

12. SHAREHOLDERS' EQUITY

On January 6, 2005, we declared a 3-for-2 stock split, which was effected in the form of a 50 percent stock dividend, payable February 17, 2005, to shareholders of record January 20, 2005. Earnings per share and the weighted average number of common shares outstanding throughout this Annual Report on Form 10-K have been retroactively adjusted for the 3-for-2 stock split.

TALX has adopted a stock option plan for employees that provides for the issuance of a maximum of 4,573,800 shares of common stock, after adjustment for the effect of the 3-for-2 stock split, pursuant to incentive or non-qualified options. Options are granted by the Board of Directors at prices not less than fair market value as of the date of the grant. Options vest 20% per year and expire six to ten years after the date of the grant.

TALX has adopted a stock option plan for outside Directors that provides for the issuance of a maximum of 217,800 shares of common stock, after adjustment for the effect of the 3-for-2 stock split. On April 1, 2004, the outside Directors were awarded options in the amount of 3,750 shares each, after adjustment for the effect of the 3-for-2 stock split, at the fair market value as of the date of the grant. On May 10, 2005, the outside Directors were awarded options in the amount of 1,875 shares each at the fair market value as of the date of the grant. The options vest one year from the date of grant. Options outstanding amount to 99,264 and 81,586 at March 31, 2004 and 2005, respectively, after adjustment for the effect of the 3-for-2 stock split.

The stock option plan for outside Directors also provides for grants of restricted stock of a total of not more than 12,000 restricted shares per year to the outside Directors, after adjustment for the effect of the 3-for-2 stock split, upon the recommendation of the Compensation Committee of the Board of Directors. Under this plan, a total of 15,000 shares of restricted shares was awarded to our outside Directors in fiscal 2005, after adjustment for the effect of the 3-for-2 stock split. The restricted shares vest evenly over 3 years. The weighted average fair value of the restricted shares on the date of grant was $17.23, after adjustment for the effect of the 3-for-2 stock split. Recipients of restricted stock do not pay any cash consideration for their shares, have the right to vote all shares subject to the grant, and have dividend rights with respect to the shares, whether or not the shares have vested.

Activity under the plans for the three years ended March 31, 2005 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at March 31, 2002	2,096,764	$ 7.25
Granted	761,063	10.87
Cancelled	(200,892)	8.51
Exercised	(256,488)	2.64
Outstanding at March 31, 2003	2,400,447	8.79
Granted	759,000	10.76
Cancelled	(205,373)	11.33
Exercised	(235,358)	4.01
Outstanding at March 31, 2004	2,718,716	9.65
Granted	283,497	17.61
Cancelled	(209,835)	10.18
Exercised	(302,656)	7.70
Outstanding at March 31, 2005	2,489,722	10.65

Notes to Consolidated Financial Statements *(Continued)*

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.00 - 2.08	185,056	3.2	$ 1.95	185,056	$ 1.95
2.08 - 4.15	223,504	4.1	2.93	223,504	2.93
4.15 - 6.23	227,521	5.1	5.57	172,372	5.57
6.23 - 8.31	29,836	3.9	7.31	16,336	6.98
8.31 - 10.39	309,150	7.7	8.80	64,350	8.80
10.39 - 12.46	504,337	6.9	11.18	177,448	11.13
12.46 - 14.54	415,850	8.8	12.85	89,952	12.88
14.54 - 16.62	247,681	5.9	15.25	140,236	15.25
16.62 - 18.69	165,001	6.1	16.80	99,000	16.80
18.69 - 20.77	181,786	9.6	20.65	5,740	20.77
	2,489,722			1,173,994	

In May 1999, we entered into an agreement with a third party, under which they provided us with strategic advisory services. Pursuant to that agreement, we issued them warrants to purchase a total of 68,062 shares of our common stock at an exercise price of $3.21 per share, after adjustment for the effect of the 3-for-2 stock split. All 68,062 warrants are outstanding and exercisable at March 31, 2005.

During fiscal 1997, shareholders approved the TALX Corporation 1996 Employee Stock Purchase Plan (ESPP), which was amended in 1998 and 2000 and amended and restated in 2001. The ESPP allows eligible employees the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three-month offering period. Of the 1,361,250 shares of common stock shares reserved for the ESPP, after adjustment for the effect of the 3-for-2 stock split, there were 516,514 shares remaining at March 31, 2005.

On September 25, 2002, our Board of Directors authorized us to repurchase up to one million shares of our stock in the open market, or through privately negotiated transactions during the 36-month period ending September 30, 2005, subject to market conditions and other factors. Under the September 25, 2002 plan, we did not repurchase any shares during the quarter ended March 31, 2005. Cumulative shares repurchased under the September 25, 2002 plan amounted to 306,211. On May 10, 2005, our Board of Directors authorized us to repurchase up to two million shares of our stock in the open market, or through privately negotiated transactions during the 36-month period ending May 9, 2008, subject to market conditions and other factors. The May 10, 2005 plan superseded the September 25, 2002 plan, and the remaining 693,789 authorized shares that had been authorized for repurchase under the September 25, 2002 plan are no longer available for repurchase. Except for the 42,275 shares remaining in the treasury at March 31, 2005, all shares repurchased have been reissued in connection with employee stock option exercises and employee stock purchase plan purchases.

During fiscal 2001, we began paying dividends on our common stock on a quarterly basis. After adjustment for the effect of the 3-for-2 stock split, dividends of $0.09, $0.13 and $0.15 per share were declared and dividends of $0.08, $0.12 and $0.15 per share were paid to shareholders during fiscal years 2003, 2004 and 2005, respectively. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon our earnings, capital requirements, operating and financial condition, restrictions in our Loan Agreement, and such other factors as the board may deem relevant.

13. EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the incremental increase in common shares outstanding assuming the exercise of all employee stock options and warrants that would have had a dilutive effect on earnings per share and the full vesting of all restricted stock. The weighted average number of shares is based on common stock outstanding for basic earnings per share and common stock outstanding, restricted stock outstanding, and common stock options and warrants for diluted earnings per share in periods when such common stock options and warrants are not antidilutive. As of March 31, 2004 and 2005, stock options to purchase 472,636 and 181,786 shares, respectively, were not dilutive and, therefore, were not included in the computations of diluted earnings per share amounts.

Notes to Consolidated Financial Statements *(Continued)*

On January 6, 2005, we declared a 3-for-2 stock split, which was effected in the form of a 50 percent stock dividend, payable February 17, 2005, to shareholders of record January 20, 2005. Earnings per share and the weighted average number of common shares outstanding throughout this Annual Report on Form 10-K have been retroactively adjusted for the 3-for-2 stock split.

(in thousands, except share and per share information)

Years Ended March 31,	2004	2005
Basic Earnings Per Share:		
Net earnings:		
Continuing operations	$ 12,493	$ 16,028
Discontinued operations	199	582
Net earnings	$ 12,692	$ 16,610
Weighted average number of common shares outstanding	20,922,813	20,922,011
Less: weighted average number of treasury shares	(579,961)	(285,592)
Weighted average number of common and common equivalent shares outstanding	20,342,852	20,636,419
Basic earnings per common share:		
Continuing operations	$ 0.61	$ 0.78
Discontinued operations	0.01	0.02
Net earnings	$ 0.62	$ 0.80
Diluted Earnings Per Share:		
Net earnings:		
Continuing operations	$ 12,493	$ 16,028
Discontinued operations	199	582
Net earnings	$ 12,692	$ 16,610
Weighted average number of common shares outstanding	20,922,813	20,922,011
Weighted average number of restricted shares	–	6,411
Weighted average number of shares issuable under employee stock purchase plans	13,688	11,004
Dilutive effect of the exercise of stock options	930,883	925,977
Dilutive effect of the exercise of warrants	52,416	55,307
Less: weighted average number of treasury shares	(579,961)	(285,592)
Weighted average number of common and common equivalent shares outstanding	21,339,839	21,635,118
Diluted earnings per common share:		
Continuing operations	$ 0.59	$ 0.74
Discontinued operations	–	0.03
Net earnings	$ 0.59	$ 0.77

14. DISCONTINUED OPERATIONS

On April 21, 2003, the Board of Directors granted management the authority to dispose of the Human Resources and Benefits Application Services business. Accordingly, it was determined that this business met the requirements to be presented as a discontinued operation.

On April 22, 2003 we transferred substantially all of the assets of our Human Resources and Benefits Application Services business to Workscape, Inc., a Massachusetts-based provider of benefits and workforce management solutions. The primary product of this line of services, the benefits enrollment business, provides a customized solution for clients' employees to enroll in an employer's benefits programs and make changes to their personal information and benefits elections, all by means of the Internet or by telephone. Workscape, Inc. hired all of the employees directly related to the benefits enrollment business.

The transaction was structured as a transfer of assets under contract for sale with no initial down-payment and the purchase price to be paid over a three-year period, based on a client retention formula. Proceeds are anticipated to be between $2.0 million and $6.0 million. While the contract did not specify a minimum guaranteed amount, we secured a $2.0 million note from Workscape, Inc. and as of May 4, 2005 we had received payment in full on the note and $135,000 of interest payments in connection with the note.

All assets and liabilities of this business, both the portion of the business transferred under contract to Workscape, Inc. (approximately 90% of the assets) and the portion that has not yet been sold, along with related transaction costs, were recorded on our consolidated balance sheet as net assets of business held for sale. We recorded cash received under the asset purchase agreement first to reduce the recorded value of net assets of business held for sale and then to reflect gain on the sale of the business.

In connection with the transfer, we are providing Workscape, Inc., for agreed-upon fees, with various transition services related to the operation of the benefits enrollment business until December 31, 2005, or until certain transferred client contracts have expired or been terminated. These fees, offset by costs to deliver the service, were recorded first to reduce the recorded value of net assets of business held for sale and then to reflect gain on the sale of the business. The historical results of operations for this business have been reclassified to earnings from discontinued operations on our consolidated statement of earnings.

Notes to Consolidated Financial Statements *(Continued)*

The results of operations for this business for the years ended March 31, 2003, 2004 and 2005 were as follows:

			(in thousands)
March 31,	2003	2004	2005
Revenues	$10,188	$ –	$ –
Earnings from discontinued operations	2,889	281	25
Gain on disposal of discontinued operations	–	41	937
Earnings from discontinued operations	2,889	322	962
Income tax expense	1,108	123	380
Net earnings from discontinued operations	$ 1,781	$199	$582

15. EMPLOYEE BENEFIT PLAN

We sponsor a profit-sharing/401(k) plan. The plan covers substantially all of our employees. Employees may contribute up to 50% of pre-tax compensation to the plan. We make contributions to the plan, subject to ERISA limitations, up to 2.4% of employees' earnings. There is a three-year graded vesting schedule for employer matching contributions. Participants direct the investment of both employee deferral and employer matching contributions among a variety of investment choices. The plan does not hold company stock. Total expense under the plan for the years ended March 31, 2003, 2004 and 2005 was $762,000, $831,000 and $1.0 million, respectively.

16. COMMITMENTS AND CONTINGENCIES

We are a defendant from time to time in lawsuits. Based on information currently available, we believe that no current proceedings, individually or in the aggregate, will have a material adverse effect upon us.

On December 26, 2001, a purported class action lawsuit was filed in the United States District Court for the Eastern District of Missouri (Civil Action No. 4:01CV02014DJS) by Matt L. Brody, an alleged shareholder of the Company, against the Company, certain of its executive officers and directors (William W. Canfield, Craig N. Cohen and Richard F. Ford) (collectively, the "Individual Defendants"), and two underwriters (Stifel, Nicolaus & Company, Incorporated and A.G. Edwards & Sons, Inc.) in our August 2001 secondary common stock offering ("Secondary Offering"). The case purportedly was brought on behalf of all persons who purchased or otherwise acquired shares of our common stock between July 18, 2001 and October 1, 2001 ("Putative Class Period"), including as part of the Secondary Offering. The complaint alleged, among other things, that certain statements in the registration statement and prospectus for the Secondary Offering, as well as other statements made by the Company and/or the Individual Defendants during the Putative Class Period, were materially false and misleading because they allegedly did not properly account for certain software and inventory, did not reflect certain write-offs, and did not accurately disclose certain business prospects. The complaint alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder against the Company and the Individual Defendants, violations of Section 11 of the Securities Act of 1933 against the Company, the Individual Defendants and the underwriters, and violation of Section 15 of the Securities Act of 1933 against Mr. Canfield.

Three additional purported class action lawsuits were filed in the same court, against the same defendants and making substantially the same allegations: on January 8, 2002 by Donald Metzger (Civil Action No. 4:02CV00031DJS); on January 9, 2002 by Anna Goodman (Civil Action No. 4:02CV00033DJS); and on January 30, 2002 by Al Hinton (Civil Action No. 4:02CV00168DJS) each of whom allegedly were shareholders of the Company during the Putative Class Period. On February 15, 2002, these three lawsuits were consolidated with and into the Brody lawsuit (Civil Action No. 4:01CV02014DJS) for all purposes.

The Consolidated Complaint sought, among other things, an award of unspecified money damages, including interest, for all losses and injuries allegedly suffered by the putative class members as a result of the defendants' alleged conduct and unspecified equitable/injunctive relief as the Court deemed proper.

On May 5, 2004, we reached an agreement with the plaintiffs to settle all then-pending class action lawsuits. The settlement called for payment of $5.75 million, which was made by our insurance carriers and did not impact earnings. As of the year ended March 31, 2004, we recorded a liability for $5.75 million in accrued expenses and other liabilities representing the amount we owed under the settlement agreement. Additionally, we recorded $5.75 million in prepaid expenses and other current assets representing the amount we expected to receive from our insurance companies. On May 8, 2004, we received $5.75 million from our insurance companies, and on June 1, 2004, we paid the $5.75 million settlement.

On October 6, 2004, the Court entered a Final Judgment and Order of Dismissal with Prejudice, approving the proposed settlement in all respects. The Court simultaneously issued an Order Approving Allocation of Settlement Proceeds. The Court's Final Judgment provides that the claims of the named plaintiffs and all members of the class are dismissed with prejudice; that any claims that were or could have been alleged by the named plaintiffs or members of the class are released and forever discharged; and that the action is dismissed subject to the Court's continuing jurisdiction with regard to implementation of the settlement and distribution of the settlement fund to the class.

As previously disclosed, the Securities and Exchange Commission, which we refer to as the "Commission" or the "SEC", initially commenced an investigation into our second fiscal quarter 2001 financial results. On November 12, 2002, the staff of the Central Regional Office of the Commission sent us a "Wells letter" indicating the staff's plans to recommend to the Commission that it institute an enforcement action against us and two of our executive officers, William Canfield and Craig Cohen (who has resigned from the Company) related to two matters, and requesting that we and such executive officers submit responses to the letter. The Wells letter stated that the SEC staff would allege, among other things, that our financial statements were misleading as a result of capitalizing instead of expensing $1.6 million related to a patent technology license agreement executed in March 2001 and expensing approximately $158,000 in bonus payments to executive officers in the first quarter of fiscal 2002 instead of the fourth fiscal quarter of 2001. Those items are among those that were the subject of our prior restatement, as disclosed in our Form 10-K/A for the year ended March 31, 2002. We and the individuals filed separate responses to the Wells letter. Since the time of the Wells submissions, the Commission investigated our accounting for certain items.

Notes to Consolidated Financial Statements *(Continued)*

In anticipation of a settlement with the SEC, we recorded a reserve of $3.0 million in the first quarter of fiscal year 2005. This charge was included in "other income (expense), net" in the consolidated statement of earnings for the quarter ended June 30, 2004. On August 12, 2004, we announced that we had made an offer of settlement to the Enforcement Division of the SEC, under which we would pay a fine of $2.5 million and would consent, without admitting any wrongdoing, to the entry of an SEC order prohibiting us from violating certain securities laws in the future. In the fourth quarter of fiscal year 2005, we reclassified the SEC settlement charge to "operating expenses" in our consolidated statement of earnings. Additionally, $0.5 million of the reserve recognized in the 2005 first quarter was reclassified to "general and administrative" expenses, representing related legal expenses incurred during the fiscal year. On March 3, 2005, we announced that the SEC had accepted the previously announced offer of settlement submitted by us to resolve the SEC's investigation into our accounting for certain items. The SEC also accepted an offer of settlement submitted by William W. Canfield, our president and chief executive officer, to resolve charges stemming from the same accounting issues.

In the settlement of the civil suit referred to above, we released our insurance providers from related claims against our applicable insurance policies. Accordingly, the SEC settlement charge was not covered by insurance. Additionally, any further defense costs incurred by us in connection with the SEC investigation as indemnification on behalf of Craig N. Cohen and any future related litigation will be borne by us and will not be covered by insurance. In addition, to the extent that we are required to indemnify Mr. Cohen against any fines or penalties assessed against him, those amounts will be borne by us and not be covered by insurance. The application of any of the foregoing remedies, or the commencement of any regulatory proceeding or enforcement action, could harm our business and financial condition.

As required under our articles of incorporation, we are obligated to indemnify and advance expenses of each of the Individual Defendants, as current or former officers and/or directors of the Company to the fullest extent permitted by Missouri law, in connection with the above matters, subject to their obligations to repay amounts advanced under certain circumstances. Stifel, Nicolaus & Company and A.G. Edwards & Sons, Inc. have made demands on the Company to indemnify and advance expenses to them in connection with these matters.

Regardless of the outcome, litigation of this type is expensive and, until settled or otherwise resolved, may require that we devote substantial resources and executive time to defend these proceedings.

In addition to matters set forth above, we are also party to other lawsuits and claims that arise in the ordinary course of conducting our business. In the opinion of management, after taking into account recorded liabilities, the outcome of these other lawsuits and claims will not have a material adverse effect on our consolidated financial position or results of operations.

17. BUSINESS SEGMENT INFORMATION

In fiscal year 2005, we determined that we operate in three business segments. The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance. The Company's Chief Operating Decision Maker and Board of Directors review gross profit for the Company's business units. The Company's Chief Operating Decision Maker and Board of Directors only review profit and loss information after gross profit on a consolidated basis to assess performance, make overall operating decisions and make resource allocations. The Company's business units are closely interrelated in their activities and share services such as order entry, billing, technical services, internet support, purchasing and information technology facilities. As a result, it is impractical and provides no value to allocate costs of these services to the business units or to allocate any of the underlying assets to the businesses. Additionally, the Company's Chief Operating Decision Maker and its principal officers participate in a cash bonus program which rewards performance based upon consolidated Company results.

As of March 31, 2005, the Company's operations are conducted principally through business segments comprised of: The Work Number services, tax management services, and customer premises systems and related maintenance and support. The Work Number services include our employment verification and services, W-2 eXpress, ePayroll, FasTime, HireXpress, and I-9 eXpress; Tax Management Services include our employment tax consulting and claim processing operations, unemployment tax planning services, and employment-related tax credit and incentive services; and customer premises systems and maintenance and support relate to a business the Company is phasing out. There are no intersegment sales, and we do not allocate assets to the segments.

Summary by Business Segments:

(in thousands)

Years Ended March 31,	2003	2004	2005
Net revenue:			
The Work Number services	$ 35,934	$ 46,608	$ 65,373
Tax management services	74,645	73,667	90,208
Customer premises systems and maintenance and support	5,347	4,120	2,814
Total revenue	$115,926	$124,395	$158,395
Gross profit:			
The Work Number services	$ 23,649	$ 32,661	$ 46,728
Tax Management services	36,308	35,681	45,144
Customer premises systems and maintenance and support	3,616	2,800	1,806
Total gross profit	63,573	71,142	93,678
Selling and marketing expenses	(18,902)	(23,862)	(27,693)
General and administrative expenses	(25,180)	(26,052)	(32,845)
SEC settlement charge	—	—	(2,500)
Operating income	19,491	21,228	30,640
Net interest income (expense)	(1,356)	(848)	(2,720)
Other income (expense)	(2)	3	(5)
Earnings from continuing operations before income taxes	$ 18,133	$ 20,383	$ 27,915

Notes to Consolidated Financial Statements *(Continued)*

18. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for interest totaled $1.3 million, $756,000, and $2.6 million for the years ended March 31, 2003, 2004 and 2005, respectively. Cash paid during the year for income taxes totaled $2.5 million, $4.7 million, and $11.5 million for the years ended March 31, 2003, 2004 and 2005, respectively.

19. RELATED PARTY TRANSACTION

James W. Canfield, the son of our Chairman, President and Chief Executive Officer, is employed in a non-executive position with our Company as Director of Product Development. Mr. Canfield has a current annual salary of $115,600 and is eligible for a bonus of approximately $35,000 based upon certain performance goals. This bonus can decrease or increase based on the percentage achievement of these performance goals. Mr. Canfield is also eligible annually for an award of stock options. Both the bonus and stock option awards are granted under standard corporate compensation plans and are consistent with payments made to directors at Mr. Canfield's level. For fiscal 2005, Mr. Canfield received $107,000 in salary, approximately $42,000 in bonus and 7,500 stock options for his services to the Company. Additionally, during fiscal year 2005, Mr. Canfield was awarded 3,000 stock options for fiscal year 2006.

20. SUBSEQUENT EVENT

Pursuant to an acquisition agreement dated April 20, 2005, we acquired Jon-Jay Associates, Inc., which specializes in providing unemployment cost management services as well as an employment verification service, for approximately $24 million, including transaction costs, subject to certain post-closing adjustments. Additionally, the acquisition agreement includes provisions for potential earn-out payments if certain future financial performance measures are achieved through the twelve months ending April 30, 2006 and April 30, 2007, respectively.

Pursuant to an asset purchase agreement dated April 26, 2005, we acquired substantially all of the assets and assumed certain of the liabilities of Glick & Glick Consultants, LLC, which specializes in employment-related tax credit and incentive services, for approximately $5 million, including transaction costs, subject to certain post-closing adjustments. The purchase prices were determined based on arms'-length negotiations, and were paid in cash financed through our 2005 Loan Agreement as discussed above in Note 8.

The purchase agreements provide for indemnification of the Company by the sellers for certain pre-closing liabilities and obligations of the business, subject to certain limitations. Escrow accounts, maintained pursuant to the terms of respective escrow agreements, are also available until one year following the purchases to satisfy the indemnification obligations under the purchase agreements, subject to certain limitations described in the acquisition agreements. Of the purchase prices, $2.9 million was paid into the escrow accounts.

21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly data is set forth in the following tables.

(in thousands, except per share data)

Fiscal 2004	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004
Total revenues	$30,141	$31,548	$29,444	$33,262
Gross margin	16,753	18,092	16,659	19,638
Net earnings from continuing operations	2,731	3,263	2,539	3,960
Net earnings	2,811	3,285	2,567	4,029
Basic earnings per share:				
Net earnings from continuing operations	0.13	0.16	0.12	0.19
Net earnings	0.14	0.16	0.13	0.20
Diluted earnings per share:				
Net earnings from continuing operations	0.13	0.15	0.12	0.19
Net earnings	0.13	0.15	0.12	0.19

(in thousands, except per share data)

Fiscal 2005	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005
Total revenues	$36,061	$36,630	$39,840	$45,864
Gross margin	20,503	21,594	24,141	27,440
Net earnings from continuing operations	198	3,930	4,813	7,087
Net earnings	356	4,059	4,966	7,229
Basic earnings per share:				
Net earnings from continuing operations	0.01	0.19	0.23	0.34
Net earnings	0.02	0.20	0.24	0.35
Diluted earnings per share:				
Net earnings from continuing operations	0.01	0.18	0.22	0.32
Net earnings	0.02	0.19	0.23	0.33

On January 6, 2005, we declared a 3-for-2 stock split, which was effected in the form of a 50 percent stock dividend, payable February 17, 2005, to shareholders of record January 20, 2005. Earnings per share and the weighted average number of common shares outstanding throughout this Annual Report on Form 10-K have been retroactively adjusted for the 3-for-2 stock split.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

CONTROLS AND PROCEDURES:

Our management, including our Chairman, President and Chief Executive Officer and our Vice President, Chief Financial Officer and Assistant Secretary, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)), as of March 31, 2005, and determined that such controls and procedures are effective as of that date to provide reasonable assurance that the information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. They have also determined in their evaluation that there was no significant change in our internal control over financial reporting during the quarter ended March 31, 2005 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

It should be noted that while our management, including the Chairman, President and Chief Executive Officer and the Vice President, Chief Financial Officer and Assistant Secretary, believe our disclosure controls and procedures provide a reasonable level of assurance, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The information contained in Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm regarding such Management's Report contained in "Item 8 – Financial Statements and Supplementary Data" are incorporated by reference herein.

ITEM 9B. Other Information

None.

Part III

ITEM 10. Directors and Executive Officers of the Registrant

Information regarding directors and executive officers of the Company is contained under the caption "Nominees and Continuing Directors," the first sentence and the last sentence under the caption "Committees and Meetings of the Board of Directors – Audit Committee," and the information under the captions "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Business Ethics" included in the Proxy Statement for the 2005 Annual Meeting of Shareholders, which information is incorporated herein by reference.

ITEM 11. Executive Compensation

Information regarding executive compensation is contained under the caption "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Equity Compensation Plan Information," "Shareholder Approved Equity Compensation," "Non-Shareholder Approved Equity Compensation," "Employment and Severance Agreements" and "Director Compensation" included in the Proxy Statement for the 2005 Annual Meeting of Shareholders, which information is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management and related stockholder matters is contained under the captions "Equity Compensation Plan Information," "Shareholder Approved Equity Compensation," "Non-shareholder Approved Equity Compensation," "Common Stock Ownership of Directors, Nominees and Officers," and "Common Stock Ownership of Certain Beneficial Owners" included in the Proxy Statement for the 2005 Annual Meeting of Shareholders, which information is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions

Information regarding certain relationships and related transactions is contained under the caption "Certain Relationships and Related Party Transactions" included in the Proxy Statement for the 2005 Annual Meeting of Shareholders, which information is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is contained under the caption "Ratification of Independent Auditors" included in the Proxy Statement for the 2005 Annual Meeting of Shareholders, which information is incorporated herein by reference.

Part IV

ITEM 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) *Financial Statements*

See "Item 8 – Index to Consolidated Financial Statements."

(2) *Financial Statement Schedules*

None; such schedules have been omitted because of the absence of conditions under which they are required or because the information is included in the financial statements or notes thereto.

(3) *Exhibits*

See Exhibit Index for the exhibits filed as part of or incorporated by reference into this report.

We agree to furnish to the Securities and Exchange Commission a copy of any long-term debt instruments for which the total amount of securities authorized thereunder does not exceed 10% of the total assets of us and our subsidiaries on a consolidated basis.

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALX CORPORATION

By: /s/ WILLIAM W. CANFIELD

William W. Canfield
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

June 3, 2005

By: /s/ L. KEITH GRAVES

L. Keith Graves
Vice President, Chief Financial Officer and Assistant Secretary
(Principal Financial and Accounting Officer)

June 3, 2005

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ WILLIAM W. CANFIELD William W. Canfield	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	June 3, 2005
/s/ L. KEITH GRAVES L. Keith Graves	Vice President, Chief Financial Officer, and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	June 3, 2005
/s/ RICHARD F. FORD Richard F. Ford	Director	June 3, 2005
/s/ TONY G. HOLCOMBE Tony G. Holcombe	Director	June 3, 2005
/s/ CRAIG E. LABARGE Craig E. LaBarge	Director	June 3, 2005
/s/ EUGENE M. TOOMBS Eugene M. Toombs	Director	June 3, 2005
/s/ M. STEVE YOAKUM M. Steve Yoakum	Director	June 3, 2005

Exhibit Index

Exhibit No.	
2.1	Asset Purchase Agreement by and among TALX Corporation and Sheakley-Uniservice, Inc., Sheakley Interactive Services, LLC and Larry Sheakley incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed April 15, 2004†
2.2	Escrow Agreement by and among TALX Employer Services, LLC, TALX Corporation, Sheakley-Uniservice, Inc., Sheakley Interactive Services, LLC and LaSalle Bank National Association dated as of March 31, 2004 incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed April 15, 2004
2.3	Transition Services Agreement by and between TALX Employer Services, LLC, TALX Corporation, Sheakley-Uniservice, Inc., Sheakley Interactive Services, LLC dated as of March 31, 2004 by reference to Exhibit 2.3 to our Current Report on Form 8-K filed April 15, 2004†
3.1	Restated Articles of Incorporation of TALX Corporation, as amended, incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the year ended March 31, 1997 (File No. 000-21465)
3.2	Bylaws of TALX Corporation, incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q for the period ended December 31, 2001 (File No. 000-21465)
4.1	See Exhibit 3.1
10.1	Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-1 (File No. 333-10969)††
10.2	TALX Corporation Amended and Restated 1994 Stock Option Plan, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-1 (File No. 333-10969)††
10.3	Form of Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form S-1 (File No. 333-10969)††
10.4	TALX Corporation Outside Directors' Stock Option Plan, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form S-1 (File No. 333-10969)††
10.4.1	Amendment to TALX Corporation Outside Directors' Stock Option Plan, incorporated by reference to Exhibit 10.6.1 to our Annual Report on Form 10-K for the year ended March 31, 2001 (File No. 000-21465)††
10.4.2	Second Amendment to TALX Corporation Outside Directors' Stock Option Plan, incorporated by reference to our Schedule 14A filed July 23, 2004 (File No. 000-21465)††
10.5	Form of Director Stock Option Agreement, incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-K for the year ended March 31, 1998 (File No. 000-21465)††
10.6	Lease dated March 28, 1996 by and between TALX Corporation and Stephen C. Murphy, Thomas W. Holley, Arthur S. Margulis and Samuel B. Murphy, Trustee of the Samuel B. Murphy Revocable Living Trust UTA 1/9/91, dba "Adie Road Partnership," incorporated by reference to Exhibit 10.10 to our Registration Statement on Form S-1 (File No. 333-10969)
10.12	Employment Agreement between TALX Corporation and Mr. Canfield, incorporated by reference to Exhibit 10.21 to Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-10969)††
10.15	Agreement dated December 31, 2003 by and between TALX Corporation and Craig N. Cohen, incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2003 (File No. 000-21465)††
10.16	Employment Agreement between TALX Corporation and L. Keith Graves, incorporated by reference to Exhibit 10.32 to our original Annual Report on Form 10-K for the period ended March 31, 2003 (File No. 000-21465), superseded by Exhibit 10.31††
10.19	License Agreement by and between A2D, L.P. and TALX Corporation, dated as of April 1, 2001, incorporated by reference to exhibit 10.26 to our Annual Report on Form 10-K for the year ended March 31, 2001 (File No. 000-21465)*
10.20	Form of Warrant to Purchase Common Stock dated as of May 7, 1999 issued by TALX Corporation to AGE Investments, Inc., incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-3 (File No. 333-63690)
10.24	Amended and Restated Loan Agreement among LaSalle Bank National Association, as Administrative Agent, and TALX Corporation dated as of March 31, 2004 incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed April 15, 2004*
10.25	Guaranty executed and delivered by TALX Employer Services in favor of LaSalle Bank National Association, as Administrative Agent, dated as of March 31, 2004 incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed April 15, 2004
10.26	Security Agreement executed and delivered by TALX Employer Services in favor of LaSalle Bank National Association, as Administrative Agent, dated as of March 31, 2004 incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed April 15, 2004
10.27	Collateral Assignment of Membership Interest in TALX Employer Services, LLC executed and delivered by TALX Corporation in favor of LaSalle Bank National Association, as Administrative Agent, dated as of March 31, 2004 incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed April 15, 2004
10.29	TALX Corporation 2004-2006 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (File No. 000-21465)††

Exhibit No.	
10.30	First Amendment to and Complete Restatement of Split-Dollar Agreements and Related Insurance Agreements, dated March 31, 1999, by and among TALX Corporation, William W. Canfield, and Thomas M. Canfield and James W. Canfield, Trustees of the Canfield Family Irrevocable Insurance Trust U/A March 31, 1993, incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (File No. 000-21465)††
10.31	Form of Employment Agreement for Messrs. Chaffin, Graves, & Smith, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed May 17, 2005††
10.32	FY05 Incentive Bonus Plan Agreement for Corporate Officers, incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (File No. 000-21465)††
10.33	Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (File No. 000-21465)††
10.34	Description of Officer Perquisites, incorporated by reference to Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (File No. 000-21465)††
10.35	Schedule of Director Compensation Arrangements††
10.36	Schedule of Named Executive Officer Compensation Arrangements††
10.37	Second Amended and Restated Loan Agreement among the Company, LaSalle Bank National Association, as Administrative Agent, and the Lenders named therein
11.1	Statement regarding computation of Per Share Earnings
21.1	Subsidiaries of TALX Corporation
23.1	Consent of KPMG LLP
31.1	Chief Executive Officer Certification required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934.
31.2	Chief Financial Officer Certification required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934.
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† TALX Corporation undertakes to furnish supplementally a copy of any schedule to the Securities Exchange Commission upon request.
†† Represents management contract or compensatory plan or arrangement.
* Certain portions of this agreement have been omitted pursuant to a confidential treatment request and filed separately with the Securities and Exchange Commission.

Exhibit 31.1

Certifications of Principal Executive Officer

I, William W. Canfield, certify that:

1. I have reviewed this annual report on Form 10-K of TALX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in the annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the annual report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ William W. Canfield

William W. Canfield
Chairman, President and Chief Executive Officer

TALX Corporation
June 3, 2005

Exhibit 31.2

Certifications of Principal Financial Officer

I, L. Keith Graves, certify that:

1. I have reviewed this annual report on Form 10-K of TALX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in the annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the annual report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ L. Keith Graves

L. Keith Graves
Vice President, Chief Financial Officer
and Assistant Secretary

TALX Corporation
June 3, 2005

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of TALX Corporation (the "Company") on Form 10-K for the period ending March 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William W. Canfield, Chairman, President and Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ William W. Canfield
William W. Canfield
Chairman, President and Chief Executive Officer

TALX Corporation
June 3, 2005

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of TALX Corporation (the "Company") on Form 10-K for the period ending March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, L. Keith Graves, Vice President, Chief Financial Officer and Assistant Secretary of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ L. Keith Graves

L. Keith Graves
Vice President, Chief Financial Officer
and Assistant Secretary

TALX Corporation
June 3, 2005

SHAREHOLDER INFORMATION

STOCK INFORMATION

Our Common Stock is listed on the Nasdaq National Market under the symbol "TALX." The table below sets forth the high and low prices (as adjusted for stock splits and dividends) of our Common Stock during the past two years.

Fiscal 2004	High	Low
First Quarter	$16.30	$ 8.28
Second Quarter	21.17	13.24
Third Quarter	19.19	13.26
Fourth Quarter	15.66	12.33
Fiscal 2005		
First Quarter	$16.53	$14.50
Second Quarter	16.41	13.50
Third Quarter	20.00	15.22
Fourth Quarter	24.51	15.43

The approximate number of holders of record of our Common Stock at May 19, 2005 was 141. This number does not include shareholders for whom shares are held in a "nominee" or "street" name.

During fiscal 2001, we began paying dividends on our Common Stock on a quarterly basis. The following table sets forth dividends declared per share of Common Stock for the periods indicated, retroactively adjusted for the effects of the 3-for-2 stock split:

Fiscal 2004	Dividend Declared
First Quarter	$0.03
Second Quarter	0.03
Third Quarter	0.03
Fourth Quarter	0.03
Fiscal 2005	
First Quarter	$0.03
Second Quarter	0.04
Third Quarter	0.04
Fourth Quarter	0.04

Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon our earnings, capital requirements and operating and financial condition and such other factors as the Board of Directors may deem relevant. See "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" of our 2005 Form 10-K regarding certain contractual restrictions on our ability to pay dividends that are found in our loan agreement.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
Shareholder Information: 1-866-233-5145
www.melloninvestor.com

ANNUAL MEETING

The annual meeting of shareholders will be held at 2:00 p.m. C.D.T. on Thursday, September 8, 2005, at the Ritz Carlton of St. Louis, 100 Carondelet Plaza, St. Louis, Missouri 63105.

INVESTOR RELATIONS

TALX Corporation
Attention: Investor Relations
1850 Borman Court
St. Louis, Missouri 63146

FORM 10-K

A copy of our Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge upon written request to Investor Relations.

CORPORATE ADDRESS, TELEPHONE, FAX, WEB SITE

TALX Corporation
1850 Borman Court
St. Louis, Missouri 63146
314-214-7000
314-214-7588 fax
www.talx.com

AUDITORS

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

CORPORATE COUNSEL

Bryan Cave LLP
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102



TALX CORPORATION
1850 BORMAN COURT   ST. LOUIS, MISSOURI   63146
WWW.TALX.COM